Exemption
82-34899

Rockyview Energy



2006

FINANCIAL REVIEW & OPERATING HIGHLIGHTS

	Three months ended Dec. 31, 2006	Year ended Dec. 31, 2006	Three months ended Dec. 31, 2005	Period[1] ended Dec. 31, 2005
FINANCIAL ($)				
Revenue before royalties	10,064,190	33,323,597	6,993,066	13,195,154
Funds flow from operations	4,833,713	15,472,530	4,016,113	7,452,589
Per share - basic	0.24	0.79	0.33	0.85
Per share - diluted	0.24	0.79	0.33	0.82
Total assets		146,867,870		63,243,557
Working capital [2]		688,867		949,643
Bank loan		25,000,000		–
Capital asset acquisitions, net of dispositions	(69,486)	65,179,078	–	39,864,559
Capital expenditures	3,253,373	35,271,178	10,636,569	12,866,962
Market				
Shares outstanding [3]				
End of period	24,364,378	24,364,378	12,049,077	12,049,077
Weighted average - basic	20,500,139	19,522,485	12,037,058	8,822,616
Weighted average - diluted	20,500,139	19,524,359	12,301,818	9,087,376
OPERATIONS				
Average daily production [4]				
Natural gas (mcf/d)	14,353	12,241	5,682	5,709
Light and medium oil (bbl/d)	65	58	46	44
NGLs (bbl/d)	59	64	25	30
Total (boe/d)	2,516	2,162	1,018	1,026
Average wellhead prices				
Natural gas ($/mcf)	7.04	6.72	11.97	10.60
Light and medium oil ($/bbl)	51.33	59.57	59.49	63.72
NGLs ($/bbl)	53.31	58.56	61.11	59.35
Average ($/boe)	42.73	41.36	71.02	63.48
Operating netback ($/boe)	24.70	23.82	48.90	43.70

(1) Period from June 21 to December 31, 2005.
(2) Excludes current portion of future income taxes.
(3) Weighted average shares for 2005 have been calculated based on the 264 days from date of incorporation.
(4) Actual daily production volumes for the period ended December 31, 2005 reflect 194 days of production from June 21, 2005.

ANNUAL GENERAL MEETING

The Annual Meeting of the shareholders of Rockyview Energy Inc. will be held on Thursday, April 19, 2007 at 3:00 pm in the Royal Room at the Metropolitan Conference Centre located at 333 - 4th Avenue SW, Calgary, Alberta.



PRESIDENT'S MESSAGE

We are pleased to present Rockyview Energy Inc.'s ("Rockyview" or the "Company") 2006 annual report.

While 2005 represented our inaugural year of operations and one characterized by establishing our game plan, 2006 was the year during which our focus was on the execution of our objectives. It saw us take the promise of an extensive shallow gas drilling inventory and begin to convert it into production and cash flow. The result was a 2006 capital expenditure program that included the building and commissioning of three significant new compression facilities in our core area of Central Alberta, that enabled us to bring onstream the 55 wells we drilled in 2005.

Rockyview also completed its first significant acquisition in 2006: the purchase of Espoir Exploration Corp. ("Espoir"). In addition to adding approximately 900 boe per day of production, the Espoir transaction created two new core areas for the Company in Western Alberta and the Peace River Arch, adding a number of high-impact locations to our already extensive drilling inventory. In total, 2006 expenditures amounted to $100.5 million which, in addition to the Espoir acquisition, included the drilling of 28 (19.2) wells and the installation of the three compressor stations and related infrastructure.

The year was not without its challenges. As one of the most gas-levered (95%) energy companies operating in Western Canada, Rockyview had to deal with a commodity that went from a high of more than $14.00 per mcf in the fourth quarter of 2005, to less than $4.00 per mcf by the third quarter of 2006. While this resulted in a more conservative capital expenditure program during the last half of the year, we were nonetheless able to steer our way through a difficult period.

Entering 2007, the Company had 187 gross (131 net) drilling locations identified on its lands. With the completion of a $14.6 million equity issue in December, our 2007 game plan contemplates the drilling of 57 (37 net) wells on capital expenditures of $20 million. As Rockyview's budget is predicated on an average 2007 gas price of $6.50 per mcf, we have the ability to expand the capital program should gas prices remain higher than budget.

Going forward, our goal continues to be to add to our high-impact drilling inventory by levering the cash flow from our shallow gas development program. These opportunities will come both from within Rockyview's existing lands as well as from new ventures.

I would like to thank our staff for their hard work during 2006, and to our board of directors for their continued support and guidance.

Steve Cloutier
President & Chief Executive Officer



2006 ACCOMPLISHMENTS

- **Increased** daily **production** to an average of 2,162 boe/d, from 1,026 boe/d in 2005.
- **Increased** net undeveloped **land** from 39,005 acres to 94,815 acres.
- **Drilled 28** (19.2 net) **wells** and experienced an **86% success rate**.
- Completed the Company's first significant acquisition: the **purchase** of **Espoir** Exploration Corp.
- **Installed** significant shallow gas **infrastructure**.
- Participated in three exploration **discoveries**.

REVIEW OF OPERATIONS

Rockyview has implemented a **strategy** with three primary components to ensure **growth** in **shareholder value**:

- **low risk development and exploitation**
- **higher impact exploration**
- **mergers and acquisitions**

Rockyview is committed to this strategy to grow production and reserves per share.





PEACE RIVER ARCH
WESTERN ALBERTA
Edmonton
CENTRAL ALBERTA
Calgary



CENTRAL ALBERTA

Key Properties: WOOD RIVER, BITTERN, KNELLER, STETTLER, CLIVE, WATELET & WETASKIWIN	
Formations: Belly River, Basal Quartz, Horseshoe Canyon coals, Upper Mannville coals	
Undeveloped Acreage: 43,792	
2006 Capital: $26.5 MM	**2007 Capital Budget:** $16.5 MM
Conventional Wells Drilled: 8 (7.2 net)	**Conventional Wells:** 4 (3.5 net)
CBM Wells Drilled: 12 (6.9 net)	**CBM Wells:** 48 (30.8 net)
Average 2006 Production: 1,356 boe/d	

CENTRAL ALBERTA

Central Alberta remains the Company's most active area. During 2006, Rockyview drilled 20 (14.1 net) wells, and together with those wells drilled in 2005, tied-in and placed on production 44.8 net wells. In addition, three large compressor stations and over 50 kilometres of low pressure pipeline were installed in the area by September 2006. The Company's legacy asset, Wood River, received two of the compressors totaling 2,500 hp which provided 10 mmcf per day of additional capacity. The third compressor (1,100 hp) was installed in Rockyview's 100% owned Bittern Lake area as part of a new CBM field development program. Total capital expenditures during 2006 in Central Alberta, including compression and infrastructure costs, were $26.5 million, resulting in an average of 5.6 mmcf per day net incremental production during the fourth quarter of 2006. Although the majority of the Company's 2006 budget was deployed in development drilling on proved undeveloped reserves, Rockyview nonetheless succeeded in increasing reserves in Central Alberta by approximately 19% or 1,031 mboe.


Kneller
Watelet
4-10 Bittern
Wetaskiwin
Bittern
1-28 Wood River Gas Plant
Wood River
10-30 Wood River
T49
T47
T45
T43
R25
R24
R23
R22W4

While the Central Alberta drilling program focused on efficient exploitation of the vast gas resource within the Upper Cretaceous Horseshoe Canyon coals and underlying Belly River sandstones, Rockyview continued to generate and assemble prospects in deeper targets within this core area. These objectives include the Lower Cretaceous Glauconite and Basal Quartz zones. The Company was successful in drilling two of these prospects in 2006. At Wood River, the Company drilled a successful 81% working interest Basal Quartz pool extension. At Watelet, the Company drilled and completed a 100% working interest dual zone new pool wildcat, encountering gas in both the Ellerslie and Glauconitic zones with a production capability of 2.1 mmcf per day. This well was tied into a third party gathering system in late 2006 at a restricted rate due to capacity limitations, with Rockyview pursuing alternative gas gathering and transportation initiatives.

The 2007 drilling program remains concentrated on the Wood River and Bittern Lake areas with plans to drill 52 (34.3 net) wells. The success of the Watelet prospect has resulted in continued exploration in this area and numerous other projects have been assembled with drilling expected in late 2007. The Company also plans to drill a horizontal well into the Wood River Basal Quartz reservoir in the summer of 2007.

Rockyview's major 2006 compressor projects in Central Alberta are electrically-driven, which significantly reduces noise and emissions as compared to conventional gas engine units. While operating costs are marginally higher due to higher power costs, none of the Company's gas production is utilized as compressor fuel, resulting in less CO_2 emissions and a 3% to 5% increase in production and reserve yields.

Rockyview's prospects for the future in Central Alberta continue to be strong. Due to the large up front investment in Company-operated infrastructure, Rockyview's continued drilling of shallow gas wells will add production and reserves at low incremental costs. Meanwhile, conventional drilling in the Watelet area will add high-impact wells to the portfolio, and grassroots CBM developments in Kneller and north Bittern will add reliable future reserves and cash flow.





WESTERN ALBERTA

Key Properties: THUNDER & NEERLANDIA	
Formations: Mannville Coals, Nordegg, Banff, Glauconitic	
Undeveloped Acreage: 22,192	
2006 Capital: $4.1 MM	**2007 Capital Budget:** $0.7 MM
Conventional Wells Drilled: 6 (4.3 net)	**Conventional Wells:** 1 (0.5 net)
Average 2006 Production: 568 boe/d	

THUNDER



T60
T59
R7
R6
R5W5

WESTERN ALBERTA

The Thunder – Neerlandia area in Western Alberta is characterized by stacked Banff, Nordegg, Ellerslie and Glauconitic conventional gas targets available at moderate cost, carrying medium risk, with attractive production and reserve impact. It is also the site of a significant Mannville CBM initiative undertaken by major industry participants, who have now demonstrated its economic viability using multi-lateral horizontal wells. Rockyview drilled 6 (4.3 net) conventional wells for natural gas in the area. Two (0.9 net) natural gas wells have been tied-in and 4 (3.4 net) wells are abandonment candidates. The total capital expenditures in 2006 were $4.1 million.

The first well that was tied-in is a 62.5% working interest Jurassic gas well that shows up-hole conventional prospectivity in the Mannville formation. Based on the 3-D seismic data and the results of this well, potential for a multi-well follow-up drilling program on high-interest Rockyview lands has been confirmed. The second successful well was part of a drilling commitment pursuant to a Rockyview farm-in and was placed on production from the Detrital oil zone in late December 2006. The Company is currently exploring plans to recomplete the Ellerslie as a potential gas producer.

In 2007, the Company plans to drill 1 (0.5 net) well in the area for conventional targets. Leveraging the experience of major industry players in horizontal Mannville CBM technology, Rockyview is evaluating the opportunity of drilling its own extensive Mannville coal rights in the area by the end of 2007.

PEACE RIVER ARCH

Key Properties: GORDONDALE & SPIRIT RIVER	
Formations: Gething, Baldonnel, Halfway, Montney	
Undeveloped Acreage: 28,831	
2006 Capital: $3.5 MM	**2007 Capital Budget:** $1.7 MM
Conventional Wells Drilled: 2 (0.8 net)	**Conventional Wells:** 4 (2.4 net)
Average 2006 Production: 238 boe/d	



PEACE RIVER ARCH

Rockyview continued to develop its established Gordondale oil play in 2006, drilling one (0.5 net) new well, recompleting two (0.6 net) wells and upgrading oil battery facilities. These Triassic oil wells resulted in a new pool discovery with infill and step-out potential. During the fourth quarter of 2006, combined oil and associated gas production from the three new wells was approximately 17 boe per day net to the Company. Additional development wells are planned in 2007 to further delineate and develop this new oil pool. Rockyview also successfully participated in the drilling and tie-in of one (0.3 net) Triassic gas well, resulting in a new natural gas discovery. In total, four (1.4 net) wells were tied-in and placed on production in late 2006. Total capital expenditures during 2006 were $3.5 million.

The Company has strategically positioned itself in this competitive area through crown land acquisitions and industry partnerships on several high impact prospects in the Spirit River, Clear Hills and Balsam areas. Rockyview expects to drill 4 (2.4 net) high impact, multi-zone wells during 2007.

Additionally, certain non-core prospects have been farmed out for multi-well commitments to further evaluate and develop Rockyview's land base. We continue to work with partners to exploit existing prospects, while expanding our inventory of opportunities in the Peace River Arch.





Increased total proved **reserves**

34% from 3,844.1 mboe to 5,161.2 mboe

Howard Anderson
Vice President, Engineering

EVALUATION OF CRUDE OIL AND NATURAL GAS RESERVES

In a report dated February 6, 2007, Sproule Associates Limited ("Sproule"), the Company's independent engineering firm, evaluated the crude oil, natural gas and natural gas liquids reserves of the Company as at December 31, 2006. Sproule based their evaluation on land data, well and geological information, reservoir studies, estimates of onstream data, contract information, forecast commodity prices, operating cost data, capital budgets and future operating plans provided by Rockyview and prepared a reserves report in accordance with NI 51-101. The Reserves Committee, with the mandate of reviewing the independent engineering report, has recommended the acceptance of the Sproule reserve estimates for the purposes of filing the Annual Information Form ("AIF") and preparation of this Annual Report. The Sproule Report has been approved by the Board of Directors.

SUMMARY OF RESERVES

	Light & Medium Oil		Natural Gas		NGLs		Total	
As at December 31, 2006	Gross (mbbl)	Net (mbbl)	Gross (mmcf)	Net (mmcf)	Gross (mbbl)	Net (mbbl)	Gross (mboe)	Net (mboe)
Proved								
Developed producing	100.6	100.8	17,313.8	14,608.4	83.9	53.8	3,070.1	2,589.3
Developed non-producing	–	-	3,964.7	3,307.4	15.1	9.4	675.9	560.6
Undeveloped	9.6	8.7	8,389.3	7,279.3	7.4	5.5	1,415.2	1,227.4
Total Proved	110.2	109.5	29,667.8	25,195.1	106.4	68.7	5,161.2	4,377.4
Probable Additional	162.3	156.6	13,957.5	11,845.9	53.1	36.7	2,541.7	2,167.6
Proved plus Probable	272.5	266.1	43,625.3	37,041.0	159.5	105.4	7,702.9	6,545.0

Notes:
1. Columns may not add due to rounding.
2. "Gross" means our interest (operating and non-operating) before deduction of royalties and without including any of our royalty interests.
3. "Net" means our interest (operating and non-operating) after deduction of royalty burdens, plus our royalty interest in production or reserves.
4. We do not have heavy oil reserves.
5. We have presented our associated and non-associated natural gas, solution gas and CBM gas on a combined basis.

Rockyview's crude oil, natural gas and natural gas liquids reserves were evaluated using the Sproule December 31, 2006 price forecast, prior to the provision for income taxes, interest, debt service charges and general and administrative expenses. Actual oil and natural gas reserves and future production will be greater than or less than the estimates provided. Estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves. Rockyview has adopted the standard of 6mcf:1boe when converting natural gas to barrels of oil equivalent. Boe units may be misleading, particularly if used in isolation. A boe conversion ratio of 6mcf:1boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Sproule commodity price assumptions, effective December 31, 2006, are as follows:

COMMODITY PRICES

Year	WTI Oil ($US/bbl)	Edm. Par Light oil ($Cdn/bbl)	Henry Hub ($US/mmbtu)	Alberta AECO - C Spot ($Cdn/mmbtu)	Foreign exchange ($US/$Cdn)
2007	65.73	74.10	7.85	7.72	1.149
2008	68.82	77.62	8.39	8.59	1.149
2009	62.42	70.25	7.65	7.74	1.149
2010	58.37	65.56	7.48	7.55	1.149
2011	55.20	61.90	7.63	7.72	1.149
2012	56.31	63.15	7.75	7.85	1.149
2013	57.43	64.42	7.86	7.99	1.149
2014	58.58	65.72	7.98	8.12	1.149
2015	59.75	67.04	8.10	8.26	1.149
2016	60.95	68.39	8.22	8.40	1.149
2017	62.17	69.76	8.34	8.54	1.149
Escalate thereafter	2%/yr	2%/yr	2%/yr	2%/yr	1.149

NET PRESENT VALUE OF FUTURE NET REVENUE BEFORE INCOME TAXES – ESCALATED PRICING

As at December 31, 2006

($000's)	0%	5%	10%	15%	20%
Proved					
Developed producing	93,668.5	79,809.9	70,741.2	63,970.2	58,629.0
Developed non-producing	13,624.6	11,570.5	9,942.2	8,627.3	7,548.0
Undeveloped	21,125.0	15,758.6	11,695.4	8,539.6	6,035.3
Total Proved	128,418.1	107,139.0	92,378.8	81,137.1	72,212.3
Probable Additional	71,643.6	52,411.9	40,547.7	32,543.2	26,833.6
Proved plus Probable	200,061.7	159,550.9	132,926.5	113,680.3	99,045.9

1. Net present values include well-site abandonment costs.
2. Columns may not add due to rounding.

NET PRESENT VALUE OF FUTURE NET REVENUE BEFORE INCOME TAXES – CONSTANT PRICING

As at December 31, 2006

($000's)	0%	5%	10%	15%	20%
Proved					
Developed producing	72,063.1	60,886.1	53,773.6	48,510.9	44,377.6
Developed non-producing	8,840.9	7,341.1	6,152.9	5,194.6	4,409.6
Undeveloped	10,339.5	6,444.2	3,499.0	1,219.1	(581.2)
Total Proved	91,243.5	74,671.4	63,425.5	54,924.6	48,206.0
Probable Additional	53,720.8	39,665.4	30,712.2	24,573.1	20,151.9
Proved plus Probable	144,964.3	114,336.8	94,137.7	79,497.7	68,357.9

1. Net present values include well-site abandonment costs.
2. Columns may not add due to rounding.

NET ASSET VALUE

The net asset values of the Company for December 31, 2006 and 2005 are summarized as follows:

NET ASSET VALUE OF PROVED PLUS PROBABLE RESERVES

As of December 31, 2006 (based on forecast pricing and costs, $000)

	2006			2005		
	0%	5%	10%	0%	5%	10%
Net present value	200,061.7	159,550.9	132,926.5	184,582.8	144,622.1	120,197.0
Undeveloped land	20,977.8	20,977.8	20,977.8	14,863.6	14,863.6	14,863.6
Seismic[1]	3,900.0	3,900.0	3,900.0	3,523.0	3,523.0	3,523.0
Asset retirement obligation	(3,316.3)	(3,316.3)	(3,316.3)	(997.3)	(997.3)	(997.3)
Bank debt	(25,000.0)	(25,000.0)	(25,000.0)	–	–	–
Working capital	688.9	688.9	688.9	949.6	949.6	949.6
Proceeds from dilutive securities[2]	–	–	–	9,123.8	9,123.8	9,123.8
Total net asset value	197,312.1	156,801.4	130,177.0	212,045.5	172,084.9	147,659.8
Fully diluted shares outstanding (000)	24,364.4	24,364.4	24,364.4	13,852.7	13,852.7	13,852.7
Net asset value per share ($)	8.10	6.44	5.34	15.31	12.42	10.66

(1) Seismic value is management's internal estimate of the cost to acquire the data.

(2) At December 31, 2006, all of the diluted securities are anti-dilutive..

The following tables contain reconciliations of Rockyview's Gross[1] Interest Reserves on a proved and a proved plus probable basis for the period ended December 31, 2006.

RECONCILIATION OF PROVED RESERVES

	Natural gas (mmcf)	Light and medium oil (mbbl)	NGLs (mbbl)	Total (mboe)[2]
Reserves at December 31, 2005	22,155.6	121.9	29.5	3,844.1
Discoveries/Revisions/Extensions	5,174.2	(31.9)	18.6	849.0
Additions net of dispositions	6,806.0	41.4	81.7	1,257.4
Production	(4,468.0)	(21.2)	(23.4)	(789.3)
Reserves at December 31, 2006	29,667.8	110.2	106.4	5,161.2

RECONCILIATION OF PROVED PLUS PROBABLE RESERVES

	Natural gas (mmcf)	Light and medium oil (mbbl)	NGLs (mbbl)	Total (mboe)[2]
Reserves at December 31, 2005	31,660.4	211.2	44.5	5,532.5
Discoveries/Revisions/Extensions	6,596.2	(89.9)	21.2	1,030.6
Additions net of dispositions	9,836.7	172.4	117.2	1,929.1
Production	(4,468.0)	(21.2)	(23.4)	(789.3)
Reserves at December 31, 2006	43,625.3	272.5	159.5	7,702.9

(1) Gross reserves are defined as working interest (before the deduction of royalties) plus royalty interest reserves.

(2) Boes may be misleading, particularly if used in isolation. In accordance with NI51-101, a BOE conversion ratio for natural gas of 6 Mcf : 1bbl has been used which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

FINDING AND DEVELOPMENT COSTS

The calculation of the Company's finding and development costs are noted in the table below.

	2006		2005	
($000)	Proved	Proved plus Probable	Proved	Proved plus Probable
Total finding and development costs				
Land and seismic	3,579.7	3,579.7	1,317.7	1,317.7
Drilling and completion	13,294.7	13,294.7	8,365.2	8,365.2
Facilities	17,222.4	17,222.4	2,696.8	2,696.8
Other	1,174.4	1,174.4	487.3	487.3
	35,271.2	35,271.2	12,867.0	12,867.0
Change in future development costs	(3,491.0)	(1,876.0)	24,063.7	20,313.1
Total onstream costs	31,780.2	33,395.2	36,930.7	33,180.1
Acquisitions	67,279.8	67,279.8	–	–
Dispositions	(2,100.7)	(2,100.7)	–	–
Total capital invested	96,959.3	98,574.3	36,930.7	33,180.1
Reserve discoveries, extensions and revisions (mboe)	849.0	1,030.6	2,545.4	2,779.2
Reserve net additions, including acquisitions and dispositions	2,106.4	2,959.7	2,545.4	2,779.2
($/boe except recycle ratio values)				
Finding and development cost ($/boe)				
Onstream costs excluding future development costs	41.54	34.22	5.06	4.63
Onstream costs including future development costs	37.43	32.40	14.51	11.94
Total capital invested	46.03	33.31	14.51	11.94
Operating netback	23.82	23.82	43.70	43.70
Recycle ratio	0.52	0.72	3.01	3.66
Rolling two year average, total capital invested	$ 28.78	$ 22.96		
Rolling two year average netback	$ 33.77	$ 33.77		
Rolling two year average recycle ratio	1.17	1.47		

The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.

LAND HOLDINGS

Land sale prices in Alberta began 2006 at record levels and despite settling lower as the year came to a close, still averaged a robust $220/acre for the year.

During 2006, Rockyview increased its undeveloped land holdings at costs well below the Alberta Land Sale average.

2006 HIGHLIGHTS:

- Net undeveloped acreage holdings grew from 39,005 acres to 94,815 acres, independently valued at $20,977,847 at December 31, 2006 by Seaton Jordan & Associates Ltd.
- Added 49,272 net undeveloped acres through the Espoir acquisition.
- Added 20,457 net undeveloped acres through Crown sales and FH leasing at an average cost of $157 per acre.
- Converted approximately 5,000 net undeveloped acres to developed acres through the drill bit.

Rockyview was an active participant at Alberta Crown Sales throughout the year and was able to acquire land at a reasonable cost in an otherwise competitive area through the combination of a comprehensive freehold leasing program, as well as pursuing a crown posting strategy.

2006 Acreage Reconciliation	Net Undeveloped	Net Developed	Net Total
December 31, 2005	39,005.00	32,378.00	70,233.00
Espoir	49,272.00	11,302.00	60,574.00
Expiries/Terminations	(8,395.00)	(1,182.00)	(9,577.00)
Dispositions	(1,504.00)	(800.00)	(2,304.00)
Acquisitions	20,457.00	35.00	19,985.00
Status change due to wells drilled	(4,890.00)	4,890.00	0.00
Earned via farmin		628.00	628.00
Revisions		1,394.00	2,414.00
December 31, 2006	94,815.00	48,645.00	141,953.00

UNDEVELOPED LAND

The Company had its undeveloped land position independently evaluated by Seaton-Jordan & Associates Ltd. effective December 31, 2006. At that date, the Company had 94,815 net undeveloped acres with a value of $20,977,847.

Drilled 28 (19.2 net) **wells** and spent $35.3 million on **drilling, completions, land, seismic and facilities.**



Dan Allan
Chief Operating Officer

CAPITAL PROGRAM

The 2006 capital program was strongly focused towards developing proved undeveloped reserves in the Central Alberta areas of Wood River, Bittern Lake, Clive and Stettler.

MAJOR INFRASTRUCTURE

The program included the building and commissioning of three significant new compression facilities in its core areas of Wood River and Bittern Lake in Central Alberta that enabled Rockyview to bring onstream the 55 wells that were drilled in 2005. Compression and gathering expenditures of $14 million mean that no further major infrastructure investment will be required to handle production from the 100 plus shallow gas wells yet to be drilled on Rockyview's lands in the area. Rockyview is also well-positioned to capture significant gathering and processing revenue from other operators in the area who lack their own infrastructure.

DRILLING ACTIVITY

During 2006, Rockyview drilled 28 (19.2) natural gas wells, all of which were cased for production. Sixteen (10.0 net) wells were tied-in and placed on production while the remaining 9 (5.8 net) will be tied-in and placed on production in 2007. Four gross (3.4 net) are considered abandonment candidates. Discoveries were made at Watelet, Thunder, Neerlandia, and Gordondale which created new production and reserves, along with further drilling opportunities

Drilling Activity

Period ended December 31,	2006	
	Gross	Net
Conventional gas	16.0	12.3
CBM	12.0	6.9
Total	28.0	19.2

CAPITAL EXPENDITURES

Rockyview incurred capital expenditures of $100.5 million in 2006 including $35.3 million for activity undertaken in the operating areas as well as $67.3 million for the acquisition of Espoir in January.

Period ended December 31	Dec. 31, 2006
Corporate acquisition	$ 67,279,786
Property acquisitions	–
Property dispositions	(2,100,708)
Land and lease	3,211,464
Geological and geophysical	368,287
Drilling and completions	13,294,667
Equipment and facilities	17,222,382
Capitalized administrative	1,101,882
Office	72,496
Net capital expenditures	$ 100,450,256

ENVIRONMENT, HEALTH & SAFETY

Rockyview's Environment, Health & Safety ("EH&S") policy outlines our dedication to achieving the highest level of performance in this area. This policy fosters a culture that proactively anticipates and avoids accidents, spills and environmental incidents.

Rockyview's Board of Directors provides oversight on the Company's EH&S performance through updates from senior management.

2006 KEY HIGHLIGHTS INCLUDED:

- There were no injuries reported involving our employees or contractors.
- There were no oil, salt water spills, or pipeline breaks.
- The separate corporate and site-specific Emergency Response Plan ("ERP") documents for Espoir and Rockyview were reviewed and amalgamated into a single document, approved by the Alberta Energy and Utilities Board and distributed to landowners.

COMMUNITY INVOLVEMENT

With increasing emphasis on public involvement with respect to oil and gas development, we ensure that our operations are compatible with the interests of the communities in which we operate. As part of conveying our development plans and understanding the landowners' concerns, Rockyview hosted community open houses in the Wood River and Bittern Lake areas in April and June 2006. This enabled the landowners to see an overview of our development plans and allowed Rockyview to address any concerns.

Coalbed methane development within the Horseshoe Canyon formation is optimal at 4 wells per section. This density of drilling necessitates extensive consultation with all surface landowners and regulatory compliance with the Alberta Energy and Utilities Board pertaining to commingling of coal zones and groundwater protection. Rockyview is proactive in its stakeholder engagement, and as such participates in the Calumet Synergy Group in the Wood River field. We are one of eight operators that meet with this community group on a monthly basis to address ongoing matters relating to coalbed methane development. In 2006, we helped this group develop best management practices which outlined various means of how oil and gas development can move forward and simultaneously incorporate communities' concerns and expectations. Rockyview is also a strong supporter of youth programs in Alberta including local 4-H Beef club show and sales in our operating areas.

Rockyview's active involvement allows us to maintain a competitive advantage as an operator within our operating areas and helps us avoid costly delays in moving our projects forward. Our community involvement efforts have enhanced better working relationships with landowners while ensuring that our oil and gas development projects proceed in an environmentally responsible manner.

CORPORATE GOVERNANCE

The Board of Directors (the "Board") is responsible for the stewardship of Rockyview and for overseeing the Company's business. Rockyview is committed to the highest standards of corporate governance practices and procedures. Specifically, the Board's responsibilities include:

- Reviewing and approving the strategic plan.
- Identifying and managing Rockyview's principal risks.
- Evaluating senior management as well as reviewing and approving management compensation.
- Succession planning.
- Developing Rockyview's approach to corporate governance.
- Reviewing and approving disclosure controls and communication policies.
- Assessing the adequacy of internal controls and management systems.
- Reviewing and approving annual and quarterly financial statements.
- Reviewing and approving the annual capital budget.

The Board at large assesses its functions independent of management and determines its composition, size and effectiveness. The Board is comprised of six members, four of whom are deemed to be "unrelated or independent" pursuant to guidelines established by the Canadian Securities Administrators. Any Board member has access to the employees and officers of the Corporation and is authorized to engage outside advisors at the expense of the Company, if necessary. The Board meets at least quarterly and participates in the annual strategic planning session to set corporate objectives.

COMMITTEES OF THE BOARD

The Compensation, Nominating and Corporate Governance Committee, Audit Committee and Reserves Committee assist the Board in discharging its duties. Specific duties and responsibilities have been documented and approved for each of the committees of the Board. All of the committees are chaired by independent directors.

COMPENSATION, NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The Compensation, Nominating and Corporate Governance Committee is comprised of three independent directors, being Nancy Penner (Chair), John Howard and Scott Dawson. The Committee reviews human resource policies and compensation relating to directors, officers and employees of the Company, including bonuses and developing the approach of the Company with respect to corporate governance matters. The Committee is also responsible for reviewing management's monitoring of the Company's compliance with the Code of Business Conduct and Ethics and is responsible for identifying new candidates for Board nomination. The Chair of the Committee is an experienced corporate securities lawyer.

AUDIT COMMITTEE

The Audit Committee is comprised of four independent directors, being John Howard (Chair), Scott Dawson, Nancy Penner and Malcolm Adams. The Audit Committee assists the Board in fulfilling its responsibilities with respect to the integrity and completeness of the annual and quarterly financial statements; compliance with accounting and finance-based legal requirements; ensuring the independence of the external auditor; and reviewing accounting systems and procedures. The Audit Committee has adopted a "Whistleblower Program" that provides a forum for our employees, management, officers, directors, contractors and consultants to raise concerns about ethical conduct and to treat all complaints with the appropriate level of seriousness. The members of the Audit Committee have direct access to the external auditors. The Chair is a professional engineer with over 35 years experience as a member of the senior executive in a number of oil and gas companies. The Chair also sits on the board of directors for numerous companies.

RESERVES COMMITTEE

The Reserves Committee is comprised of a majority of independent directors, being Scott Dawson (Chair), John Howard, Malcolm Adams and Martin Hislop. The Reserves Committee reviews the selection of the Company's independent qualified evaluation engineers, as well as the reserves estimates and evaluations prepared by these engineers. The Committee also reviews the methodologies used by the independent engineers and the reliability of the information provided. The Reserves Committee is responsible for reviewing procedures for reporting information associated with oil and gas producing activities and generally reviewing all matters relating to the preparation and public disclosure of estimates of the Company's reserves. The Chairman of the Reserves Committee is a professional engineer.

CODE OF BUSINESS CONDUCT & ETHICS

The Board approved a Code of Business Conduct and Ethics (the "Code") applicable to all members of Rockyview including directors, officers and employees. Each director, officer and employee is provided with a copy of the Code for review and required to annually familiarize themselves with the contents. Annually, each officer and the Chairman of the Board, acknowledge in writing that they are in compliance with the Code.

MANAGEMENT'S DISCUSSION AND ANALYSIS



Alan MacDonald
Vice President Finance and
Chief Financial Officer

This management, discussion and analysis ("MD&A") for Rockyview Energy Inc. ("Rockyview" or the "Company") was prepared as of March 6, 2007 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006. The December 31, 2006 and December 31, 2005 audited financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

Basis of Presentation – *The MD&A contains operating and financial information for 2006 and 2005. The comparative financial information in this report comprises only the operating results for the Company for the period from June 21, 2005, to December 31, 2005 (the "Period" or the "Comparative Period"). As a result, comparisons to prior year will be expressed on a per barrel of oil equivalent of production basis where possible.*

Rockyview was incorporated on April 12, 2005 under the Business Corporations Act (Alberta) and commenced operations on June 21, 2005. The Company participated in the Plan of Arrangement ("Arrangement") dated June 21, 2005, entered into by APF Energy Trust, APF Energy Inc. and Rockyview Energy Inc. which resulted in Rockyview acquiring certain oil and gas assets formerly owned by APF Energy Inc.

Non-GAAP Measurements - *The MD&A contains the term "funds flow from operations", which should not be considered an alternative to, or more meaningful than, cash provided by operating activities as determined in accordance with Canadian generally accepted accounting principles, as an indicator of the Company's performance. Rockyview's determination of funds flow from operations may not be particularly comparable to that reported by other companies, especially those in other industries. The reconciliation between net income and funds flow from operations can be found in the statement of cash flows in the consolidated financial statements. The Company also presents funds flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share. The Company will also use operating netback as an indicator of operating performance. Operating netback is calculated on a per boe basis taking the sales price and deducting royalties and operating expenses.*

BOE Presentation – *The term "barrels of oil equivalent" ("BOE") may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversions in the report are derived by converting gas to oil in the ratio of 6 thousand cubic feet of gas to one barrel of oil.*

Reader Advisory - *Statements in this MD&A contain forward-looking information including expectations of future production, operating and financial results. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Rockyview. These risks include, but are not limited to: the risks associated with the oil and gas industry, commodity prices, and exchange rate changes. Industry related risks include, but are not limited to: operational risks in exploration, development and production, availability of skilled personnel and services, failure to obtain industry partner, regulatory and other third party consents and approvals, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. The reader is cautioned not to place undue reliance on this forward-looking information. Rockyview undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.*

BUSINESS DEVELOPMENT

Rockyview is an oil and gas exploration and development company, 94% weighted to natural gas production. The Company's primary operating areas include the Wood River and Bittern Lake areas of Central Alberta, the Thunder area of Western Alberta and the Gordondale and Spirit River areas in the Peace River Arch, all in Alberta.

Rockyview's growth strategy was highlighted in 2006 with the drilling of 28 gross (19.2 net) wells and the installation of key compression facilities in Central Alberta, coupled with a strategic acquisition. Rockyview has been successful in building a diversified asset base and a strong operational and technical team.

SUMMARY

	Year ended Dec. 31, 2006	Period ended Dec. 31, 2005[1]
Production - boe per day	2,162	1,026
Revenues	$ 33,323,597	$ 13,195,154
Funds from operations	15,472,530	7,452,589
Funds from operations per share - basic	0.79	0.85
Funds from operations per share - diluted	0.79	0.82
Operating netback - per boe	23.82	43.70
Bank loan	25,000,000	-
Working capital	688,867	949,643

[1] Represents the period from June 21, 2005, commencement of operations, to December 31, 2005.

The year ended December 31, 2006 was highlighted by lower natural gas prices, resulting in lower netbacks and lower net income, compared to the same period in 2005. Funds from operations per share decreased from $0.85 per share ($0.82 diluted) in 2005, to $0.79 per share (basic and diluted) in 2006.

During 2006, the Company expended $35.3 million on its capital development program and completed the corporate acquisition of Espoir Exploration Corp. ("Espoir"). This acquisition, along with drilling successes, increased average production 111% to 2,162 boe per day in 2006 from 1,026 boe per day in 2005.

The Company acquired Espoir, a public oil and gas company, on January 11, 2006. Rockyview paid cash of $8.32 million, issued an aggregate 7.44 million common shares and assumed $12.73 million of Espoir net debt. The acquisition added approximately 935 boe per day of initial production.

The acquisition was accounted for using the purchase method of accounting and the purchase price allocation was determined based on an independent evaluation of the reserves, effective December 31, 2005. The evaluation used the December 31, 2005 commodity price forecast of Sproule Associates Limited, the Company's independent engineers. The Alberta Spot natural gas reference prices used at AECO per $Cdn/$mmbtu for the first three years were as follows:

2006 – $11.58; 2007 – $10.84; 2008 – $8.95

As part of the purchase price allocation, $11,193,868 was allocated to "Goodwill", reflecting the residual amount when the purchase price of an acquired business exceeds the fair value of the identifiable assets and liabilities of the acquired business. At December 31, 2006, the Goodwill was tested for impairment and it was determined, at that time, that the Goodwill was impaired and the full impairment of Goodwill of $11,193,868, was charged to the income statement.

On December 12, 2006, the Company completed a private placement financing and raised gross proceeds of $14.61 million by issuing 4.87 million common shares.

PRODUCTION

The following is a summary of daily production for the periods indicated:

	Year ended Dec. 31, 2006	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Period ended Dec. 31, 2005
Crude oil (bbl/d)	58	65	48	62	58	44
NGLs (bbl/d)	64	59	68	67	63	30
Natural gas (mcf/d)	12,241	14,353	12,775	11,761	10,022	5,709
Total (boe/d)	2,162	2,516	2,245	2,089	1,791	1,026
Production split						
Crude oil and NGLs	6%	5%	5%	6%	7%	7%
Natural gas	94%	95%	95%	94%	93%	93%

Production for the year ended December 31, 2006 increased 111% to 2,162 boe per day from 1,026 boe per day in the comparative period. The increase from the comparable period is due to production added through drilling and from the Espoir acquisition. On January 11, 2006, the Company closed the acquisition of Espoir and has included its operating results from that date. The Espoir acquisition added approximately 935 boe/d of production at closing.

Production for the fourth quarter averaged 2,516 boe per day, a 12% increase from the prior quarter and a 147% increase from the same period in 2005. The Company's production in the fourth quarter was weighted 5% crude oil and NGLs and 95% natural gas.

COMMODITY PRICES

Average Benchmark Prices	Three months ended Dec. 31, 2006	Three months ended Dec. 31, 2005	% Change	Year ended Dec. 31, 2006	Period ended Dec. 31, 2005	% Change
Natural gas						
NYMEX ($US/mmbtu)	6.62	12.85	-48%	7.26	8.51	-15%
AECO daily spot ($Cdn/mcf)	6.03	10.79	-44%	6.62	8.28	-20%
Crude oil						
WTI ($US/bbl)	60.21	60.03	0%	66.31	56.56	17%
Edmonton Par ($Cdn/bbl)	64.47	70.47	-9%	72.86	68.56	6%
Exchange rate ($US/$Cdn)	0.878	0.852	3%	0.8820	0.825	7%
Average Realized Prices						
Natural gas - ($/mcf)	7.04	11.97	-41%	6.72	10.60	-37%
Crude oil - ($/bbl)	51.33	59.49	-14%	59.57	63.72	-7%
NGLs - ($/bbl)	53.31	61.11	-13%	58.56	59.35	-1%

One of the warmest winters on record in North America resulted in natural gas storage levels approximately 60% higher than the 5 year average. Lower than normal weather-driven demand during the 2005/2006 winter months resulted in a lack of support for natural gas prices throughout the continent. As a result, we saw natural gas prices fall to levels not experienced since 2004.

The average natural gas price realized during the three and twelve months ended December 31, 2006 was 41% and 37% lower than the comparative period in 2005 respectively. The Company expects natural gas prices to remain volatile through 2007 and as such, has implemented a price protection strategy.

RISK MANAGEMENT ACTIVITIES

Rockyview has entered into physical natural gas commodity contracts as part of its risk management program to manage commodity price fluctuations designed to ensure sufficient cash is generated to fund its capital program. The contract price on physical contracts will be recognized in earnings in the same period as the production revenue.

The following contracts were in place at December 31, 2006:

Time period	Commodity	Type of Contract	Daily Quantity Contracted (GJ)	Canadian Price ($Cdn/GJ)
January 2007 - December 2007	Natural gas	Physical swap	1,000	$ 7.50
April 2007 - October 2007	Natural gas	Physical swap	500	$ 7.55
April 2007 - October 2007	Natural gas	Physical swap	500	$ 7.60
April 2007 - October 2007	Natural gas	Physical swap	500	$ 7.88

The following contracts were entered into subsequent to December 31, 2006:

Time period	Commodity	Type of Contract	Daily Quantity Contracted (GJ)	Canadian Price ($Cdn/GJ)
February 2007 - December 2007	Natural gas	Physical swap	500	$ 6.65
February 2007 - December 2007	Natural gas	Physical swap	500	$ 6.80
February 2007 - December 2007	Natural gas	Physical swap	500	$ 6.96
March 2007 - December 2007	Natural gas	Physical swap	500	$ 7.77
April 2007 to October 2007	Natural gas	Physical swap	500	$ 7.20
November 2007 - March 2008	Natural gas	Physical swap	500	$ 8.63
November 2007 - March 2008	Natural gas	Physical collar	500	$ 7.50 - $ 11.00
November 2007 - March 2008	Natural gas	Physical collar	500	$ 7.50 - $ 10.86

The Company's strategy is to hedge up to a maximum of 50% of its production, when deemed appropriate, to help fund its capital development program.

The Company's operating cost management activities are exposed to fluctuations in the cost of electricity. At December 31, 2006, the Company had a 1.5MWh contract with a fixed price of $76.00/MWh for calendar 2007. The unrealized fair value gain on this contract at December 31, 2006 is $22,995 and has been classified as a current asset.

The Company did not hedge or enter into any fixed price arrangements for the year ended December 31, 2006.

PETROLEUM AND NATURAL GAS SALES

	Three months ended Dec. 31, 2006	Three months ended Dec. 31, 2005	Year ended Dec. 31, 2006	Period ended Dec. 31, 2005
Natural gas	$ 9,295,898	$ 6,259,545	$ 30,012,052	$ 11,741,453
Crude oil	306,169	253,481	1,264,091	542,043
NGLs	287,067	140,671	1,373,283	347,081
Royalty and other income	175,056	339,369	674,171	564,577
Gross oil and gas revenue	$ 10,064,190	$ 6,993,066	$ 33,323,597	$ 13,195,154
Per boe	$ 43.48	$ 74.64	$ 42.23	$ 66.32

Revenues of $10.06 million ($43.48 per boe) for the three months ended December 31, 2006 (the "quarter") were 31% higher than the previous quarter of $7.68 million ($37.19 per boe) and reflect a 17% increase in average price realizations and a 12% increase in production volumes. While production volumes increased 118% from

the comparable quarter last year due to the acquisition of Espoir and drilling successes, natural gas prices declined 41% over the same period, resulting in a 44% increase in revenues from the fourth quarter of 2005.

ROYALTIES

	Three months ended Dec. 31, 2006	Three months ended Dec. 31, 2005	Year ended Dec. 31, 2006	Period ended Dec. 31, 2005
Crown royalties	$ 1,399,735	$ 949,221	$ 4,959,705	$ 1,776,972
Freehold royalties	155,644	212,208	493,442	380,928
Overriding royalties	230,183	202,454	931,821	384,215
Total royalties	$ 1,785,562	$ 1,363,883	$ 6,384,968	$ 2,542,115
% of oil and gas revenue	17.7%	19.5%	19.2%	19.3%
Per boe	$ 7.71	$ 14.56	$ 8.09	$ 12.78

During the year ended December 31, 2006, royalties as a percentage of revenues decreased due to the Company's production becoming more weighted to lower productivity natural gas wells which have lower royalty rates. During the fourth quarter of 2006, royalties as a percentage of revenue decreased to 17.7% from 19.5% in the comparable period in 2005, highlighting the lower royalty rates on coalbed methane gas production.

Included in crown royalties for the year ended December 31, 2006, is the Alberta Royalty Tax Credit ("ARTC") totalling $500,000 (2005 - $nil). In 2006, the Alberta Government cancelled this program effective January 1, 2007.

OPERATING EXPENSES

	Three months ended Dec. 31, 2006	Three months ended Dec. 31, 2005	Year ended Dec. 31, 2006	Period ended Dec. 31, 2005
Operating expense	$ 2,561,497	$ 1,047,895	$ 8,140,832	$ 1,957,529
Per boe	$ 11.07	$ 11.18	$ 10.32	$ 9.84

Operating expenses totalled $2,561,497 for the fourth quarter of 2006, or $11.07 per boe, a 2% increase from the $10.85 per boe in the previous quarter, and a 1% decrease from the same period in 2005. Operating costs for 2006 include the costs to produce oil and natural gas from the properties acquired in the Espoir acquisition and costs of transportation. The Company commissioned 3 new electric powered compression facilities during 2006. While the cost of electricity adds to operating expenses, the offset is less natural gas shrinkage and therefore, higher reserve volumes. Rockyview has managed the risk of escalating power costs by hedging 1.5MWh for calendar 2007 at a fixed price of $76 per MWh. Activity levels in Alberta have increased significantly over the past two years resulting in increased demand for services and materials. This trend is not expected to improve significantly in the foreseeable future. Rockyview's aim going forward is to reduce operating costs by 2 to 3% per annum on a boe basis. The Company has targetted initiatives such as optimizing production volumes through the new compressor facilities, thereby reducing overall costs per boe.

OPERATING NETBACK

($ per boe)	Three months ended Dec. 31, 2006	Three months ended Dec. 31, 2005	% Change	Year ended Dec. 31, 2006	Period ended Dec. 31, 2005	% Change
Revenues	$ 43.48	$ 74.64	-42%	$ 42.23	$ 66.32	-36%
Royalties	(7.71)	(14.56)	-47%	(8.09)	(12.78)	-37%
Operating expense	(11.07)	(11.18)	-1%	(10.32)	(9.84)	5%
Operating netback	$ 24.70	$ 48.90	-49%	$ 23.82	$ 43.70	-45%

The operating netback for the three and twelve months ended December 31, 2006 was $24.70 and $23.82 respectively, 49% lower than the comparable quarter, and 45% lower than the comparative period in 2005. The lower netback reflects the 41% and 37% decrease in natural gas prices realized during the respective periods.

The operating netback by product is as follows:

Conventional natural gas ($ per mcf)	Three months ended Dec. 31, 2006	Three months ended Dec. 31, 2005	Year ended Dec. 31, 2006	Period ended Dec. 31, 2005
Revenues	$ 7.23	$ 12.04	$ 6.85	$ 10.64
Royalties	(1.22)	(2.59)	(1.36)	(2.23)
Operating expense	(1.98)	(2.09)	(1.90)	(1.77)
Operating netback	$ 4.03	$ 7.36	$ 3.59	$ 6.64
Coalbed methane gas ($ per mcf)				
Revenues	$ 6.71	$ 11.58	$ 6.29	$ 10.36
Royalties	(1.31)	(1.78)	(1.13)	(1.76)
Operating expense	(1.67)	(0.80)	(1.28)	(0.89)
Operating netback	$ 3.73	$ 9.00	$ 3.88	$ 7.71
Light and medium crude oil ($/bbl)				
Revenues	$ 51.32	$ 59.50	$ 59.57	$ 63.72
Royalties	(5.31)	(5.85)	(4.82)	(6.64)
Operating expense	(16.09)	(11.81)	(14.55)	(16.57)
Operating netback	$ 29.92	$ 41.84	$ 40.20	$ 40.51
Natural gas liquids ($/bbl)				
Revenues	$ 53.32	$ 60.87	$ 58.57	$ 59.36
Royalties	(18.35)	(19.55)	(19.25)	(15.61)
Operating expense	–	–	–	–
Operating netback	$ 34.97	$ 41.32	$ 39.32	$ 43.75
Royalty income ($/boe)	$ 0.76	$ 3.29	$ 0.85	$ 2.50
Total ($/boe)	$ 24.70	$ 48.90	$ 23.82	$ 43.70

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended Dec. 31, 2006	Three months ended Dec. 31, 2005	Year ended Dec. 31, 2006	Period ended Dec. 31, 2005
General and administrative - gross	$ 1,349,513	$ 1,008,567	$ 5,590,215	$ 1,748,743
Capital and operating recoveries	(318,652)	(379,741)	(1,411,082)	(497,687)
Capitalized	(245,513)	(139,531)	(1,101,882)	(248,468)
General and administrative - net	$ 785,348	$ 489,295	$ 3,077,251	$ 1,002,588
Per boe	$ 3.39	$ 5.22	$ 3.90	$ 5.04

Gross general and administrative expenses for the three and twelve months ended December 31, 2006 totalled $1,349,513 and $5,590,215 respectively, 34% higher than the fourth quarter of 2005, and reflected the hiring of additional staff following the Espoir acquisition and higher compensation costs. The Company capitalized $1,101,882 (2005 - $248,468) of general and administrative costs associated with its exploration and development program during 2006, reflecting an increasing focus on new conventional exploration and development projects. General and administrative expenses include stock based compensation expense.

STOCK BASED COMPENSATION

The Company accounts for stock based compensation using the fair value method for stock options. Under the fair value method, the Black-Scholes option pricing model was used to calculate the quarterly expense that is included in general and administrative costs in the income statement, over the vesting period of the options.

The increase in non-cash compensation expense for the year ended December 31, 2006 is $953,141 (2005 - $261,094), and reflects additional options granted to new staff to facilitate the growth of the Company. Fourth quarter non-cash compensation expense of $258,382 on a gross basis is consistent with the third quarter total of $256,981, with no new options being granted in the period. The amount remaining for future recognition over the vesting period of the options is $1,861,069.

INTEREST EXPENSE

	Three months ended Dec. 31, 2006	Three months ended Dec. 31, 2005	Year ended Dec. 31, 2006	Period ended Dec. 31, 2005
Interest expense	$ 536,991	$ –	$ 1,562,305	$ –
Per boe	$ 2.32	$ –	$ 1.98	$ –

Prior to the acquisition of Espoir in January 2006, the Company had not drawn on its bank line. The acquisition of Espoir was partially financed with $8.32 million in cash and the assumption of debt and working capital deficiency totalling $12.73 million. The bank loan balance at December 31, 2006 was $25 million, down from $37 million at the end of the previous quarter, reflecting the net proceeds from the common share equity financing that closed in December.

DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended Dec. 31, 2006	Three months ended Dec. 31, 2005	Year ended Dec. 31, 2006	Period ended Dec. 31, 2005
Depletion and depreciation	$ 6,414,472	$ 1,675,787	$ 18,951,790	$ 4,072,817
Accretion	46,892	16,676	169,576	34,632
Total	$ 6,461,364	$ 1,692,463	$ 19,121,366	$ 4,107,449
Per boe	$ 27.91	$ 18.07	$ 24.23	$ 20.64

Depletion, depreciation and accretion per boe increased 55% and 17%, respectively, for the three and twelve months ended December 31, 2006. The increase is attributable to the higher cost associated with proved reserve additions, primarily through the acquisition of Espoir.

Depletion and depreciation for the quarter amounted to $6,414,472 ($27.71 per boe), compared to $23.00 per boe in the previous quarter and reflects a decrease in proved reserve additions associated with the Espoir acquisition. The accretion of the asset retirement obligation for the quarter totalled $46,892 ($0.20 per boe), consistent with $0.21 per boe in the previous quarter.

INCOME TAXES

	Three months ended Dec. 31, 2006	Three months ended Dec. 31, 2005	Year ended Dec. 31, 2006	Period ended Dec. 31, 2005
Current (recovery)	$ (187,104)	$ 219,537	$ (428,423)	$ 501,427
Future (recovery)	(382,210)	786,083	(2,027,502)	989,187
Total	$ (569,314)	$ 1,005,620	$ (2,455,925)	$ 1,490,614

The current income tax recovery arises from the Company's ability to allocate current year losses against prior period taxable income.

The future income tax liability of $8.90 million reflects the difference between the book value and the tax value of the Company's assets. At December 31, 2006, the Company had the following income tax pools that are available to shelter future taxable income:

	Annual deduction	December 31 2006	December 31 2005
Canadian oil and gas property expense (COGPE)	10%	$ 50,069,358	$ 39,633,782
Canadian development expense (CDE)	30%	25,634,451	6,556,926
Canadian exploration expense (CEE)	100%	2,777,968	-
Undepreciated capital costs	25%	36,920,528	10,185,729
Non-capital losses	100%	3,420,920	-
Share issue costs	S/L 5 years	190,195	120,492
Total		$ 119,013,420	$ 56,496,929

FUNDS FLOW AND NET INCOME

Funds flow for the three and twelve months ended December 31, 2006 were $4,833,713 (2005 - $4,016,113) and $15,472,530 (2005 - $7,452,589) respectively. The funds flow for the quarter reflects lower netbacks as a result of lower AECO spot gas prices during the period, offset by higher production volumes.

Net loss for the three and twelve months ended December 31, 2006 was $12,668,134 and $13,678,073 respectively, versus net income of $1,383,782 and $2,094,859 for the comparative periods, and reflects the impairment of goodwill expense and the higher depletion and depreciation expense associated with the acquisition of Espoir.

SELECTED ANNUAL INFORMATION

	Year ended December 31, 2006	April 12 to December 31, 2005
Revenue	$ 33,323,597	$ 13,195,154
Net income (loss)	(13,678,073)	2,094,859
Net income (loss) per share - basic	(0.70)	0.24
Net income (loss) per share - diluted	(0.70)	0.23
Total assets	146,867,870	63,243,557
Bank loan	25,000,000	-

SUMMARY OF QUARTERLY RESULTS

The following table highlights the Company's performance since inception on a quarterly basis:

	2006				2005	
	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$ 10,064,190	$ 7,681,428	$ 7,623,900	$ 7,954,079	$ 6,993,066	$ 5,711,873
Net income (loss)						
Per share - basic and diluted	(0.70)	(0.06)	0.01	(0.01)	0.11	0.06
Funds flow from operations						
Per share - basic	0.24	0.18	0.17	0.21	0.33	0.27
Per share - diluted	0.24	0.18	0.17	0.20	0.33	0.27
Total assets	146,867,870	160,881,471	151,891,240	145,343,833	63,243,557	55,550,814
Bank loan	25,000,000	37,000,000	30,000,000	20,000,000	–	–

Revenues increased commensurate with production volumes and a strong commodity price environment, until the decline in natural gas prices during the first quarter of 2006 that continued through 2006. The increase in revenues in the first quarter of 2006 was due to the production volumes added from the Espoir acquisition. Funds flow from operations steadily increased until the decline in natural gas prices in 2006.

CAPITAL EXPENDITURES

	Three months ended December 31, 2006		Year ended December 31, 2006	
Drilling Activity	Gross	Net	Gross	Net
Conventional gas	–	–	16.0	12.3
CBM	–	–	12.0	6.9
Total	–	–	28.0	19.2

With lower natural gas prices, the Company deferred a portion of its capital program to 2007 and, as a result, no new wells were drilled during the fourth quarter of 2006. During the fourth quarter, the Company did complete the testing and tie-in of 3 (1.75 net) wells at Watelet in Central Alberta and at Thunder in Western Alberta, and recompleted four Belly River wells at Wood River for the Horseshoe Canyon coals. The Watelet well is currently restricted by infrastructure constraints to net production of 100 mcf per day.

During 2006, Rockyview drilled 28 gross (19.2 net) natural gas wells, all of which were cased for production. 16 (10.0 net) wells were tied-in and placed on production in 2006, while of the remainder, 8 (5.8 net) are expected to be tied-in and placed on production in 2007 and 4 gross (3.4 net) are considered abandonment candidates, resulting in an overall success ratio of 86%. Rockyview also installed three new compression facilities at its core areas of Wood River and Bittern Lake in Central Alberta. The Company now has sufficient compression capacity to enable it to execute all of the remaining Horseshoe Canyon CBM development program in these areas at significantly reduced capital costs, given that the infrastructure already exists.

	Three months ended Dec. 31, 2006	Three months ended Dec. 31, 2005	Year ended Dec. 31, 2006	Period ended Dec. 31, 2005
Corporate acquisition	$ –	$ –	$ 67,279,786	$ –
Property acquisitions	-	–	–	39,864,559
Property dispositions	(69,486)	–	(2,100,708)	-
Land and lease	258,840	983,899	3,211,464	1,155,369
Geological and geophysical	131,920	119,916	368,287	162,318
Drilling and completions	1,216,918	7,140,633	13,294,667	8,365,180
Equipment and facilities	1,389,416	2,229,412	17,222,382	2,696,845
Capitalized administrative	245,513	139,531	1,101,882	248,468
Office	10,766	23,178	72,496	238,782
Net capital expenditures	$ 3,183,887	$ 10,636,569	$ 100,450,256	$ 52,731,521

In 2006, Rockyview incurred total capital expenditures of $100.5 million, consisting of the acquisition of Espoir in January for $67.3 million and capital expenditures of $35.3 million for activity undertaken in the Company's various operating areas. In 2006, the Company disposed of non-core minor properties in Alberta for total proceeds of $2.1 million.

The Company records the fair value of future obligations associated with the retirement of long-lived tangible assets, such as well sites and facilities. Accounting for the recognition of this obligation results in an increase to the carrying value of these assets. This amount has been shown as the Company's asset retirement obligation.

LIQUIDITY AND CAPITAL RESOURCES

The change in the Company's bank debt for the three and twelve months ended December 31, 2006 was as follows:

	Three months ended Dec. 31, 2006	Year ended Dec. 31, 2006
Sources		
Funds from operations	$ 4,833,712	$ 15,472,530
Issue of common shares, net of costs	13,611,077	13,631,076
Proceeds on disposition of properties	69,486	2,100,708
Change in cash and cash equivalents	602,008	5,024,295
	$ 19,116,283	$ 36,228,609
Uses		
Additions to property, plant & equipment	$ 3,253,373	$ 35,271,178
Acquisition of Espoir	–	17,487,278
Change in non-cash working capital	3,862,910	8,470,153
	7,116,283	61,228,609
Increase (decrease) in bank debt	$ (12,000,000)	$ 25,000,000

Rockyview will typically utilize three sources of funding to finance its capital expenditure program: internally generated funds flow from operations, debt where deemed appropriate and new equity issues if available on favourable terms. When financing corporate acquisitions, the Company may also assume certain future liabilities. In addition, the Company may adjust its capital expenditure program depending on the commodity price outlook and further opportunities that may be identified.

OUTSTANDING SHARE DATA

On March 6, 2007, there were 24,362,478 common shares outstanding, 892,272 outstanding warrants and 1,724,835 stock options with an average exercise price of $5.31 per share.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company has contractual obligations in the normal course of operations including the purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

Rockyview leases office space through an arrangement deemed to be an operating lease for accounting purposes. As such, the Company is not required to record its lease obligation as a liability, nor does it record lease obligations as an asset.

GUARANTEES AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements or guarantees.

DISCLOSURE CONTROLS AND PROCEDURES

The preparation of the MD&A is supported by a set of disclosure controls and procedures as at December 31, 2006. Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Corporation is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the Company's annual filings for the most recently completed financial year, that the Company's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to them by others within those entities.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements together with the other financial information for external purposes in accordance with Canadian GAAP. The Company's Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, internal controls over financial reporting related to the Company, including its consolidated subsidiaries.

The Company's Chief Executive Officer and Chief Financial Officer are required to cause the Company to disclose herein any change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that materially affected, or is reasonably likely to materially affect the Company's internal control over financial reporting. During 2006, Rockyview documented the design of internal controls over financial reporting and presented this documentation to the Audit Committee for its review. No material changes were identified in the Company's internal controls over financial reporting during the three months ended December 31, 2006, that had materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

It should be noted that a control system, including Rockyview's disclosure and internal controls and procedures, no matter how well designed, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent errors or fraud.

CRITICAL ACCOUNTING ESTIMATES

The Company's financial statements have been prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). Certain accounting policies require management to make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Rockyview's management review their estimates frequently; however, the emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates. Rockyview attempts to mitigate this risk by employing individuals with the appropriate skill set and knowledge to make reasonable estimates; developing internal control systems; and comparing past estimates to actual results.

The Company's financial and operating results include estimates on the following:

- Depletion, depreciation and accretion based on estimates of oil and gas reserves;
- Estimated revenues, operating expenses and royalties for which actual revenues and costs have not been received;
- Estimated capital expenditures on projects in progress;
- Estimated fair value of Espoir acquisition, including petroleum and natural gas properties and the determination of goodwill;
- Estimated fair value of asset retirement obligation including estimates of future costs and the timing of costs; and
- Estimated fair value of derivative contracts.

BUSINESS RISK

There are a number of risks facing participants in the oil and gas industry. Some of the risks are common to all businesses while others are specific to the sector. The following reviews the general and specific risks and includes Rockyview's approach to managing these risks.

Exploration, Development and Production Risks

Oil and natural gas exploration and development involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that expenditures made on future exploration by Rockyview will result in new discoveries of oil or natural gas in commercial quantities. It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as pressured zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data interpretation thereof.

The long-term commercial success of Rockyview depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. No assurance can be given that Rockyview will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, Rockyview may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomical.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, completion and operating costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect production from successful wells. These conditions include delays in obtaining government approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operation can contribute to maximizing rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including, encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, wells cratering, sour gas releases, fire and spills. Losses resulting from the occurrence of any of these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

Prices, Markets and Marketing

Demand for crude oil and natural gas produced by the Company exists within North America. However crude oil prices are affected by worldwide supply and demand fundamentals, while natural gas prices are affected by North American supply and demand fundamentals, all of which are beyond the control of Rockyview. Prices for oil and natural gas have fluctuated widely in recent years. Any material decline in prices could result in a reduction of net production revenue. Certain wells or other projects may become uneconomic as a result of a decline in oil and natural gas prices, leading to a reduction in the volume of Rockyview's oil and gas reserves. Rockyview might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Rockyview's net production revenue, leading to a reduction in its oil and gas acquisition and development activities. In addition, bank borrowings available to Rockyview are in part determined by the borrowing base of Rockyview. A sustained material decline in prices from historical average prices could limit Rockyview's borrowing base, therefore reducing the bank credit available to Rockyview, and could require that a portion of any existing bank debt of Rockyview be repaid.

In addition to establishing markets for its oil and natural gas, Rockyview must also successfully market its oil and natural gas to prospective buyers. The marketability and price of oil and natural gas, which may be acquired or discovered by Rockyview, will be affected by numerous factors beyond its control. Rockyview will be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by Rockyview. The ability to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets.

Rockyview will also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulations relating to price, taxes, royalties, land tenure, allowable production and many other aspects of the oil and natural gas business. Rockyview has limited direct experience in the marketing of oil and gas and utilizes the expertise of a marketing consultant.

Inflation Risks

Inflation risks subject the Company to potential erosion of product netbacks. For example, domestic prices for oil and natural gas production equipment and services can inflate the costs of operations.

Title to Assets

Although title reviews may be conducted prior to the purchase of oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of the Company which could result in a reduction of the revenue received by Rockyview.

Substantial Capital Requirements

Rockyview anticipates that it will make substantial capital expenditures for the acquisition, exploration, development and production of oil and gas reserves in the future. If Rockyview's revenues or reserves decline, Rockyview may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated from operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Rockyview. Future activities may require Rockyview to alter its capitalization significantly. The inability of Rockyview to access sufficient capital for its operations could have a material adverse effect on Rockyview's financial condition, results of operations or prospects.

Rockyview's lenders have been provided with collateral over substantially all of the assets of Rockyview. If Rockyview becomes unable to pay its debt service charges or otherwise commits an event of default, such as bankruptcy, these lenders may foreclose or sell Rockyview's properties. The proceeds of any such sale would be applied to satisfy amounts owed to Rockyview's lenders and other creditors and only the remainder, if any, would be available to Rockyview.

Additional Funding Requirements

Cash flow from the Company's reserves may not be sufficient to fund its ongoing activities at all times. From time to time, the Company may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause Rockyview to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If Rockyview's revenues from its reserves decrease as a result of lower oil and gas prices, it will affect the Company's ability to expend the capital to replace its reserves or to maintain its production. If the Company's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to Rockyview.

The Company may enter into transactions to acquire assets or shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase Rockyview's debt levels above industry standards. Neither the Company's articles nor its by-laws limit the amount of indebtedness that Rockyview may incur. The level of a Company's indebtedness from time to time could impair its ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Competitive Industry Conditions

The western Canadian oil and gas industry has become a very competitive industry for oil and gas properties, undeveloped land, drillable prospects and oil and gas industry professionals. The Company initially started with a solid natural gas production base of approximately 1,000 boe per day and a large undeveloped land base that provided a quality inventory of low risk development opportunities that can fuel future growth. In January 2006, Rockyview acquired a company with production of approximately 935 boe per day and an undeveloped land base with higher risk development and high risk exploration potential.

The supply of service and production equipment at competitive prices is critical to the ability to add reserves at a competitive cost and produce these reserves in an economic timely fashion. In periods of increased activity these services and supplies can become difficult to obtain. The Company attempts to mitigate this risk by developing strong long term relationships with suppliers and contractors and maintaining close working relationships with industry partners.

Environmental Risks

All phases of the oil and gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. In 2002, the Government of Canada ratified the Kyoto Protocol ("Kyoto"), which calls for Canada to reduce its greenhouse gas emissions to specified levels. There has been much public debate with respect to Canada's ability to meet these targets and the Government's strategy or alternative strategies with respect to climate change and the control of greenhouse gases. Implementation of strategies for reducing greenhouse gases, whether to meet the limits required by Kyoto or as otherwise determined, could have a material impact on the nature of oil and natural gas operations, including those of Rockyview. No assurance can be given that environmental laws will not result in a curtailment of production or

material increase in the costs of production, development or exploration activities or otherwise adversely affect Rockyview's financial condition, results of operations or prospects.

Dividends

To date, Rockyview has not paid any dividends on the outstanding Common Shares and does not anticipate the payment of any dividends on the Common Shares for the foreseeable future.

Reliance on Key Personnel

To the extent Rockyview is not the operator of its oil and gas properties, it will be dependent on such operators for the timing of activities related to such properties and will largely be unable to direct or control the activities of the operators. In addition, the success of the Company depends in large measure on certain key personnel. Rockyview does not have key man insurance in effect for management, and therefore there is a risk that the death or departure of any member of management or any key employee could have a material adverse effect on Rockyview. In addition, the competition for qualified personnel in the oil and gas industry is intense and there can be no assurance that the Company will be able to continue to attract and retain all personnel necessary for the development and operation of our business.

Conflicts of Interest

Certain members of our board of directors are also directors and officers of other oil and gas companies and conflicts of interest may arise between their duties as directors of Rockyview and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to, such other procedures and remedies as applicable under the Alberta Business Corporations Act.

OUTLOOK

The Company's capital budget for 2007 is $20.0 million, with plans to drill 57 (37 net) wells. This capital program will be financed from cash flow and available lines of credit. The Company will monitor the commodity price outlook and may increase the budget depending on natural gas prices.

ADDITIONAL INFORMATION

Additional information regarding the Company including Rockyview's annual information form is available on SEDAR at www.sedar.com or on Rockyview's website at www.rockyviewenergy.com.

MANAGEMENT'S REPORT

The consolidated financial statements of Rockyview Energy Inc. were prepared by management in accordance with Canadian generally accepted accounting principles. The financial and operating information presented in this annual report is consistent with that shown in the consolidated financial statements.

Management has designed and maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of financial statements for reporting purposes. Timely release of financial information sometimes necessitates the use of estimates when transactions affecting the current accounting period cannot be finalized until future periods. Such estimates are based on careful judgements made by management.

External auditors appointed by the shareholders have conducted an independent examination of the Company's accounting records in order to express their opinion on the consolidated financial statements. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial and internal control. The Board exercises this responsibility through its Audit Committee. The Audit Committee, which consists of non-management members, has met with the external auditors and management in order to determine that management has fulfilled its responsibilities in the preparation of the consolidated financial statements. The Audit Committee has reported its findings to the Board of Directors who have approved the consolidated financial statements.

S. Cloutier

Steve Cloutier
President and Chief Executive Officer

Alan MacDonald
Vice President Finance and Chief Financial Officer

Calgary, Canada
March 8, 2007

AUDITORS' REPORT

To the shareholders of Rockyview Energy Inc.

We have audited the consolidated balance sheets of Rockyview Energy Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the periods then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the periods then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta
March 8, 2007

CONSOLIDATED BALANCE SHEET

	December 31, 2006	December 31, 2005
ASSETS		
Current assets		
Cash and cash equivalents	$ 924,231	$ 5,948,526
Accounts receivable	9,161,648	4,990,016
Other current assets	1,539,265	530,490
Derivative asset	22,995	–
	11,648,139	11,469,032
Future income taxes (note 9)	–	2,961,870
Property, plant and equipment (note 5)	135,219,731	48,812,655
	$ 146,867,870	$ 63,243,557
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 10,959,272	$ 10,519,389
Current portion of future income taxes	4,971,965	–
	15,931,237	10,519,389
Long-term debt (note 7)	25,000,000	–
Future income taxes (note 9)	3,924,484	–
Asset retirement obligations (note 6)	3,316,274	997,315
	48,171,995	11,516,704
SHAREHOLDERS' EQUITY		
Share capital (note 8)	108,493,800	48,797,413
Warrants (note 8)	571,054	573,487
Contributed surplus (note 8)	1,214,235	261,094
Retained earnings (deficit)	(11,583,214)	2,094,859
	98,695,875	51,726,853
	$ 146,867,870	$ 63,243,557

See accompanying notes to financial statements

Approved by the Board of Directors

John Howard
Director

Steve Cloutier
Director

CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

	Year ended Dec. 31, 2006	April 12 to Dec. 31, 2005
REVENUE		
Petroleum and natural gas	$ 33,323,597	$ 13,195,154
Unrealized derivative gain	22,995	–
Royalties expense	(6,384,968)	(2,542,115)
	26,961,624	10,653,039
EXPENSES		
Operating	8,140,832	1,957,529
General and administrative	3,077,251	1,002,588
Interest	1,562,305	–
Impairment of goodwill (note 4)	11,193,868	–
Depletion, depreciation and accretion	19,121,366	4,107,449
	43,095,622	7,067,566
Net income (loss) before income taxes	(16,133,998)	3,585,473
Current income tax expense (recovery)	(428,423)	501,427
Future income tax expense (recovery)	(2,027,502)	989,187
Net income (loss)	(13,678,073)	2,094,859
Retained earnings (deficit), beginning of period	2,094,859	–
Retained earnings (deficit), end of period	$ (11,583,214)	$ 2,094,859
Net income (loss) per share - basic (note 8)	$ (0.70)	$ 0.24
Net income (loss) per share - diluted (note 8)	$ (0.70)	$ 0.23

See accompanying notes to financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended Dec. 31, 2006	April 12 to Dec. 31, 2005
Cash flows from operating activities		
Net income (loss)	$ (13,678,073)	$ 2,094,859
Items not affecting cash		
Depletion, depreciation and accretion	19,121,366	4,107,449
Impairment of goodwill	11,193,868	-
Stock based compensation expense	953,141	261,094
Future income taxes (recovery)	(2,027,502)	989,187
Unrealized derivative gain	(22,995)	-
Asset retirement expenditures	(67,275)	-
Funds flow from operations	15,472,530	7,452,589
Net change in non-cash working capital items	(1,655,942)	(671,372)
Net cash provided by operating activities	13,816,588	6,781,217
Cash flow from financing activities		
Issue of shares and warrants for cash, net of costs	13,611,076	7,859,220
Issue of shares for cash upon exercise of warrants	19,999	-
Purchase shares for cancellation	-	(229,797)
Increase in bank loan	16,000,000	-
Net cash used in financing activities	29,631,075	7,629,423
Cash flow from investing activities		
Acquisition of Espoir Exploration Corp.	(8,487,278)	-
Acquisition of oil and gas properties	-	(1,265,405)
Sale of oil and gas properties	2,100,708	-
Additions to property, plant and equipment	(35,271,178)	(12,866,962)
Changes in non-cash working capital - investing items	(6,814,210)	5,670,253
Net cash used in investing activities	(48,471,958)	(8,462,114)
Change in cash during the period	(5,024,295)	5,948,526
Cash and cash equivalents - beginning of period	5,948,526	-
Cash and cash equivalents - end of period	$ 924,231	$ 5,948,526
Supplemental information:		
Interest paid	$ 1,911,510	$ -
Income taxes paid	$ 673,799	$ -

See accompanying notes to financial statements

NOTES TO FINANCIAL STATEMENTS

Year ended December 31, 2006 and for the period April 12, 2005 to December 31, 2005

1. BASIS OF PRESENTATION

Rockyview Energy Inc. ("Rockyview" or the "Company") was incorporated on April 12, 2005 and commenced operations on June 21, 2005 under a Plan of Arrangement entered into by APF Energy Trust ("APF Trust"), APF Energy Inc. ("APF"), 1163947 Alberta Inc. ("1163947") and Rockyview. The comparatives reflect operating results for the period from June 21 to December 31, 2005.

The principal business of the Company is the exploration for, exploitation, development and production of oil and natural gas reserves. All activity is conducted in Western Canada and comprises a single business segment.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. The consolidated financial statements include the Company's wholly owned subsidiary, Rockyview Oil & Gas Ltd. and their combined 100% interest in Rockyview Energy Partnership.

Measurement uncertainty

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates used in the preparation of these consolidated financial statements include the estimate of proved and probable reserves, asset retirement obligations and employee future benefits.

Joint interests

A portion of the Company's exploration, development and production activities is conducted jointly with others. These consolidated financial statements reflect only the Company's proportionate interest in such activities.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits, and investments in highly liquid money market instruments which are convertible to known amounts of cash in less than three months.

Financial Instruments

The fair market value of cash and cash equivalents, receivables, other current assets and payables approximate their carrying value. From time to time, the Company may use derivative financial instruments to manage exposure to fluctuations in commodity prices, foreign currency exchange rates, interest rates and power costs. All transactions of this nature entered into by the Company are related to an underlying financial position or to future petroleum and natural gas production. The Company does not use derivative financial instruments for speculative trading purposes.

The Company may enter into derivative contracts to manage its exposure to petroleum and natural gas commodity prices by entering into crude oil and natural swap contracts, options or collars, when it is deemed

appropriate. The Company applies the fair value method of accounting by recording an asset or liability on the balance sheet and recognizing changes in the fair value of the instruments in the current period statement of operations.

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the fair value of the identifiable assets and liabilities of the acquired business. Net identifiable liabilities acquired include an estimate of future income taxes. In accordance with CICA Handbook Section 3062 ("HB 3062"), "Goodwill and Other Intangibles", goodwill is tested at least annually for impairment.

The test for impairment is the comparison of the book value of net assets to the fair value of the Company. If the fair value of the Company is less than its book value, the impairment loss is measured by allocating the fair value of the Company to the identifiable assets and liabilities at their value. The excess of the Company's fair value over the identifiable net assets is the implied fair value of goodwill. If this amount is less than the book value of goodwill, the difference is the impairment amount and would be charged to income during the period.

Property, plant and equipment

Petroleum and natural gas production equipment

The Company follows the full cost method of accounting for its petroleum and natural gas properties and related facilities whereby all costs relating to the exploration and development of petroleum and natural gas reserves are capitalized. Such costs include land acquisition, geological and geophysical, drilling of productive and non-productive wells, production equipment and facilities, lease rentals on non-producing properties, and overhead expenses directly related to exploration and development activities. Direct general and administrative costs have been capitalized.

Gains or losses on the disposition of properties are not recognized unless the proceeds of disposition result in a change of 20% or more in the depletion rate.

Depletion and depreciation

Capitalized costs, along with estimated future capital expenditures to be incurred in order to develop proved reserves, are depleted and depreciated on a unit-of-production basis using estimated proved petroleum and natural gas reserves as evaluated by independent engineers. For purposes of this calculation, petroleum and natural gas reserves are converted to a common unit of measurement on the basis of their relative energy content where six thousand cubic feet of natural gas equates to one barrel of oil. Costs of acquiring and evaluating unproved properties are excluded from costs subject to depletion and depreciation until it is determined whether proved reserves are attributable to the properties or impairment occurs.

Depreciation of furniture and office equipment is provided using the declining balance method at an annual rate of 25%.

Ceiling test

The net amount at which petroleum and natural gas properties are carried is subject to a cost recovery test ("ceiling test"). Under this test, an estimate is made of the ultimate recoverable amount from undiscounted future net cash flows based on proved reserves, which is determined by using forecasted future prices, plus unproved properties. If the carrying amount exceeds the ultimate recoverable amount, an impairment loss is recognized in net earnings. The impairment loss is limited to the amount by which the carrying amount exceeds: (i) the sum of the fair value of proved and probable reserves; and (ii) the costs of unproved properties that have been subject to a separate impairment test and contain no probable reserves.

Asset retirement obligations

Estimated future costs relating to retirement obligations associated with oil and gas well sites and facilities are recognized as a liability, at fair value. The asset retirement cost, equal to the fair value of the retirement obligation, is capitalized as part of the cost of the related asset. These capitalized costs are amortized on a unit-of-production basis, consistent with depletion and depreciation. The liability is adjusted at each report-

ing period to reflect the passage of time, with the accretion charged to earnings and for revisions to the estimated cash flows. Actual costs incurred upon settlement of the obligations are charged against the liability.

Future income taxes

The Company follows the liability method of accounting for income taxes. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax assets or liabilities. Future income tax assets or liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Revenue recognition

Revenue from the sale of oil and natural gas is recorded when title passes to an external party.

Stock based compensation

The Company follows the fair-value method of accounting for stock options granted to employees and directors. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model and recognized over the vesting period of the options granted as stock based compensation with a corresponding credit to contributed surplus. The consideration received by the Company on the exercise of share options is recorded as an increase to share capital, together with corresponding amounts previously recognized in contributed surplus. Forfeitures are accounted for as they occur, which could result in recoveries of the compensation expense.

Per share amounts

Basic per share amounts are calculated using the weighted average number of shares outstanding during the period. Weighted average number of shares is determined by relating the portion of time within the reporting period that common shares have been outstanding to the total time in that period. Diluted per share amounts are calculated using the treasury stock method which assumes that any proceeds obtained on exercise of share options or other dilutive instruments would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

3. TRANSFER OF ASSETS AND COMMENCEMENT OF COMMERCIAL OPERATIONS

Under the Arrangement, APF transferred certain producing and non-producing, undeveloped petroleum and natural gas properties to Rockyview. The assets and liabilities have been accounted for based on the carrying value in APF.

Net Assets Received	
Oil and natural gas assets and equipment	$ 33,177,536
Undeveloped land	5,179,600
Seismic	1,507,423
Future income tax asset	3,901,057
Total assets transferred	43,765,616
Asset retirement obligation	(808,732)
Net assets transferred at carrying value	$ 42,956,884
Consideration given	
Common shares issued (10,256,840 shares)	$ 41,691,479
Cash	1,265,405
	$ 42,956,884

4. ACQUISITION OF ESPOIR EXPLORATION CORP.

On January 11, 2006, Rockyview acquired all of the issued and outstanding shares of Espoir Exploration Corp. ("Espoir") and immediately changed its name to Rockyview Oil & Gas Ltd. The acquisition was accounted for using the purchase method of accounting and the purchase price allocation and consideration paid is as follows:

Net assets acquired at assigned values	
Working capital deficiency	$ (3,729,629)
Property, plant and equipment	62,855,000
Undeveloped land and seismic	8,096,837
Goodwill	11,193,868
Debt assumed	(9,000,000)
Asset retirement obligation	(980,098)
Future income taxes	(13,885,821)
Net assets acquired	54,550,157
Consideration given	
Common shares issued (7,441,499 shares)	46,062,879
Cash	8,324,883
Acquisition costs	162,395
	$ 54,550,157

At December 31, 2006, the goodwill was tested for impairment by comparing the book value of net assets to the fair value. The fair value did not exceed the identifiable net assets at December 31, 2006, and accordingly, the full amount of goodwill was impaired and $11,193,868 was charged to income.

5. PROPERTY, PLANT AND EQUIPMENT

	December 31, 2006	December 31, 2005
Petroleum and natural gas properties and equipment	$ 157,933,059	$ 52,646,690
Furniture and office equipment	311,279	238,782
	$ 158,244,338	$ 52,885,472
Accumulated depletion and depreciation	23,024,607	4,072,817
	$ 135,219,731	$ 48,812,655

During the year, the Company capitalized $1,101,882 (2005 - $248,468) of general and administrative expenses related to exploration and development activities.

Unproved property costs of $13,772,696 (2005 - $5,438,739) and estimated salvage value of $4,367,864 (2005 - $4,074,182) have been deducted from, and future capital of $25,970,000 (2005 - $29,460,000) has been added to costs subject to depletion and amortization for the period ended December 31, 2006.

An impairment test calculation was performed on the Company's property, plant and equipment at December 31, 2006 in which the estimated undiscounted future net cash flows based on estimated future prices associated with the proved reserves exceeded the carrying value of the Company's petroleum and natural gas properties.

The following table outlines reference prices used in the impairment test at December 31, 2006:

Year	WTI Oil ($US/bbl)	Foreign Exchange ($US/$Cdn)	Edm. Par 40 API ($Cdn/bbl)	AECO - C Spot Gas ($Cdn/mcf)
2007	65.73	1.149	74.10	7.72
2008	68.82	1.149	77.62	8.59
2009	62.42	1.149	70.25	7.74
2010	58.37	1.149	65.56	7.55
2011	55.20	1.149	61.90	7.72
2012	56.31	1.149	63.15	7.85
2013	57.43	1.149	64.42	7.99
2014	58.58	1.149	65.72	8.12
2015	59.75	1.149	67.04	8.26
2016	60.95	1.149	68.39	8.40
2017	62.17	1.149	69.76	8.54
Thereafter	+2% per yr.	1.149	+2% per yr.	+2% per yr.

The actual natural gas price used in the impairment test included a $0.20 per mcf basis differential, while the crude oil prices had an $8.00 quality differential to Edm. Par.

6. ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated based on the Company's net ownership interest in all wells and facilities, the estimated cost to abandon and reclaim wells and facilities and the estimated timing of the cost to be incurred in future periods. The total undiscounted amount of estimated cash flows required to settle the obligation is $11,015,927 (2005 - $6,835,293), which will be incurred between 2008 and 2031. A credit adjusted risk-free rate of 8% (2005 – 8%) and an inflation rate of 2% (2005 – 1.5%) was used to calculate the present value of the asset retirement obligation.

The following table presents the reconciliation of the beginning and ending asset retirement obligation associated with the retirement of oil and gas properties:

	Year ended Dec. 31, 2006	April 12 to Dec. 31, 2005
Balance, beginning of period	$ 997,315	$ -
Liabilities acquired	980,098	808,732
Liabilities incurred	518,459	153,951
Change in estimate	744,024	–
Liabilities settled/sold	(93,198)	–
Accretion expense	169,576	34,632
Balance, end of period	$ 3,316,274	$ 997,315

7. BANK LOAN

At December 31, 2006, the Company had drawn $25.0 million (2005 - $nil) on its revolving extendible credit facility of $40 million with a Canadian chartered bank. The facility may be drawn down or repaid at any time, but there are no scheduled repayment terms. Advances under this facility bear interest based on a sliding scale tied to the Company's debt-to-cash flow, from a minimum of the bank's prime rate to a maximum of the bank's prime rate plus 1.25%. Bankers' Acceptances bear a stamping fee between 0.95% and 2.25%. The credit facility is collateralized by a fixed and floating charge debenture on the Company's assets and a general security agreement. The borrowing base is subject to a semi-annual review by the bank. If the facility is not renewed by August 7, 2007, outstanding advances become a term loan repayable on August 8, 2008.

The Company's banker has also provided a $6.0 million revolving credit facility on a short-term basis. This facility will only be utilized if the amount drawn on the main credit facility exceeds $40.0 million. This facility terminates March 31, 2007 and all advances are repayable on that date. Advances bear interest based on a sliding scale tied to the Company's debt-to-cash flow, from a minimum of the bank's prime rate plus 0.575% to a maximum of the bank's prime rate plus 1.875%. Bankers' Acceptances bear a stamping fee between 1.575% and 2.875%.

At December 31, 2006, the Company's effective interest rate was 6.10%.

8. SHARE CAPITAL

(a) Authorized:

An unlimited number of voting Common Shares; unlimited number of Preferred Shares issuable in one or more series.

(b) Issued

Common shares:	Number	Amount
Issued pursuant to Plan of Arrangement (i)	10,256,840	$ 41,691,479
Issued pursuant to private placement for cash (ii)	1,826,484	7,415,585
Shares purchased for cancellation (iii)	(34,247)	(218,870)
Share issue costs, net of tax		(90,781)
Balance - December 31, 2005	12,049,077	48,797,413
Acquisition of Espoir	7,441,499	46,062,879
Issued for cash, net of costs	4,870,000	13,611,076
Issued on exercise of warrants	3,802	22,432
Balance - December 31, 2006	24,364,378	108,493,800

Warrants:	Number	Amount
Issued pursuant to private placement (ii)	913,149	$ 584,415
Warrants purchased for cancellation (iii)	(17,075)	(10,928)
Balance - December 31, 2005	896,074	573,487
Exercised	(3,802)	(2,433)
Balance - December 31, 2006	892,272	571,054

(i) On June 21, 2005, pursuant to the plan of Arrangement, 10,256,840 common shares were issued to former unitholders of APF Trust.

(ii) On June 21, 2005, prior to completion of the Plan of Arrangement, there was an initial Private Placement ("Private Placement") of 1,826,484 units to certain employees, consultants, service providers and directors of Rockyview and to certain other placees. Each unit is comprised of one Rockyview share and one half of a Rockyview Warrant. Each whole Rockyview Warrant entitles the holder to acquire one Rockyview Share at an

exercise price of $5.26. All of the Rockyview Shares and Rockyview Warrants issued pursuant to the Private Placement are subject to a contractual escrow arrangement. The shares vest evenly over a 24 month period with the first one-third vesting 8 months from the closing of the Private Placement. The Rockyview Warrants are to be released on satisfaction of the following two criteria: (i) over time with the warrants vesting evenly over a 24 month period with the first one-third vesting 8 months from closing of the Private Placement; and (ii) the 20 day weighted average trading price reaching $6.57 before the first tranche is released and $8.76 before the second and third tranche are released. The first tranche have been released from escrow on satisfaction of both criteria. The Rockyview Warrants expire February 20, 2008.

(iii) During the period ended December 31, 2005, the Company acquired 34,247 units pursuant to the escrow agreement from a senior officer who ceased to be an employee of Rockyview. The common shares and warrants were returned to treasury and cancelled. In addition, options to purchase 95,000 shares of the Company were cancelled.

(c) Stock Options

Pursuant to the stock option plan (the "Plan"), options may be granted to directors, officers, employees, consultants and service providers of the Company. The options vest evenly over 3 years, starting on the first anniversary of the grant date and expire after 5 years.

The following table sets forth a reconciliation of stock option plan activity:

	2006		2005	
Stock options:	Weighted Number of Options	Weighted Average Price	Weighted Number of Options	Weighted Average Price
Balance - beginning of period	907,502	$ 4.86	–	$ –
Granted	1,057,333	5.80	1,002,502	4.85
Cancelled	(90,000)	5.98	(95,000)	4.74
Balance - end of period	1,874,835	$ 5.34	907,502	$ 4.86
Exercisable - end of period	302,501	$ 4.86	–	$ –

The following table provides additional information on the stock options outstanding as at December 31, 2006:

Exercise Prices ($/share)	Number of Options	Weighted Average Exercise Price	Weighted Average Contractual Life	Options Exercisable
3.51 - 4.50	100,000	$ 3.90	4.5	–
4.51 - 5.50	827,502	4.74	3.5	275,834
5.51 - 6.50	947,333	6.02	4.1	26,667
3.51 - 6.50	1,874,835	$ 5.34	3.8	302,501

(d) Stock Based Compensation

Included in general and administrative costs is stock based compensation. The Company accounts for its stock based compensation plan using the fair value method. Under this method, the fair value is calculated and a compensation cost is charged over the vesting period of the options granted with a corresponding increase to contributed surplus. The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model. The fair value of each option granted was estimated based on the following assumptions:

Date of Grant	Number of Options Granted (Net)	Expected Volatility	Risk-Free Interest Rate	Expected Life (Years)	Fair Value of Options Granted
11-Jan-06	640,333	29.0%	3.86%	3	$ 941,290
10-Apr-06	85,000	31.7%	4.23%	3	136,850
1-May-06	70,000	32.0%	4.28%	3	119,000
1-Jun-06	72,000	33.0%	4.19%	3	117,360
14-Jul-06	100,000	37.2%	4.26%	3	118,000
	967,333				$ 1,432,500
Unrecognized compensation at January 1, 2006					1,381,710
					2,814,210
Stock based compensation recognized in period					(953,141)
Amount for future recognition					$ 1,861,069

(e) Earnings per share

The following table summarizes the common shares used in calculating net income per share:

	December 31 2006	December 31 2005
Basic	19,522,485	8,822,616
Stock options	1,874	-
Warrants	–	264,760
Diluted	19,524,359	9,087,376

The calculation of diluted common shares excludes 1,774,835 (2005 – 907,502) stock options and 892,272 warrants that are anti-dilutive.

9. TAXES

The income tax provision differs from the amount computed by applying the Canadian combined federal and provincial tax rate of 34.49% (2005 – 37.62%) as follows:

	December 31 2006	December 31 2005
Expected income tax provision	$ (5,564,615)	$ 1,348,855
Non-deductible crown charges	100	434,523
Resource allowance	3,993	(552,643)
Impairment of Goodwill	3,860,765	–
Income tax rate changes	(961,969)	-
Stock based compensation	328,738	98,223
Other	(122,937)	161,656
	$ (2,455,925)	$ 1,490,614

The components of future income tax are as follows:

	December 31 2006	December 31 2005
Property, plant and equipment	$ 5,977,544	$ (2,588,972)
Asset retirement obligation	(1,000,290)	(331,585)
Share issue costs	(27,851)	(41,313)
Partnership income	4,971,965	–
Non-capital losses	(1,031,855)	–
Other	6,936	–
Future income tax liability (asset)	$ 8,896,449	$ (2,961,870)
Current portion	$ 4,971,965	$ –
Non-current portion	3,924,484	(2,961,870)
	$ 8,896,449	$ 2,961,870

10. FINANCIAL INSTRUMENTS

The Company's exposure under its financial instruments is limited to financial assets and liabilities, all of which are included in the financial statements. The fair values of financial assets and liabilities that are included in the balance sheet approximate their carrying amounts.

Substantially all of the Company's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal credit risks.

The Company is exposed to foreign currency fluctuations as crude oil and natural gas prices are referenced to U.S. dollar denominated prices.

The Company is exposed to interest rate risk to the extent that bank debt is at a floating rate of interest.

The Company's operating cost management activities are exposed to fluctuations in the cost of electricity. At December 31, 2006, the Company had a 1.5MWh contract with a fixed price of $76.00/MWh for calendar 2007.

The Company has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. The Company sells forward a portion of its future production and enters into a combination of fixed price sale contracts with customers. The forward contracts are subject to market risk from fluctuating commodity prices and exchange rates. The contract price on physical contracts is recognized in earnings in the same period as the production revenue. As at December 31, 2006, the Company has fixed the price applicable to future production through the following contracts:

Time period	Commodity	Contract	Volume	$Cdn/GJ
January 2007 - December, 2007	Natural gas	Physical	1,000	$ 7.50
April 2007 - October 2007	Natural gas	Physical	500	$ 7.55
April 2007 - October 2007	Natural gas	Physical	500	$ 7.60
April 2007 - October 2007	Natural gas	Physical	500	$ 7.88

11. COMMITMENTS

The Company is committed to payments under a rental agreement for office space through March 2009 totaling $395,000 (2007 - $210,930; 2008 - $145,980; 2009 - $38,090).

12. SUBSEQUENT EVENT

The following hedging contracts were entered into subsequent to December 31, 2006:

Time period	Commodity	Type of Contract	Daily Quantity Contracted (GJ)	Canadian Price ($Cdn/GJ)
February 2007 - December 2007	Natural gas	Physical swap	500	$ 6.65
February 2007 - December 2007	Natural gas	Physical swap	500	$ 6.80
February 2007 - December 2007	Natural gas	Physical swap	500	$ 6.96
March 2007 - December 2007	Natural gas	Physical swap	500	$ 7.77
April 2007 to October 2007	Natural gas	Physical swap	500	$ 7.20
November 2007 - March 2008	Natural gas	Physical swap	500	$ 8.63
November 2007 - March 2008	Natural gas	Physical collar	500	$ 7.50 - $ 11.00
November 2007 - March 2008	Natural gas	Physical collar	500	$ 7.50 - $ 10.86

OFFICERS & DIRECTORS

STEVE CLOUTIER

President and Chief Operating Officer, Director

Mr. Cloutier was President and Chief Operating Officer of APF Energy from 2002 until its merger with StarPoint Energy Trust in 2005. From 1996 to 1998, he was Vice President, Corporate Development of APF and in 1998, he was promoted to Executive Vice President and Chief Operating Officer. Mr. Cloutier has been directly involved in oil and gas transactions worth approximately $2 billion.

A native of Montreal, Quebec, Mr. Cloutier graduated in 1985 from McGill University with a bachelor's degree in industrial relations. From 1985 to 1987, Mr. Cloutier worked for a Montreal-based wealth management company. In 1986, he entered the University of Victoria Law School, from which he graduated in 1989. He commenced his legal career that year, moving to Toronto where he practiced corporate law and in 1994, he moved to Calgary joining Skyridge Resources Inc., a private oil and gas company, as Vice President, Corporate Development. In 1995, Mr. Cloutier co-founded Millennium Energy Inc., a junior oil and gas company whose shares traded on the TSX Venture Exchange, and remained a director of Millennium until it was merged with Crossfield Gas Ltd. in 2003 to form Bear Creek Energy Ltd.

Mr. Cloutier currently sits on the board of Rockyview, and the Calgary Inn from the Cold Society. He is also on the Advisory Committee of the Small Business stream of the Bachelor of Applied Business and Entrepreneurship Program at Mount Royal College of Calgary.

ALAN MACDONALD

Vice President Finance and Chief Financial Officer

Mr. MacDonald became a chartered accountant in 1980 and has more than 26 years' experience in public practice and in the oil and gas industry. From 1987 to 1999, Mr. MacDonald was Vice President, Finance of Starvest Capital Inc. which, among its other mandates, managed Starcor Energy Royalty Fund and Orion Energy Trust, two publicly-traded oil and gas royalty trusts. Prior to joining APF Energy Trust in 2001, Mr. MacDonald was Vice President, Finance of Due West Resources Inc., a private oil and gas company. At APF Energy, Mr. MacDonald led the team responsible for all financial, treasury and administrative functions in his capacity as Vice President, Finance & CFO.

DAN ALLAN

Chief Operating Officer

Mr. Allan is a registered petroleum geologist with 30 years of industry experience working in both Canada and the United States. He graduated from McGill University in 1975 with an honors degree in Geological Sciences.

Mr. Allan has been involved in the formation of several junior oil and gas companies over the last 20 years. He was the founder, President and CEO of CanScot Resources, a natural gas producer, which was acquired by APF Energy Trust in 2003. He then joined APF Energy as Vice President, Exploration and Production.

Mr. Allan is currently a director and chairs the regulatory committee of the Canadian Society for Unconventional Gas. He is also a member of the CSPG, AAPG and the Petroleum Society for the CIMM.

HOWARD ANDERSON

Vice President, Engineering

Mr. Anderson is a professional engineer with more than 25 years of oil and gas experience, specializing in reservoir development, acquisitions and exploration engineering. In 2004, Mr. Anderson joined APF Energy as Manager, Central Business Unit where he was responsible for the management of the assets that formed the core of Rockyview. Prior to that he served two years as Vice President, Engineering & Development at Pioneer Natural Resources Canada Inc. and 14 years at Canadian Hunter Exploration Ltd./Burlington Resources in a progression of technical and management assignments. Mr. Anderson graduated from Queen's University at Kingston with a B.Sc. in Engineering Physics.

JOHN HOWARD

Independent Director & Chairman

Board Committees: Audit, Reserves and Corporate Governance, Nominating and Compensation

Mr. Howard is a professional engineer graduating with a B.Sc. in Chemical Engineering in 1968 from the University of Alberta. Mr. Howard has had a distinguished 38-year career in the oil and gas industry, and held senior leadership roles with Aberford Resources (President & C.E.O., 1981-87), Novalta Resources and its successor, Seagull Energy Canada (President & C.E.O., 1987-97) and Sunoma Energy (President & C.E.O., 1999-2000) / Barrington Petroleum (President & C.E.O., 1999-2001). In addition, Mr. Howard served as a Governor of the Canadian Association of Petroleum Producers (1995-97) and its predecessor, the Independent Petroleum Producers Association of Canada (1982-87) including as its Chairman (1986-87). He also served the Government of Canada as a member of the Energy Options Advisory Committee (1987-88). Mr. Howard has sat on the board of many corporations, and is currently a member of the following boards of directors: Advantage Energy Income Fund, Bear Ridge Resources Ltd., Eastshore Energy Ltd., Auriga Energy Inc., Bunker Energy Inc., and Quatro Resources Inc.

MALCOLM ADAMS

Independent Director

Board Committees: Audit, Reserves

Mr. Adams is a Professional Engineer and an ICD.D certified director with more than 12 years of oil and gas experience. He is a Vice President with ARC Financial, Canada's largest private equity firm focused exclusively on junior energy. Mr. Adams is responsible for developing and completing new investment opportunities for ARC Financial and enjoys working closely with portfolio companies, primarily with respect to risk management and corporate strategy. Prior to joining ARC Financial, Mr. Adams was a Senior Exploitation Engineer with ARC Resources Management Ltd. and he began his career as a Reservoir Engineer with Shell Canada. Mr. Adams graduated with a B.Sc. in Chemical Engineering in 1994 from the University of New Brunswick and is a member of APEGGA. He is currently a member of the board of directors of three private companies.

SCOTT DAWSON

Independent Director

Board Committees: Audit, Reserves and Corporate Governance, Nominating and Compensation

Mr. Dawson is a Professional Engineer with over 22 years of extensive experience in Western Canadian oil and gas engineering. As co-founder, President and CEO of Tempest Energy Corp. from June 2000 to November 2005, Mr. Dawson successfully led the company to a plan of arrangement with Daylight Energy Trust and the formation of Open Range Energy Corp. Mr. Dawson was co-founder, President and Chief Executive Officer of Tier One Energy Corp., a public oil and gas company, which commenced operations in October 1996 with 15 boe per day of production. After three years, Tier One was successfully sold for $32 million. Prior to co-founding Tempest and Tier One, Mr. Dawson was Engineering Manager from 1989 to 1996 at HCO Energy Ltd, a public oil and gas company. From 1983 to 1988, Mr. Dawson was a production engineer for Westmin Resources Ltd., and its predecessor Sundance Oil Canada Ltd. Mr. Dawson is a member of APEGGA.

MARTIN HISLOP

Director

Board Committees: Reserves

Mr. Hislop is a Chartered Accountant and the former CEO of APF Energy Trust. He has more than 24 years' experience in all aspects of financing and managing private and public oil and gas corporations, partnerships and trusts. Prior to founding the predecessor of APF Energy in September 1994, Mr. Hislop was the President and CEO of Lakewood Energy Inc., a TSX-listed oil and gas company which was created as a result of the amalgamation of 10 limited partnerships, for whom Mr. Hislop raised in excess of $125 million in equity between 1986 and 1992.

NANCY PENNER

Independent Director

Board Committees: Audit and Corporate Governance, Nominating and Compensation

Ms. Penner is counsel with Parlee McLaws LLP where she focuses her practice on securities, and oil and gas law. She has more than 20 years' experience in public offerings of established corporations, royalty and income trusts, junior issuers and partnerships, developing strategies to protect shareholder value and assuring ongoing compliance with the requirements of securities regulatory authorities. She also advises Boards of Directors on corporate governance matters. In addition, Ms. Penner has experience in the oil and gas area, structuring transactions involving domestic and offshore properties and the formation of financing of limited partnerships and joint ventures.

QUARTERLY REVIEW & OPERATING HIGHLIGHTS

	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Period [1] ended Dec. 31, 2005
FINANCIAL ($)					
Revenue before royalties	10,064,190	7,681,428	7,632,900	7,954,079	13,195,154
Net income (loss)	(12,668,133)	(1,157,630)	227,988	(80,297)	2,094,859
Per share - basic and diluted	(0.62)	(0.06)	0.01	(0.00)	0.24
Per share - basic and diluted	(0.62)	(0.06)	0.01	(0.00)	0.23
Funds flow from operations	4,833,713	3,432,373	3,350,006	3,856,439	7,452,589
Per share - basic	0.24	0.18	0.17	0.21	0.85
Per share - diluted	0.24	0.18	0.17	0.20	0.82
Total assets	146,867,870	160,881,471	151,891,240	145,343,833	63,243,557
Working capital (deficiency) [2]	688,867	(2,595,030)	(1,143,209)	(5,575,759)	949,643
Bank loan	25,000,000	37,000,000	30,000,000	20,000,000	-
Capital asset acquisitions, net of dispositions	(69,486)	–	(2,031,222)	67,279,786	39,864,559
Capital expenditures	3,253,373	11,884,194	10,958,671	9,174,940	12,866,962
Market					
Shares outstanding [3]					
End of period	24,364,378	19,494,378	19,494,378	19,492,478	12,049,077
Weighted average - basic	20,500,139	19,494,378	19,493,501	18,581,144	8,822,616
Weighted average - diluted	20,500,139	19,494,378	19,759,071	18,841,723	9,087,376
OPERATIONS					
Average daily production [4]					
Natural gas (mcf/d)	14,353	12,775	11,761	10,022	5,709
Light and medium oil (bbl/d)	65	48	62	58	44
NGLs (bbl/d)	59	68	67	63	30
Total (boe/d)	2,516	2,245	2,089	1,791	1,026
Average wellhead prices					
Natural gas ($/mcf)	7.04	5.84	6.29	7.90	10.60
Light and medium oil ($/bbl)	51.33	63.65	64.27	60.46	63.72
NGLs ($/bbl)	53.31	60.82	63.05	56.23	59.35
Average ($/boe)	42.73	36.43	39.34	48.11	63.48
Operating netback ($/boe)	24.70	19.94	23.42	27.98	43.70

(1) Period from June 21 to December 31, 2005.

(2) Excludes current portion of future income taxes.

(3) Weighted average shares for 2005 have been calculated based on the 264 days from date of incorporation.

(4) Actual daily production volumes for the period ended December 31, 2005 reflect 194 days of production from June 21, 2005.

CORPORATE INFORMATION



DIRECTORS

John Howard [1][2][3][4]
Independent Businessman

Malcolm Adams [2][3]
Vice President
ARC Financial Corporation

Scott Dawson [2][3][4]
President & Chief Executive Officer
Open Range Energy Corp.

Martin Hislop [3]
Independent Businessman

Nancy Penner [2][4]
Counsel
Parlee McLaws LLP

Steve Cloutier
President & Chief Executive Officer

OFFICERS

Steve Cloutier, LLB
President & Chief Executive Officer

Dan Allan, P.Geol.
Chief Operating Officer

Alan MacDonald, CA
Vice President, Finance,
Chief Financial Officer
& Corporate Secretary

Howard Anderson, P.Eng.
Vice President, Engineering

(1) Chairman of the Board
(2) Member of the Audit Committee
(3) Member of the Reserves Committee
(4) Member of Corporate Governance, & Nominating & Compensation Committee

CORPORATE OFFICE

2250, 801 - 6th Avenue S.W.
Calgary, Alberta T2P 3W2
Telephone: (403) 538-5000
Fax: (403) 538-5050

INVESTOR RELATIONS

www.rockyviewenergy.com

TRUSTEE AND TRANSFER AGENT

Olympia Trust Company
2300, 125 – 9th Avenue S.E.
Calgary, Alberta T2P 0P6
Telephone: (403) 261-0900
Fax: (403) 265-1455

BANK

Bank of Nova Scotia

AUDITORS

PricewaterhouseCoopers LLP

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP

INDEPENDENT EVALUATORS

Sproule Associates Limited

STOCK EXCHANGE

The Toronto Stock Exchange
Trading Symbol: RVE

Designed and produced by Rhino Corporate Communications Inc. Photography by Brian Harder, Ivan Karabobaliev, Lawrence Hislop and Fotosearch.

Rockyview Energy

ROCKYVIEW ENERGY INC.

2250, 801 – 6th Avenue S.W.
Calgary, Alberta T2P 3W2
Telephone: (403) 538-5000
Fax: (403) 538-5050
www. rockyviewenergy.com

Rockyview Energy

ROCKYVIEW ENERGY INC.

ANNUAL INFORMATION FORM

for the year ended December 31, 2006

March 23, 2007

TABLE OF CONTENTS

CONVENTIONS

Certain terms used herein are defined under the heading "Glossary of Terms".

Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars.

Unless the context otherwise requires, references herein to "Rockyview" or the "Corporation" include Rockyview, ROG and Rockyview Partnership.

Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

Unless otherwise specified, information in this Annual Information Form is as at the end of the Corporation's most recently completed financial period, being December 31, 2006.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Information Form and the documents incorporated by reference herein constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions but no assurance can be given that these expectations will prove to be correct and the forward-looking statements included in this Annual Information Form and the documents incorporated by reference herein should not be unduly relied upon. These statements speak only as of the date of this Annual Information Form or as of the date specified in the documents incorporated by reference herein.

In particular, this Annual Information Form and the documents incorporated by reference herein contains forward-looking statements pertaining to the following:

- the performance characteristics of the Corporation's oil and gas properties;
- oil and natural gas production levels and the sources of their growth;
- capital expenditure programs;
- the estimated quantity of oil and natural gas reserves and recovery rates;
- projections of commodity prices and costs;
- supply and demand for oil and natural gas;
- planned construction and expansion of facilities;
- drilling plans;
- availability of rigs, equipment and other goods and services;
- procurement of drilling licenses;
- reserve life;
- plans for and results of exploration and development activities;
- expectations regarding the Corporation's ability to raise capital and to continually add to reserves through acquisitions, exploration and development;
- treatment under governmental regulatory regimes and tax laws; and
- realization of the anticipated benefits of acquisitions and dispositions.

The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Information Form and the documents incorporated by reference herein:

- general economic, market and business conditions in Canada, the United States and globally;
- volatility in market prices for oil and natural gas;
- risks inherent in oil and natural gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- unanticipated operating events which can reduce production or cause production to be shut in or delayed;

- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems;
- actions by governmental authorities, including increases in taxes;
- the availability of capital on acceptable terms;
- fluctuations in foreign exchange or interest rates and stock market volatility;
- failure to obtain industry partner and other third party consents and approvals, when required; and
- the other factors discussed under "Risk Factors" in this Annual Information Form.

Statements relating to "reserves" or "resources" are by their nature forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described can be profitably produced in the future. These factors should not be construed as exhaustive. The Corporation undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

CORPORATE STRUCTURE

Name, Address and Incorporation

Rockyview Energy Inc.

Head Office:	Registered Office:
Suite 2250, 801 – 6th Avenue S.W.	Suite 1400, 350 – 7th Avenue S.W.
Calgary, Alberta	Calgary, Alberta
T2P 3W2	T2P 3N9

Rockyview was incorporated under the ABCA as 1163924 Alberta Inc. on April 12, 2005. On April 28, 2005, Rockyview amended its articles of incorporation to change its name to "Rockyview Energy Inc.". On June 21, 2005, Rockyview amalgamated with 1163947 Alberta Inc. ("**1163947**") pursuant to a plan of arrangement under section 193 of the ABCA involving APF Energy Trust ("**APF Trust**"), the unitholders of APF Trust, APF Energy Inc. ("**APF Inc.**"), Rockyview and 1163947 and a business combination involving APF Trust and StarPoint Energy Trust (the "**Rockyview Arrangement**").

Intercorporate Relationships

Rockyview has one wholly-owned subsidiary, ROG, which was formed by articles of amalgamation filed pursuant to the ABCA on January 11, 2006, in connection with the amalgamation of Rockyview Oil & Gas Ltd. (formerly Espoir Exploration Corp.) and Espoir Acquisition Corp. In addition, Rockyview is the managing partner of Rockyview Partnership, which was formed under the laws of Alberta pursuant to a partnership agreement dated as of January 11, 2006 between the Corporation and ROG. All of Rockyview's producing assets have been contributed to Rockyview Partnership.

The following diagram illustrates the corporate structure of the Corporation, the percentage of voting securities owned and the jurisdiction of incorporation or formation of Rockyview and its subsidiaries as at the date of this Annual Information Form.


Rockyview Energy Inc.
(Alberta)
100%
66.83%
33.17%
Rockyview
Oil & Gas Ltd.
(Alberta)
Rockyview
Energy Partnership
(Alberta)

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

On April 12, 2005, Rockyview issued 100 Common Shares at a price of $0.01 per share to facilitate its organization.

Rockyview has been engaged in the exploration, acquisition, development and production of oil and natural gas reserves, primarily in the Province of Alberta since it commenced active operations on June 21, 2005 following completion of the Rockyview Arrangement.

Pursuant to the Rockyview Arrangement, Rockyview acquired working interests in certain of APF Trust's producing assets and undeveloped lands in the Wood River, Wetaskiwin, Bashaw, Stettler, Bittern Lake, Clive and Kneller properties in Central Alberta (the "**Rockyview Initial Properties**"). At the effective date of the Rockyview Arrangement, the Rockyview Initial Properties were producing approximately 1,000 boe/d, 93% of which was comprised of natural gas. In addition, the Rockyview Initial Properties included approximately 55,000 net acres of undeveloped lands prospective for both conventional production and coal bed methane. Under the terms of the Rockyview Arrangement, the unitholders of APF Trust, at their election, received 0.167 Common Shares for each trust unit of APF Trust held. An aggregate of 10,256,840 Common Shares were issued to the former unitholders of APF Trust pursuant to the Rockyview Arrangement.

On June 21, 2005, Rockyview completed the private placement of 1,826,484 units ("**Units**") of Rockyview for gross proceeds of approximately $8.0 million (the "**Unit Offering**"). Each Unit consisted of one Common Share and one-half of one common share purchase warrant of Rockyview, each whole common share purchase warrant ("**Warrant**") entitling the holder thereof to acquire one additional Common Share at an exercise price of $5.26 per share at any time on or prior to 4:30 p.m. (Calgary time) on February 21, 2008. The directors and senior officers of Rockyview acquired an aggregate of 1,109,603 Units pursuant to the private placement. All of the Units issued pursuant to the private placement were placed in escrow as described under "Escrowed Securities".

Rockyview's Common Shares were listed and posted for trading on the TSX under the symbol "RVE" on June 24, 2005.

On November 18, 2005, Rockyview acquired 34,247 Units pursuant to the terms of an Escrow Agreement (as defined below) from a senior officer of Rockyview who ceased to be a Rockyview Service Provider (as defined below). The Common Shares and Warrants comprising such units were returned to treasury and cancelled. In addition, in connection with the departure of the senior officer from Rockyview, options to purchase 95,000 Common Shares owned by the senior officer were cancelled.

On December 12, 2006, Rockyview completed the private placement of 4,870,000 Common Shares at a price of $3.00 per share for gross proceeds of $14,610,000.

Significant Acquisitions and Recent Developments

Espoir Arrangement

On January 11, 2006, Rockyview acquired all of the issued and outstanding shares of Espoir Exploration Corp. ("**Espoir**") pursuant to the Espoir Arrangement. The consideration paid by Rockyview for Espoir was $67.1 million which consisted of the issuance of 7.441 million Common Shares of Rockyview and the payment of $8.325 million in cash to former shareholders of Espoir and the assumption of Espoir net debt of $12.73 million. The cash portion of the acquisition was financed primarily through the Corporation's credit facility. Further information respecting the Espoir Arrangement is contained in the business acquisition report of Rockyview in the form of the information circular of Espoir dated December 6, 2005 relating to the special meeting of the securityholders of Espoir held on January 10, 2006 to approve the Espoir Arrangement filed with various securities commissions or similar authorities in the provinces of Canada.

DESCRIPTION OF THE BUSINESS

General

Rockyview is engaged in the exploration, acquisition, development and production of oil and natural gas reserves, primarily in the Province of Alberta.

Business Plan

Stated Business Objectives

Rockyview's objective is to grow cash flow, production and reserves on a per share basis through a combination of effective drilling and accretive acquisitions. The most essential factor in achieving this is an integrated management team with a cohesive plan to extract maximum value from the Rockyview asset base.

Rockyview will focus on the creation of value primarily through the generation and drilling of exploration and development prospects as well as through the exploitation and production of existing reserves. Rockyview targets areas and prospects that it believes could result in meaningful reserve and production additions.

Since commencing operations in June 2005 Rockyview has concentrated on exploration and development drilling of prospects in its core areas in the Province of Alberta. Rockyview also intends to pursue strategic acquisitions of oil and natural gas properties where it believes further exploration, exploitation and development opportunities exist. Rockyview's activities are currently directed predominantly towards natural gas and light oil prone prospects.

Rockyview will internally generate exploration and development opportunities possessing medium risk and multi-zone potential and will utilize a portfolio approach in developing these opportunities to achieve a balance of risk profiles and commodity exposures with a weighting towards natural gas. Rockyview will maintain a balance between exploration, development and exploitation drilling, combined with acquisition opportunities that meet its business parameters. To achieve sustainable and profitable growth, management of Rockyview believes in controlling the timing and costs of its projects wherever possible. Further, to minimize competition within its geographic areas of interest, Rockyview strives to maximize its working interest ownership in its properties where reasonably possible. While management believes that Rockyview has the skills and resources necessary to achieve its objectives, participation in the exploration and development in the oil and natural gas industry has a number of inherent risks. See "Risk Factors".

In reviewing potential drilling or acquisition opportunities, Rockyview gives consideration to the following criteria:

- risk capital required to secure or evaluate the investment opportunity;
- the potential return on the project, if successful;
- the likelihood of success; and
- the risked return versus cost of capital.

In general, Rockyview uses a portfolio approach in developing a large number of opportunities with a balance of risk profiles and commodity exposure, in an attempt to generate sustainable high levels of profitable production and financial growth.

The board of directors of Rockyview may, in its discretion, approve acquisitions that do not conform to these guidelines based upon its consideration of the qualitative aspects of the subject properties including risk profile, technical upside, reserve life and asset quality.

Operating Focus

Rockyview's assets are located in the greater Wood River area, located between Red Deer and Edmonton in south central Alberta, the Thunder-Neerlandia area, located north-west of Edmonton and at Gordondale and Spirit River in the Peace River Arch. Wood River is a gas prone area prospective in numerous geological formations, for both conventional production as well as coal bed methane ("**CBM**") in the Horseshoe Canyon coals. Thunder-Neerlandia is also a gas prone area prospective in various formations, including Nordegg, Banff, Ellerslie and Glauconitic. This area is also being developed for CBM in the upper Manville coals. In addition to a stable production base that comes with an operated infrastructure of facilities, Rockyview now has approximately 94,800 acres of undeveloped land from which it can grow its platform.

Rockyview has allocated most of its human and financial resources to developing these operating areas. This includes executing on a drilling program that has currently identified approximately 180 gross locations, ranging from low risk development wells to higher impact exploration wells.

Using a strategy that will take advantage of the management team's strengths, Rockyview will also identify and evaluate new potential core areas. Target criteria will be: high, operated working interests; multi-zone potential; and drilling upside.

Specialized Skill and Knowledge

Strong Management

Drawing on a collective experience of more than 100 years in the oil and gas business, Rockyview's management team has demonstrated a track record of bringing together all of the key components to a successful exploration and production company: strong technical skills; expertise in planning and financial controls; ability to execute on business development opportunities; capital markets expertise; and an entrepreneurial spirit that allows Rockyview to effectively identify, evaluate and execute on value-added initiatives. See "Directors and Executive Officers".

Drilling and Acquisitions

Rockyview's management team has demonstrated top decile performance in its ability to generate, high-grade and monetize drilling prospects. While at APF Inc., this group was responsible for a drilling program which, from 2001 to 2004, was the only one among the royalty trust sector that, on average, replaced at least 100 percent of its production through the drill bit and other production enhancement techniques. By creating a drilling program that comprised low risk development, step out and exploration initiatives, APF Inc. demonstrated that it could effectively maximize the value of its asset base through a diversified portfolio management approach.

Competitive Conditions

Companies operating in the petroleum industry must manage risks which are beyond the direct control of company personnel. Among these risks are those associated with exploration, environmental damage, commodity prices, foreign exchange rates and interest rates.

The oil and natural gas industry is intensely competitive and Rockyview will be required to compete with a substantial number of other corporations which have greater technical and financial resources. With the maturing nature of the Western Canadian Sedimentary Basin, the access to new prospects is becoming more and more competitive and complex. Management believes that Rockyview will be able to explore and develop new production and reserves with the objective of increasing its cash flow and reserve base.

Rockyview will attempt to enhance its competitive position by operating in areas where its technical personnel are able to reduce some of the risks associated with exploration, production and marketing because they are familiar with the areas of operation.

Cycles

The Corporation's business is generally not cyclical. The exploration and development of oil and natural gas reserves is dependent on access to areas where drilling is to be conducted. Seasonal weather variation, including freeze-up and break-up affect access in certain circumstances.

Environmental Protection

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation. Compliance with such legislation can require significant expenditures or result in operational restrictions. Breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties, all of which might have a significant negative impact on earnings and overall competitiveness. See "Industry Conditions – Environmental Regulation".

Employees

As at December 31, 2006, Rockyview had 18 full-time employees and 4 part-time consultants, all of whom were located at its office in Calgary.

Environmental, Health and Safety Policies

Environmental protection and employee health and safety are core values recognized and supported by the Corporation. The Corporation actively supports these areas by integrating the essential principles and practices through its environmental

management systems and employee occupational health and safety programs. The Corporation ensures policies and procedures are fully integrated with and within all operating units by advising and educating employees, suppliers and contractors in the safe use, transportation, storage and disposal of products and materials. The Corporation promotes and enhances safety and environmental awareness and protection through the implementation and communication of the Corporation's environmental management and employee occupational health and safety programs policies and procedures. Effective committee structures are established in the Corporation's operations to all for employee participation and development of Corporation policies and programs which provide employees with job orientation, training, instruction and supervision necessary to assist them in conducting their activities in an environmentally responsible and safe manner.

The Corporation develops emergency response teams and preparedness plans in conjunction with local authorities, emergency services and the communities it operates in to ensure prompt response to an environmental incident should it arise. Environmental assessments are undertaken for new projects or when acquiring new properties or facilities to identify, assess and minimize environmental risks and operational exposures. The Corporation conducts audits of operations to confirm compliance with internal standards and to stimulate improvement in practices where needed. Accurate documentation is maintained to support internal accountability and measure operational performance against recognized industry indicators to ensure the objectives of the policies and programs are achieved.

The Corporation also faces environmental, health and safety risks in the normal course of its operations due to the handling and storage of hazardous substances. The Corporation's environmental and occupational health and safety management systems are designed to identify, prevent and control such risks in the Corporation's business and ensure immediate action is taken to mitigate the extent of any environmental, health or safety impacts from such operations. A key aspect of these systems is the performance of annual environmental and occupational health and safety audits.

DESCRIPTION OF PRINCIPAL PROPERTIES

The following is a description of Rockyview's principal oil and natural gas properties and minor exploration properties as at December 31, 2006. The term "net", when used to describe Rockyview's share of production, means Rockyview's working interest share of production before deducting royalties owned by others. Unless otherwise specified, gross, net acres, well count and production information are as at December 31, 2006. Reserve amounts are stated (before deduction of royalties) as at December 31, 2006, based on escalating costs and price assumptions and are derived from reserve information contained in the Sproule Report. See "Statement of Reserves Data and Other Oil and Gas Information".

Wood River – Central Alberta

The Wood River property is located between Red Deer and Edmonton in south-central Alberta approximately 90 kilometres southwest of Edmonton. The Wood River property is Rockyview's major property, producing approximately 1,050 boe/d, 6% of which is oil and NGL, and representing approximately 49% of Rockyview's total production volumes. Rockyview's property interests in Wood River consist of working interests ranging from 12% to 100% and averaging 53% (reserves volume weighted). As at December 31, 2006, Rockyview had an interest in 150 producing wells (94.3 net), one water disposal well (0.5 net) and 72 shut-in wells (47.8 net). The average Rockyview working interest production from the property was approximately 1,100 boe/d for the first week of March, 2007. Rockyview operates approximately 65% of the wells associated with this property. In addition, Rockyview has an average 75% working interest in two oil batteries. All of Rockyview's on stream production is gathered in flowlines connecting wells to central batteries and during 2006, installed 2 electric powered compressors totalling 2,500 horsepower, with an average ownership interest of 67%. At the central batteries, produced oil, natural gas and water is separated. All of the production is pipeline connected. Water is disposed of in water disposal wells.

The Wood River property consists of 31,627 gross (15,726 net) acres of developed land and 9,800 gross (6,298 net) acres of undeveloped land.

The Sproule Report attributes proved plus probable reserves of 3,361 mboe to Rockyview's working interest in the Wood River area.

Rockyview commenced activities in this area in June 2005.

Rockyview's undeveloped land base at Wood River holds an inventory of approximately 37 gross (22 net) firm drilling locations. The average working interest is 60% in the firm locations. The Corporation also has approximately 58 gross (30 net) contingent drilling locations. These locations are to be drilled once certain land title issues are resolved. The Corporation expects to drill

approximately 30 wells per year thereby giving Rockyview a three year inventory of drilling opportunities. The average cost, assuming no significant drilling problems, to drill and complete wells in the Wood River area is approximately $250,000. Costs to tie-in wells is an additional $100 to $200 thousand. Rockyview also has ongoing 3D seismic and land acquisition programs which are designed to identify additional drilling opportunities to add to this inventory in the Wood River area.

The Wood River play is very competitive as many companies are actively acquiring land, drilling wells and attempting to obtain facility access.

Bittern Lake – Central Alberta

The Bittern Lake property is located in central Alberta approximately 60 kilometres southeast of Edmonton. Bittern Lake produces approximately 340 boe/d, 100% of which is CBM gas, and representing approximately 15% of Rockyview's total production volumes. Rockyview's property interests in Bittern Lake consist of working interests. As at December 31, 2006, Rockyview had an interest in 14 producing wells (14 net), and 3 shut-in wells (3 net). The average Rockyview working interest production from the property was approximately 300 boe/d for the first week of March, 2007. Rockyview operates 100% of the wells associated with this property. All of Rockyview's on stream production is gathered in flowlines connecting wells to central compression facilities and during 2006, installed a 100% owned 1,100 horsepower electric compressor. All of the production is pipeline connected.

The Bittern Lake property consists of 5,760 gross (5,760 net) acres of developed land and 4,435 gross (4,435 net) acres of undeveloped land.

The Sproule Report attributes proved plus probable reserves of 1,085 mboe to Rockyview's working interest in the Bittern Lake area.

Rockyview commenced drilling activities in this area in 2005 and production commenced in September 2006.

Rockyview's undeveloped land base at Bittern Lake holds an inventory of approximately 8 gross (8 net) firm drilling locations. The Corporation expects to drill all 8 wells this year. The average cost, assuming no significant drilling problems, to drill and complete wells in the Bittern Lake area is approximately $250,000. Costs to tie-in wells is an additional $100 to $200 thousand.

Thunder – Central Alberta

The Thunder property is located approximately 110 kilometres northwest of Edmonton. The Thunder property is Rockyview's second largest property producing approximately 520 boe/d, 97% of which is natural gas, and representing approximately 24% of Rockyview's total production volumes. Rockyview's property interests in Thunder consist of working interests ranging from 26% to 100% and averaging 62% (reserves volume weighted). As at December 31, 2006, Rockyview had an interest in 10 producing wells (5.5 net). The average Rockyview working interest production from the property was approximately 430 boe/d for the first week of March, 2007. All of Rockyview's production is pipeline connected to a centralized third party gas processing facility.

The Thunder property consists of 7,040 gross (4,966 net) acres of developed land and 13,260 gross (9,392 net) acres of undeveloped land.

The Sproule Report attributes proved plus probable reserves of 660 mboe to Rockyview's working interest in the Thunder area.

Rockyview acquired this area in the corporate acquisition of Espoir.

The Thunder area is characterized by shallow to medium depth (600 – 1,000 meters), multi-zone targets which include Cretaceous, Jurassic and Mississippian-age reservoirs. Wells typically yield reservoirs in the range of 0.5 bcf to 1.5 bcf and production of 0.5 to 1.5 mmcf/d. Average drill and case costs are approximately $550,000. Rockyview plans to drill 2 gross (2.0 net) wells at Thunder in 2007.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The statement of reserves data and other oil and gas information set forth below (the "**Statement**") is dated February 6, 2007. The effective date of the Statement is December 31, 2006 and the preparation date of the Statement is February 6, 2007.

Disclosure of Reserves Data

The reserves data set forth below (the "**Reserves Data**") is based upon an evaluation by Sproule with an effective date of December 31, 2006 contained in the Sproule Report. The Reserves Data summarizes the oil, NGL and natural gas reserves of the Corporation and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The Reserves Data conforms to the requirements of NI 51-101. Additional information not required by NI 51-101 has been presented to provide continuity and additional information which Rockyview believes is important to the readers of this information. Rockyview engaged Sproule to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves.

The tables below summarize Rockyview, crude oil, NGL and natural gas reserves and the estimated present worth of future net cash flows associated with such reserves, as at December 31, 2006. The information set forth below is derived from the Sproule Report, which was prepared in accordance with the standards contained in the COGE Handbook and the reserves definitions contained in NI 51-101 and the COGE Handbook. The tables summarize and aggregate the data contained in the Sproule Report and, as a result, may contain slightly different numbers than the Sproule Report due to rounding. **All evaluations of future net revenue are stated before and after the provision for income taxes and prior to indirect costs and after deduction of royalties, estimated future capital expenditures, production costs, development costs and well abandonment costs for only those wells assigned reserves by Sproule. Other assumptions and qualifications relating to cash, process for future production and other matters are summarized therein. It should not be assumed that the present values of estimated future net revenue shown below is representative of the fair market value of Rockyview's crude oil, NGL and natural gas reserves. There is no assurance that the price and cost assumptions used in estimating such future net revenue will be consistent with actual prices and costs and variances could be material. The recovery and reserve estimates of Rockyview's crude oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGL and natural gas reserves may be greater than or less than the estimates provided herein.**

The Report of Rockyview Management and Directors on Reserves Data and Other Information (on Form 51-101F3) (Rockyview Reserves as at December 31, 2006) and the Report on Reserves Data by Sproule (on Form 51-101F2) (Rockyview Reserves as at December 31, 2006) are included in this Annual Information Form. See Schedule B - "Report of Rockyview Management and Directors on Oil and Gas Disclosure in Accordance with Form 51-101F3 (Rockyview Reserves as at December 31, 2006)" and Schedule A - "Report on Reserves Data by Sproule Associates Limited in Accordance with Form 51-101F2 (Rockyview Reserves as at December 31, 2006)", respectively.

All of Rockyview's reserves are in Canada and, specifically, in the Province of Alberta.

Reserves Data (Constant Prices and Costs)

Summary of Crude Oil, NGL and Natural Gas Reserves and Net Present Values of Estimated Future Net Revenue as of December 31, 2006 Based on Constant Price Assumptions

	Reserves							
	Light and Medium Oil		Conventional Natural Gas		Coal Bed Methane		Natural Gas Liquids	
Reserves Category	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
Proved								
Developed Producing	106	106	10,785	8,963	6,516	5,850	84	55
Developed Non-Producing	-	-	2,197	1,769	1,744	1,565	15	9
Total Developed	106	106	12,982	10,732	8,260	7,415	99	64
Undeveloped	10	9	1,599	1,286	6,790	6,037	7	6
Total Proved	116	115	14,581	12,018	15,050	13,452	106	70
Probable	167	162	7,491	6,232	6,433	5,735	53	37
Total Proved Plus Probable	283	277	22,072	18,250	21,483	19,187	159	107

Net Present Values of Future Net Revenue

Reserves Category	Before Income Taxes Discounted at (%/year) 0	5	10	15	20	After Income Taxes Discounted at (%/year) 0	5	10	15	20
	(Thousands of Dollars)									
Proved										
Developed Producing	72,063	60,886	53,774	48,511	44,377	70,857	59,844	52,866	47,715	43,675
Developed Non-Producing	8,841	7,341	6,153	5,195	4,410	2,867	1,987	1,321	807	404
Total Developed	80,904	68,227	59,927	53,706	48,787	73,784	61,831	54,187	48,522	44,079
Undeveloped	10,339	6,444	3,499	1,219	(581)	8,819	5,079	2,266	98	(1,606)
Total Proved	91,243	74,671	63,426	54,925	48,206	82,543	66,910	56,453	48,620	42,473
Probable	53,721	39,666	30,712	24,573	20,152	43,899	31,390	23,640	18,453	14,798
Total Proved Plus Probable	144,964	114,337	94,138	79,498	68,358	126,442	98,300	80,093	67,073	57,271

Total Future Net Revenue (Undiscounted)
as of December 31, 2006 Based on
Constant Prices and Costs

Reserves Category	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment and Reclamation Costs	Future Net Revenue Before Deducting Future Income Tax Expenses	Income Tax Expenses	Future Net Revenue After Deducting Future Income Tax Expenses
				(Thousands of Dollars)				
Proved Reserves	197,253	25,551	50,585	25,965	3,908	91,244	8,701	82,543
Proved Plus Probable	293,877	37,942	76,109	30,677	4,185	144,964	18,522	126,442

Future Net Revenue by Production Group as of December 31, 2006 Based on Constant Prices and Costs

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (Thousands of Dollars)
Proved	Light and Medium Crude Oil (including solution gas and other by-products)	3,119
	Natural Gas (including by-products but excluding solution gas from oil wells)	37,315
	Coal Bed Methane	19,888
	Other Revenue	3,104
	Total	63,426
Proved Plus Probable	Light and Medium Crude Oil (including solution gas and other by-products)	6,538
	Natural Gas (including by-products but excluding solution gas from oil wells)	51,887
	Coal Bed Methane	32,609
	Other Revenue	3,104
	Total	94,138

Reserves Data (Forecast Prices and Costs)

Sproule Report

Summary of Crude Oil, NGL and Natural Gas Reserves and Net Present Values of Estimated Future Net Revenue as of December 31, 2006 Based on Forecast Price Assumptions

	Reserves							
	Light and Medium Oil		Conventional Natural Gas		Coal Bed Methane		Natural Gas Liquids	
Reserves Category	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
Proved								
Developed Producing	101	101	10,796	8,795	6,518	5,814	84	54
Developed Non-Producing	-	-	2,220	1,751	1,745	1,556	15	9
Total Developed	101	101	13,016	10,546	8,263	7,370	99	63
Undeveloped	9	9	1,599	1,277	6,790	6,002	7	6
Total Proved	110	110	14,615	11,823	15,053	13,372	106	69
Probable	162	156	7,521	6,144	6,436	5,701	53	36
Total Proved Plus Probable	272	266	22,136	17,967	21,489	19,073	159	105

	Net Present Values of Future Net Revenue									
	Before Income Taxes Discounted at (%/year)					After Income Taxes Discounted at (%/year)				
Reserves Category	0	5	10	15	20	0	5	10	15	20
	(Thousands of Dollars)									
Proved										
Developed Producing	93,668	79,810	70,741	63,970	58,629	86,476	73,346	64,892	58,644	53,752
Developed Non-Producing	13,625	11,570	9,942	8,627	7,548	5,997	4,685	3,677	2,888	2,258
Total Developed	107,293	91,380	80,683	72,597	66,177	92,473	78,031	68,569	61,532	56,010
Undeveloped	21,125	15,759	11,695	8,540	6,035	16,132	11,263	7,615	4,808	2,603
Total Proved	128,418	107,139	92,378	81,137	72,212	108,605	89,294	76,184	66,340	58,613
Probable	71,644	52,412	40,548	32,543	26,834	57,356	40,464	30,375	23,747	19,124
Total Proved Plus Probable	200,062	159,551	132,926	113,680	99,046	165,961	129,758	106,559	90,087	77,737

Total Future Net Revenue (Undiscounted)
as of December 31, 2006 Based on
Forecast Prices and Costs

Reserves Category	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment and Reclamation Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Taxes
				(Thousands of Dollars)				
Proved Reserves	252,670	36,637	56,800	25,975	4,841	128,418	19,813	108,605
Proved Plus Probable	379,949	54,714	88,905	30,736	5,532	200,062	34,101	165,961

Future Net Revenue by Production Group
as of December 31, 2006 Based on
Forecast Prices and Costs

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (Thousands of Dollars)
Proved	Light and Medium Crude Oil (including solution gas and other by–products)	3,314
	Natural Gas (including by–products but excluding solution gas from oil wells)	50,690
	Coal Bed Methane	35,271
	Other Revenue	3,104
	Total	**92,379**
Proved Plus Probable	Light and Medium Crude Oil (including solution gas and other by–products)	6,774
	Natural Gas (including by–products but excluding solution gas from oil wells)	70,188
	Coal Bed Methane	52,861
	Other Revenue	3,104
	Total	**132,926**

Definitions and Other Notes

In the tables set forth above in the "Statement of Reserves Data and Other Oil and Gas Information" and elsewhere in this Annual Information Form the following definitions and other notes are applicable:

(1) "**Gross**" means:

(a) in relation to Rockyview's interest in production or reserves, Rockyview's working interest (operating or non operating) share before deduction of royalties and without including any of Rockyview's royalty interests;

(b) in relation to wells, the total number of wells in which Rockyview has an interest; and

(c) in relation to properties, the total area of properties in which Rockyview has an interest.

(2) "**Net**" means:

(a) in relation to Rockyview's interest in production or reserves, Rockyview's working interest (operating or non operating) share after deduction of royalty obligations, plus Rockyview's royalty interests in production or reserves;

(b) in relation to Rockyview's interest in wells, the number of wells obtained by aggregating Rockyview's working interest in each of Rockyview's gross wells; and

(c) in relation to Rockyview's interest in a property, the total area in which Rockyview will have an interest multiplied by the working interest owned by Rockyview.

(3) The crude oil, NGL and natural gas reserve estimates presented in the Sproule Report are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions are set forth below:

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:

- the analysis of drilling, geological, geophysical and engineering data;
- the use of established technology; and
- specified economic conditions.

Reserves are classified according to the degree of certainty associated with the estimates:

(a) "**Proved reserves**" are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) "**Probable reserves**" are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Development and Production Status

Each of the reserves categories (proved and probable) may be divided into developed and undeveloped categories:

(a) "**Developed reserves**" are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

  (i) "**Developed producing reserves**" are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

  (ii) "**Developed non-producing reserves**" are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(b) "**Undeveloped reserves**" are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

Forecast prices and costs

Future prices and costs that are:

(a) generally acceptable as being a reasonable outlook of the future; and

(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which Rockyview will be legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

The forecast summary table under "Pricing Assumptions" below identifies benchmark reference prices that apply to Rockyview.

Constant prices and costs

Prices and costs used in an estimate that are:

(a) Rockyview's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which Rockyview will be legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

For the purposes of paragraph (a), Rockyview's prices will be the posted price for oil and the spot price for natural gas, after historical adjustments for transportation, gravity and other factors.

(4) "**Future income tax expenses**" estimated:

(a) making appropriate allocations of estimated unclaimed costs and losses carried forward for tax purposes, between oil and gas activities and other business activities;

(b) without deducting estimated future costs that are not deductible in computing taxable income;

(c) taking into account estimated tax credits and allowances; and

(d) applying to the future pre-tax net cash flows relating to Rockyview's oil and gas activities the appropriate year end statutory tax rates, taking into account future tax rates already legislated.

(5) "**Development well**" means a well drilled inside the established limits of an oil or gas reservoir or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive.

(6) **"Development costs"** means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from the reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a) gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines and power lines, to the extent necessary in developing the reserves;

(b) drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and the wellhead assembly;

(c) acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d) provide improved recovery systems.

(7) **"Exploration well"** means a well that is not a development well, a service well or a stratigraphic test well.

(8) **"Exploration costs"** means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(a) costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

(b) costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

(c) dry hole contributions and bottom hole contributions;

(d) costs of drilling and equipping exploratory wells; and

(e) costs of drilling exploratory type stratigraphic test wells.

(9) **"Service well"** means a well drilled or completed for the purpose of supporting production in an existing field. Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt water disposal, water supply for injection, observation or injection for combustion.

(10) Numbers may not add due to rounding.

Pricing Assumptions

Constant Prices Used in Estimates

The constant benchmark reference prices utilized by Sproule in the Sproule Report were as follows:

Summary of Pricing Assumptions as of December 31, 2006
Constant Prices and Costs

	Oil				Natural Gas	Edmonton Liquid Prices			
Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Hardisty Bow River 25° API ($Cdn/bbl)	Cromer Medium 29.3° API ($Cdn/bbl)	AECO Gas Price ($Cdn/MMBtu)	Propane ($Cdn/bbl)	Butane ($Cdn/bbl)	Pentanes Plus ($Cdn/bbl)	Exchange Rate ($US/$Cdn)
2007	61.05	67.59	48.84	62.45	6.13	42.06	54.00	71.51	0.858

Notes:

(1) Weighted average historical prices realized by Rockyview for the year ended December 31, 2006 were $6.72/Mcf for natural gas, $59.57/bbl for oil and $58.86/bbl for NGLs.

(2) The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the Sproule Report. Product prices were not escalated beyond December 31, 2006. In addition, operating and capital costs have not been increased on an inflationary basis. The prices used for the mix of crude oil gravities and various gas contracts were as follows (adjusted for quality and transportation).

Forecast Prices Used in Estimates

The forecast benchmark reference prices, inflation rates and exchange rates utilized by Sproule in the Sproule Report were as follows:

Summary of Pricing and Inflation Rate Assumptions as at December 31, 2006
Forecast Prices and Costs

	Oil				Natural Gas	Edmonton Liquids Prices				
Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Hardisty Bow River 25° API ($Cdn/bbl)	Cromer Medium 29.3° API ($Cdn/bbl)	AECO Gas Price ($Cdn/MMBtu)	Propane ($Cdn/bbl)	Butane ($Cdn/bbl)	Pentanes Plus ($Cdn/bbl)	Inflation Rates (1) %/Year	Exchange Rate(2) ($US/$Cdn)
Forecast										
2007	65.73	74.10	53.35	63.72	7.72	43.94	55.23	75.88	5.0	0.870
2008	68.82	77.62	55.89	66.75	8.59	46.03	57.85	79.49	4.0	0.870
2009	62.42	70.25	50.58	60.41	7.74	41.66	52.36	71.94	3.0	0.870
2010	58.37	65.56	47.20	56.38	7.55	38.88	48.87	67.14	2.0	0.870
2011	55.20	61.90	44.57	53.24	7.72	36.71	46.14	63.40	2.0	0.870
2012	56.31	63.15	45.47	54.31	7.85	37.45	47.07	64.67	2.0	0.870
2013	57.43	64.42	46.38	55.40	7.99	38.21	48.02	65.98	2.0	0.870
2014	58.58	65.72	47.32	56.52	8.12	38.97	48.98	67.30	2.0	0.870
2015	59.75	67.04	48.27	57.65	8.26	39.76	49.97	68.66	2.0	0.870
2016	60.95	68.39	49.24	58.81	8.40	40.56	50.97	70.44	2.0	0.870
2017	62.17	69.76	50.23	60.00	8.54	41.38	52.00	71.45	2.0	0.870
Thereafter	+2%	+2%	+2%	+2%	+2%	+2%	+2%	+2%	+2%	+2%

Notes:

(1) Inflation rates for forecasting prices and costs.

(2) Exchange rates used to generate the benchmark reference prices in this table.

(11) The extent and character of all factual data supplied to Sproule was accepted by Sproule as represented. The crude oil and natural gas reserve calculations and any projections upon which the Sproule Report are based were determined in accordance with generally accepted evaluation practices. No field inspections were conducted. Salvage values for facilities and base reclamation costs for any of the Corporation's wells which were assigned no reserves have not been included in the Sproule Report. No costs were included in the Sproule Report for the abandonment of surface facilities or gathering systems or for the reclamation of surface leases.

(12) Estimated future abandonment and reclamation costs related to a property have been taken into account by Sproule in determining reserves that should be attributed to a property, and, in determining the aggregate future net revenue therefrom, Sproule deducted the reasonable estimated future well abandonment costs.

Reconciliations of Changes in Reserves and Future Net Revenue

Reconciliation of Company Net Reserves by Principal Product Type Based on Forecast Prices and Costs

Factors	Light and Medium Oil Net Proved (Mbbl)	Light and Medium Oil Net Probable (Mbbl)	Light and Medium Oil Net Proved Plus Probable (Mbbl)	Natural Gas Liquids Net Proved (Mbbl)	Natural Gas Liquids Net Probable (Mbbl)	Natural Gas Liquids Net Proved Plus Probable (Mbbl)
December 31, 2005	123	93	216	52	34	86
Extensions	-	-	-	1	2	3
Improved Recovery	-	-	-	-	-	-
Technical Revisions	(20)	(39)	(59)	13	-	13
Discoveries	-	-	-	1	1	2
Acquisitions	35	131	166	47	22	69
Dispositions	-	-	-	-	-	-
Economic Factors	(7)	(29)	(36)	(26)	(22)	(48)
Production	(21)	-	(21)	(20)	-	(20)
December 31, 2006	110	156	266	68	37	105

Factors	Conventional Natural Gas Net Proved (MMcf)	Conventional Natural Gas Net Probable (MMcf)	Conventional Natural Gas Net Proved Plus Probable (MMcf)	Coal Bed Methane Net Proved (MMcf)	Coal Bed Methane Net Probable (MMcf)	Coal Bed Methane Net Proved Plus Probable (MMcf)
December 31, 2005	6,258	3,141	9,399	12,973	5,138	1,811
Extensions	473	244	717	1,209	267	1,476
Improved Recovery	-	-	-	-	-	-
Technical Revisions	2,143	(568)	1,575	(61)	243	182
Discoveries	635	393	1,028	170	54	224
Acquisitions	5,654	3,017	8,671	-	-	-
Dispositions	-	-	-	-	-	-
Economic Factors	15	(82)	(67)	-	-	-
Production	(3,355)	-	(3,355)	(919)	-	(919)
December 31, 2006	11,823	6,145	17,968	13,372	5,702	19,074

Reconciliation of Changes in
Net Present Values of Future Net Revenue
Discounted at 10% Per Year
Net Proved Reserves
Constant Prices and Costs

Period and Factor	Before Tax 2006 (Thousands of Dollars)
Estimated Future Net Revenue at December 31, 2005	99,487
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties (1)	(18,801)
Net Change in Prices, Production Costs and Royalties Related to Future Production	(32,411)
Changes in Previously Estimated Development Costs Incurred During the Period	2,640
Changes in Estimated Future Development Costs	(14,480)
Extensions and Improved Recovery	2,792
Discoveries	3,749
Acquisitions of Reserves	35,466
Dispositions of Reserves	-
Net Change Resulting from Technical Revisions plus Effects of Timing	9,552
Accretion of Discount (2)	13,266
Net Change in Income Taxes (3)	(10,480)
All Other Changes	(27,354)
Estimated Future Net Revenue at December 31, 2006	63,426

Notes:
(1) Cash flow from operations.
(2) Estimated as 10% of the beginning of period net present value.
(3) The difference between income taxes at beginning of period and income taxes at end of period.

Additional Information Relating to Reserves Data

Undeveloped Reserves

The following tables set forth the gross proved undeveloped reserves and the gross probable undeveloped reserves, each by product type, attributed to the Corporation as at the end of each of the financial years noted.

Proved Undeveloped Reserves

Year	Light and Medium Oil	Conventional Natural Gas	Coal Bed Methane	Natural Gas Liquids	BOE
	(Mbbls)	(MMcf)	(MMcf)	(Mbbls)	(mboe)
2005	-	160	7,214	-	1,229
2006	9	1,599	6,790	7	1,414

In 2006, gross proved undeveloped reserves were primarily attributed to the Wood River properties on account of 35 drilling locations and increased recovery factors. As of the date of this Annual Information Form, 18 of the wells have been drilled.

Probable Undeveloped Reserves

Year	Light and Medium Oil	Conventional Natural Gas	Coal Bed Methane	Natural Gas Liquids	BOE
	(Mbbls)	(MMcf)	(MMcf)	(Mbbls)	(mboe)
2005	89	3,678	5,826	15	1,688
2006	162	7,521	6,436	53	2,541

In 2006, gross probable undeveloped reserves related to improved decline rates in certain existing pools and drilling locations that were, or were expected to be drilled on Rockyview's oil and natural gas properties.

Undeveloped Reserves

In general, once proved and/or probable undeveloped reserves are identified they are integrated into Rockyview's development plans. The Corporation's business plan generally envisions the development of proved and probable undeveloped reserves within two years of the date of such integration. The various factors that could result in delayed or cancelled development include:

- changing economic conditions;
- changing technical conditions (production anomalies (i.e., water breakthrough, accelerated depletion));
- multi-zone developments (i.e. a prospective formation completion may be delayed until the initial completion is no longer economic);
- a larger development program may need to be spread out over several years to optimize capital allocation and facility utilization; and
- surface access issues (landowners, weather conditions and regulatory approvals, for example).

Significant Factors or Uncertainties

The process of estimating reserves is complex. It requires significant judgments and decisions based on available geological, geophysical, engineering, and economic data. These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change. The reserves estimates contained herein are based on current production forecasts, prices and economic conditions.

As circumstances change and additional data become available, reserve estimates also change. Estimates made are reviewed and revised, either upward or downward, as warranted by the new information. Revisions are often required due to changes in well performance, prices, economic conditions and governmental restrictions.

Although every reasonable effort is made to ensure that reserve estimates are accurate, reserve estimation is an inferential science. As a result, the subjective decisions, new geological or production information and a changing environment may impact these estimates. Revisions to reserve estimates can arise from changes in year-end oil and gas prices, and reservoir performance. Such revisions can be either positive or negative.

Other than discussed above and the various risks and uncertainties that participants in the oil and gas industry are exposed to generally, Rockyview is unable to identify any important economic factors or significant uncertainties that will affect any particular components of the reserves data disclosed herein. See "Risk Factors".

Future Development Costs

The table below sets out the development costs deducted in the estimation of future net revenue attributable to the proved reserves (using both constant prices and costs and forecast prices and costs) and the proved plus probable reserves (using forecast prices and costs only) contained in the Sproule Report.

	Forecast Prices and Costs		Constant Prices and Costs	
Year	Proved Reserves	Proved Plus Probable Reserves	Proved Reserves	Proved Plus Probable Reserves
	(Thousands of Dollars)			
2007	25,750	29,505	25,750	29,505
2008	225	1,231	214	1,172
2009	-	-	-	-
2010	-	-	-	-
2011	-	-	-	-
Total: Undiscounted	25,975	30,736	25,964	30,677
Total: Discounted at 10%/year	25,115	29,597	25,106	29,546

In all years for which economic forecasts were made by Sproule in the Sproule Report, the net revenues from the reserves attributable to Rockyview's properties and assets are well in excess of the estimated future development costs. Therefore, the Sproule Report assumes that the Corporation will be able to fund the anticipated expenditures for future development entirely out of its cash flow and will not require other sources in order to develop the proved or probable reserves. As a result, interest or other costs of external funding are not included in the reserves and future net revenue estimates.

Other Oil and Gas Information

Oil and Natural Gas Wells

The following table summarizes Rockyview's interest, as at December 31, 2006, in producing wells and non-producing wells that Rockyview has a working interest in.

	Oil Wells				Natural Gas Wells				Other Wells [1]	
	Producing		Non-Producing		Producing		Non-Producing			
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	23	15.2	8	3.3	165	101.7	84	59.0	13	8.3
Total	23	15.2	8	3.3	165	101.7	84	59.0	13	8.3

Note:
(1) "**Other Wells**" includes wells cased but not completed and service wells.

Properties with No Attributed Reserves

The following table summarizes the gross and net acres of unproved properties, effective December 31, 2006, in which Rockyview has an interest.

	Undeveloped Acres[1][2]	
	Gross	Net
Alberta	124,352	94,815
Total	124,352	94,815

The Seaton-Jordan Report has estimated the fair value of Rockyview's net undeveloped landholdings, as at December 31, 2006, at approximately $21.0 million. For purposes of the Seaton-Jordan Report, "fair value" is defined as the price which Seaton-Jordan feels could reasonably be expected to be received for the undeveloped lands. In order to determine fair market value, Seaton-Jordan considered the following factors: the acquisition cost of the undeveloped properties; recent sales by others of interest in the same undeveloped properties; terms and conditions (expressed in monetary terms) of recent farmin agreements and work commitments related to the undeveloped properties; and recent sales of similar properties in the same general area.

The Corporation expects that rights to explore, develop and exploit 10,700 gross (8,000 net) acres of undeveloped landholdings attributable to Rockyview's properties and assets may expire by December 31, 2007.

Note:
(1) There are no material work commitments in respect of Rockyview's unproved properties.

Forward Contracts

Rockyview will not be bound by any agreement (including any transportation agreement), directly or through an aggregator, under which it may be precluded from fully realizing, or may be protected from the full effect of, future market prices for oil or natural gas other than as set forth in the table below. In addition, Rockyview's transportation obligations or commitments for future physical deliveries of oil or natural gas will not exceed Rockyview's expected related future production from its proved reserves, estimated using forecast prices and costs, as disclosed herein.

Risk Management Activities

Rockyview has entered into physical natural gas commodity contracts as part of its risk management program to manage commodity price fluctuations designed to ensure sufficient cash is generated to fund its capital program. The contract price on physical contracts will be recognized in earnings in the same period as the production revenue.

The following contracts were in place at December 31, 2006:

Time Period	Commodity	Type of Contract	Daily Quantity Contracted (GJ)	Canadian Price ($Cdn/GJ)
January 2007 – December 2007	Natural Gas	Physical Swap	1,000	$7.50
April 2007 – October 2007	Natural Gas	Physical Swap	500	$7.55
April 2007 – October 2007	Natural Gas	Physical Swap	500	$7.60
April 2007 – October 2007	Natural Gas	Physical Swap	500	$7.88

The following contracts were entered into subsequent to December 31, 2006:

Time Period	Commodity	Type of Contract	Daily Quantity Contracted (GJ)	Canadian Price $Cdn/GJ)
February 2007 – December 2007	Natural Gas	Physical Swap	500	$6.65
February 2007 – December 2007	Natural Gas	Physical Swap	500	$6.80
February 2007 – December 2007	Natural Gas	Physical Swap	500	$6.96
March 2007 – December 2007	Natural Gas	Physical Swap	500	$7.77
April 2007 – October 2007	Natural Gas	Physical Swap	500	$7.20
November 2007 – March 2008	Natural Gas	Physical Swap	500	$8.63
November 2007 – March 2008	Natural Gas	Physical Collar	500	$7.50 – $11.00
November 2007 – March 2008	Natural Gas	Physical Collar	500	$7.50 – $10.86

Rockyview's strategy is to hedge up to a maximum of 50% of its production, when deemed appropriate, to help fund its capital development program.

Rockyview's operating cost management activities are exposed to fluctuations in the cost of electricity. At December 31, 2006, Rockyview had a 1.5MWh contract with a fixed price of $76.00/MWh for calendar 2007.

Rockyview did not hedge or enter into any fixed price arrangements for the year ended December 31, 2006.

Additional Information Concerning Abandonment and Reclamation Costs

The following sets forth certain information regarding Rockyview's anticipated abandonment and reclamation costs for surface leases, wells, facilities and pipelines.

(a) Rockyview's abandonment and reclamation costs are estimated based on industry costs and experience.

(b) It is expected that Rockyview will incur reclamation and abandonment costs in respect of approximately 195 net wells.

(c) The total amount of Rockyview's abandonment and reclamation costs expected to be incurred, net of estimated salvage value, is $6.65 million (undiscounted) and $2.42 million (discounted at 10%).

(d) $1.12 million (undiscounted) and $0.41 million (discounted at 10%) of abandonment and reclamation costs disclosed in paragraph (c) above were not deducted as abandonment and reclamation costs in estimating the future net revenue disclosed elsewhere in this Annual Information Form.

$228,000 of the $6.65 million of abandonment and reclamation costs disclosed in paragraph (c) above are expected to be paid in the next three years by Rockyview.

Tax Horizon

Rockyview's management does not expect that Rockyview will be taxable in the next one to two years. Rockyview has estimated approximately $119.0 million of tax pools will be available as at December 31, 2006, which can be used to off-set taxable income.

Costs Incurred

The following table summarizes certain costs (irrespective of whether such costs were capitalized or recorded as an expense) incurred by Rockyview for the periods indicated.

Expenditures	Year Ended December 31, 2006
	(Thousands of Dollars)
Property disposition	(2,100)
Property acquisition costs – Unproved properties	8,097
Property acquisition costs – Proved properties	59,182
Exploration costs [(1)]	3,580
Development costs [(2)]	31,619
Other	72
Total	100,450

Notes:

(1) Cost of land acquired, geological and geophysical capital expenditures and drilling costs for 2006 exploration wells drilled.

(2) Development and facilities capital expenditures.

Exploration and Development Activities

The following table sets out the number of exploratory and development wells (both on a gross and net basis) in which Rockyview participated during the period indicated.

	Year Ended December 31, 2006			
	Exploratory Wells		Development Wells	
	Gross	Net	Gross	Net
Oil	-	-	-	-
Natural Gas	-	-	28	19.2
Service	-	-	-	-
Dry	-	-	-	-
Total:	-	-	28	19.2

For details concerning anticipated 2006 exploration and development activities in respect of Rockyview's properties and assets, see "Description of Principal Properties".

Production Estimates

The following table sets out the volumes of the proved plus probable gross production estimated for the year ending December 31, 2007 as estimated by Sproule in assessing the future net revenue disclosed in the tables above.

Total

	Light and Medium Oil (Bbls/d)	Coal Bed Methane (Mcf/d)	Conventional Natural Gas (Mcf/d)	Natural Gas Liquids (Bbls/d)	BOE (Boe/d)
Proved					
Developed Producing	45	5,021	8,037	59	2,280
Developed Non-Producing	-	885	1,114	11	344
Undeveloped	-	2,709	777	3	584
Total Proved	45	8,615	9,928	73	3,208
Probable	9	798	1,197	6	348
Total Proved Plus Probable	54	9,413	11,125	79	3,556

Wood River Property

	Light and Medium Oil (Bbls/d)	Coal Bed Methane (Mcf/d)	Natural Gas (Mcf/d)	Natural Gas Liquids (Bbls/d)	BOE (Boe/d)
Proved					
Developed Producing	30	2,170	3,928	22	1,068
Developed Non-Producing	-	225	200	1	72
Undeveloped	-	1,250	18	-	211
Total Proved	30	3,645	4,146	23	1,352
Probable	-	272	458	1	123
Total Proved Plus Probable	30	3,917	4,604	24	1,475

Bittern Lake Property

	Light and Medium Oil (Bbls/d)	Coal Bed Methane (Mcf/d)	Natural Gas (Mcf/d)	Natural Gas Liquids (Bbls/d)	BOE (Boe/d)
Proved					
Developed Producing	-	2,169	84	-	375
Developed Non-Producing	-	249	39	-	48
Undeveloped	-	670	-	-	112
Total Proved	-	3,088	123	-	535
Probable	-	307	57	-	61
Total Proved Plus Probable	-	3,395	180	-	596

Thunder Property

	Light and Medium Oil (Bbls/d)	Coal Bed Methane (Mcf/d)	Natural Gas (Mcf/d)	Natural Gas Liquids (Bbls/d)	BOE (Boe/d)
Proved					
Developed Producing	-	-	2,144	14	371
Developed Non-Producing	-	-	-	-	-
Undeveloped	-	-	-	-	-
Total Proved	-	-	2,144	14	371
Probable	-	-	290	2	51
Total Proved Plus Probable	-	-	2,434	16	422

Note:

(1) Wood River, Bittern Lake and Thunder jointly account for approximately 69% of the estimated production attributable to Rockyview's properties and assets.

Production History

The following tables summarize certain information respecting the production, product prices received, royalties paid, operating expenses and resulting netback for Rockyview for the periods indicated.

	Quarter Ended			
	2006			
	Dec. 31	Sept. 30	June 30	Mar. 31
Average Daily Production (1)				
Light and Medium Crude Oil (Bbl/d)	65	48	62	58
Coal Bed Methane (Mcf/d)	5,237	3,291	2,227	955
Gas (Mcf/d)	9,116	9,483	9,534	9,066
NGLs (Bbl/d)	59	68	67	63
Combined (Boe/d)	2,516	2,245	2,089	1,791
Average Prices Received				
Light and Medium Crude Oil ($/Bbl)	51.32	63.67	64.25	60.46
Coal Bed Methane ($/Mcf)	6.71	5.45	6.07	7.42
Gas ($/Mcf)	7.23	5.97	6.34	7.94
NGLs ($/Bbl)	53.32	60.81	63.06	56.22
Combined ($/Boe)	43.49	37.19	40.10	49.34
Royalties Paid				
Light and Medium Crude Oil ($/Bbl)	5.31	4.52	4.46	4.89
Coal Bed Methane ($/Mcf)	1.31	0.99	0.83	1.35
Gas ($/Mcf)	1.22	1.02	1.25	1.98
NGLs ($/Bbl)	18.35	17.57	22.53	18.44
Combined ($/Boe)	7.72	6.39	7.43	11.57
Operating Expenses (2)				
Light and Medium Crude Oil ($/Bbl)	16.09	16.13	16.85	8.97
Coal Bed Methane ($/Mcf)	1.67	1.16	0.65	1.02
Gas ($/Mcf)	1.98	2.08	1.76	1.77
NGLs ($/Bbl)	-	-	-	-
Combined ($/Boe)	11.07	10.85	9.25	9.89
Net back (3)				
Light and Medium Crude Oil ($/Bbl)	29.92	43.02	42.94	46.60
Coal Bed Methane ($/Mcf)	3.73	3.30	4.59	5.05
Gas ($/Mcf)	4.03	2.87	3.33	4.19
NGLs ($/Bbl)	34.97	43.24	40.53	37.78
Combined ($/Boe)	24.70	19.95	23.42	27.88

Notes:

(1) Before deduction of royalties.

(2) Operating expenses are composed of direct costs incurred to operate both oil and gas wells. A number of assumptions have been made in allocating these costs between oil, natural gas and natural gas liquids production. Operating recoveries associated with operated properties were excluded from operating costs and accounted for as a reduction to general and administrative costs.

(3) Netbacks are calculated by subtracting royalties and operating expenses from revenues.

Summary of Selected Reserve Information

The following table sets forth the average daily production volumes for the year ended December 31, 2006 for each of Rockyview's important fields.

	Light and Medium Oil (Bbls/d)	Coal Bed Methane (Mcf/d)	Natural Gas (Mcf/d)	Natural Gas Liquids (Bbls/d)	(Boe/d)
Thunder	-	-	3,006	18	519
Wood River	33	1,669	4,241	32	1,050
Bittern Lake	-	676	30	-	118
Other	25	588	2,031	14	475
Total	58	2,933	9,308	64	2,162

For the year ended December 31, 2006, approximately 6% of the gross revenue with respect to Rockyview's properties was derived from crude oil and NGL production and 94% was derived from natural gas production.

Rockyview expects to market 100% of its crude oil and natural gas to third parties based on indexed prices.

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and, with respect to pricing and taxation of oil and natural gas, by agreements among the governments of Canada, Alberta, British Columbia and Saskatchewan, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect Rockyview's operations in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and Rockyview is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing – Oil and Natural Gas

The producers of oil are entitled to negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Oil prices are primarily based on worldwide supply and demand. The specific prices depend in part on oil quality, prices of competing oils, distance to market, the value of refined products, the supply/demand balance and other contractual terms. Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada (the "**NEB**"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council.

The price of natural gas is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 m^3/day) must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas that may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

Pipeline Capacity

Although pipeline expansions are ongoing, the lack of firm pipeline capacity continues to affect the oil and natural gas industry and limit the ability to produce and to market natural gas production. In addition, the pro-rationing of capacity on the inter-provincial pipeline systems also continues to affect the ability to export oil and natural gas.

The North American Free Trade Agreement

The North American Free Trade Agreement ("**NAFTA**") among the governments of Canada, United States of America, and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada United States Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price subject to an exception with respect to certain voluntary measures which only restrict the volume of exports; and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum or maximum export or import price requirements, provided, in the case of export price requirements, prohibition in any circumstances in which any other form of quantitative restriction is prohibited, and in the case of import-price requirements, such requirements do not apply with respect to enforcement of countervailing and anti-dumping orders and undertakings.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector by 2010 and prohibits discriminatory border restrictions and export taxes. NAFTA also contemplates clearer disciplines on regulators to ensure fair

implementation of any regulatory changes and to minimize disruption of contractual arrangements and avoid undue interference with pricing, marketing and distribution arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

General

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection, and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur, and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery, and the type or quality of the petroleum product produced. Other royalties and royalty-like interests are, from time to time, carved out of the working interest owner's interest through non-public transactions. These are often referred to as overriding royalties, gross overriding royalties, net profits interests, or net carried interests.

Occasionally the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays, and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry. Royalty holidays and reductions would reduce the amount of Crown royalties paid by oil and gas producers to the provincial governments and would increase the net income and funds from operations of such producers. However, the trend in recent years has been for provincial governments to eliminate, amend or allow such incentive programs to expire without renewal, and consequently few such incentive programs are currently operative.

The Canadian federal corporate income tax rate levied on taxable income is 22.1% effective January 1, 2007 for active business income including resource income. With the elimination of the corporate surtax effective January 1, 2008 and other rate reductions introduced in the 2006 Federal Budget, the federal corporate income tax rate will decrease to 19% in three steps: 20.5% on January 1, 2008, 20% on January 1, 2009 and 19% on January 1, 2010.

Alberta

In Alberta, companies are granted the right to explore, produce and develop petroleum and natural gas resources in exchange for royalties, bonus bid payments and rents. Currently, the amount of royalties that are payable is influenced by the oil production, density of the oil, and the vintage of the oil. Originally, the vintage classified oil in "new oil" and "old oil" depending on when the oil pools were discovered. If discovered prior to March 31, 1974 is considered "old oil", if discovered after March 31, 1974 and before September 1, 1992, it is considered "new oil". The Alberta government introduced in 1992 a Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 1, 1992. The new oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 30%. The old oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 35%.

The royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new natural gas, and between 15% and 35%, in the case of old natural gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying intervals in eligible gas wells spudded or deepened to a depth below 2,500 metres is also subject to a royalty exemption, the amount of which depends on the depth of the well.

Oil sands projects are subject to a specific regulation made effective July 1, 1997, and expiring June 30, 2007, which, among other things, determines the Crown's share of crude and processed oil sands products.

Regulations made pursuant to the *Mines and Minerals Act* (Alberta) provided various incentives for exploring and developing oil reserves in Alberta. However, the Alberta Government announced in August of 2006 that four royalty programs were to be amended, a new program was to be introduced and the Alberta Royalty Tax Credit Program ("**ARTC**") was to be eliminated, effective January 1, 2007. The programs affected by this announcement are: (i) Deep Gas Royalty Holiday; (ii) Low Productivity Well Royalty Reduction; (iii) Reactivated Well Royalty Exemption; and (iv) Horizontal Re-Entry Royalty Reduction. The program being introduced is the Innovative Energy Technologies Program (the "**IETP**") which is intended to promote the producers' investment in research, technology and innovation for the purposes of improving environmental performance while

creating commercial value. The IETP provides royalty reductions which are presumed to reduce financial risk. Alberta Energy will be the one to decide which projects qualify and the level of support that will be provided. The deadline for the IETP's third round of applications is May 31, 2007.

On February 16, 2007, the Alberta Government announced that a review of the province's royalty and tax regime (including income tax and freehold mineral rights tax) pertaining to oil, gas and oil sands will be conducted by a panel of experts, with the assistance of individual Albertans and key stakeholders. The purpose of this process is to ensure that Albertans are receiving a fair share from energy development through royalties, taxes and fees. The issues to be reviewed during this examination process are: (i) undertaking a comparison of Alberta's royalty system to other oil and gas producing jurisdictions, taking into account investment economics and industry returns and risks in Alberta; (ii) whether Alberta's royalty system is sufficiently sensitive to market conditions; (iii) whether the current revenue minus cost system for oil sands royalties is optimal; (iv) which programs built into the existing royalty system should be retained or strengthened, and which should be adapted or eliminated; (v) how the tax treatment of the oil and gas sector compares to other sectors and jurisdictions; (vi) the economic and fiscal impacts of any possible changes to the royalty and corporate tax structures; and (vii) how existing resource development should be treated if changes are to be made to the fiscal regime. The review panel is to produce a final report that will be presented to the Minister of Finance by August 31, 2007.

British Columbia

Producers of oil and natural gas in the Province of British Columbia are required to pay annual rental payments with respect to the Crown leases and royalties and freehold production taxes in respect of oil and gas produced from Crown and freehold lands. The amount payable as a royalty in respect of oil depends on the type of oil, the value of the oil, the quantity of oil produced in a month, and the vintage of the oil. Generally, the vintage of oil is based on the determination of whether the oil is produced from a pool discovered before October 31, 1975 (old oil), between October 31, 1975, and June 1, 1998 (new oil), or after June 1, 1998 (third-tier oil). The royalty rates are calculated in three stages, which take into account the vintage of the oil, if the oil produced has already been sold and any royalty exempt value applicable (exempt wells). Oil produced from newly discovered pools may be exempt from the payment of a royalty for the first 36 months of production or 11,450m^3 produced, whichever comes first; and the royalties for third-tier oil are the lowest reflecting the higher costs of exploration and extraction that the producers would incur. The royalty payable on natural gas is determined by a sliding scale based on a reference price, which is the greater of the price obtained by the producer, and a prescribed minimum price. However, when the reference price is below the select price (a parameter used in the royalty rate formula), the royalty rate is fixed. As an incentive for the production and marketing of natural gas, which may have been flared, natural gas produced in association with oil has a lower royalty then the royalty payable on non-conservation gas.

On May 30, 2003, the Ministry of Energy and Mines for the Province of British Columbia announced an Oil and Gas Development Strategy for the Heartlands ("**Strategy**"). The Strategy is a comprehensive program to address road infrastructure, targeted royalties and regulatory reduction, and British Columbia service sector opportunities. In addition, the Strategy will result in economic and employment opportunities for communities in British Columbia's heartlands.

Some of the financial incentives in the Strategy include:

Royalty credits of up to $30 million annually towards the construction, upgrading, and maintenance of road infrastructure in support of resource exploration and development. Funding will be contingent upon an equal contribution from industry.

Changes to provincial royalties: new royalty rates for low productivity natural gas to enhance marginally economic resources plays, royalty credits for deep gas exploration to locate new sources of natural gas, and royalty credits for summer drilling to expand the drilling season.

On February 27, 2007 the Government of British Columbia unveiled the Energy Plan outlining the Province's strategy towards the environment and which includes targeting for zero net greenhouse gas emissions, promoting new investments in innovation, and becoming the world's leader in sustainable environmental management. With regards to the oil and gas industry the objective is to achieve clean energy through conservation and energy efficient practices, whilst competitiveness is advocated in order to attract investment for the development of the oil and gas sector. Among the changes to be implemented are: (i) a new Net Profit Royalty Program; (ii) the creation of a Petroleum Registry; (iii) the establishing of an infrastructure royalty program (combining roads and pipelines); (iv) the elimination of routine flaring at producing wells; (v) the creation of policies and measures for the reduction of emissions; (vi) the development of unconventional resources such as tight gas and coalbed gas; and (vii) new the Oil and Gas

Technology Transfer Incentive Program that encourages the research, development and use of innovative technologies to increase recoveries from existing reserves and promotes responsible development of new oil and gas reserves.

Saskatchewan

In Saskatchewan, the amount payable as a royalty in respect of oil depends on the vintage of the oil, the type of oil, the quantity of oil produced in a month, and the value of the oil. For Crown royalty and freehold production tax purposes, crude oil is considered "heavy oil", "southwest designated oil", or "non-heavy oil other than southwest designated oil". The conventional royalty and production tax classifications ("fourth tier oil" introduced October 1, 2002, "third tier oil", "new oil", or "old oil") of oil production are applicable to each of the three crude oil types. The Crown royalty and freehold production tax structure for crude oil is price sensitive and varies between the base royalty rates of 5% for all "fourth tier oil" to 20% for "old oil". Marginal royalty rates are 30% for all "fourth tier oil" to 45% for "old oil".

The amount payable as a royalty in respect of natural gas is determined by a sliding scale based on a reference price (which is the greater of the amount obtained by the producer and a prescribed minimum price), the quantity produced in a given month, the type of natural gas, and the vintage of the natural gas. As an incentive for the production and marketing of natural gas which may have been flared, the royalty rate on natural gas produced in association with oil is less than on non-associated natural gas. The royalty and production tax classifications of gas production are "fourth tier gas" introduced October 1, 2002, "third tier gas", "new gas", and "old gas". The Crown royalty and freehold production tax for gas is price sensitive and varies between the base royalty rate of 5% for "fourth tier gas" and 20% for "old gas". The marginal royalty rates are between 30% for "fourth tier gas" and 45% for "old gas".

On October 1, 2002, the following changes were made to the royalty and tax regime in Saskatchewan:

A new Crown royalty and freehold production tax regime applicable to associated natural gas (gas produced from oil wells) that is gathered for use or sale. The royalty/tax will be payable on associated natural gas produced from an oil well that exceeds approximately 65 thousand cubic metres in a month.

A modified system of incentive volumes and maximum royalty/tax rates applicable to the initial production from oil wells and gas wells with a finished drilling date on or after October 1, 2002, was introduced. The incentive volumes are applicable to various well types and are subject to a maximum royalty rate of 2.5% and a freehold production tax rate of zero per cent.

The elimination of the re entry and short section horizontal oil well royalty/tax categories. All horizontal oil wells with a finished drilling date on or after October 1, 2002, will receive the "fourth tier" royalty/ tax rates and new incentive volumes.

In 1975, the Government of Saskatchewan introduced a Royalty Tax Rebate ("**RTR**") as a response to the federal government disallowing crown royalties and similar taxes as a deductible business expense for income tax purposes. As of January 1, 2007, the remaining balance of any unused RTR will be limited in its carry forward to five years since the federal government had the initiative to reintroduce the full deduction of provincial resource royalties from federal and provincial taxable income.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences, and permits for varying terms from two years, and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage, and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the *Environmental Protection and Enhancement Act* (Alberta) (the "**EPEA**"), which came into force on September 1, 1993, and the *Oil and Gas Conservation Act* (Alberta) (the "**OGCA**"). The EPEA and OGCA impose stricter environmental standards, require more stringent compliance, reporting and monitoring obligations, and significantly increased penalties. In 2006, the Alberta Government enacted regulations pursuant to the EPEA to specifically target sulphur oxide and nitrous oxide emissions from industrial operations including the oil and gas industry. No additional expenses are foreseen that are associated with complying with the new regulations. Rockyview will be committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment, and will be taking such steps as required to ensure compliance with the EPEA and similar legislation in other jurisdictions in which it operates. Rockyview believes that it will be in material compliance with applicable environmental laws and regulations. Rockyview also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

British Columbia's *Environmental Assessment Act* became effective June 30, 1995. This legislation rolls the previous processes for the review of major energy projects into a single environmental assessment process with public participation in the environmental review process.

In December, 2002, the Government of Canada ratified the Kyoto Protocol ("**Protocol**"). The Protocol calls for Canada to reduce its greenhouse gas emissions to 6% below 1990 "business-as-usual" levels between 2008 and 2012. Given revised estimates of Canada's normal emissions levels, this target translates into an approximately 40% gross reduction in Canada's current emissions. It remains uncertain whether the Kyoto target of 6% below 1990 emission levels will be enforced in Canada. The Federal Government has introduced legislation aimed at reducing greenhouse gas emissions using a "intensity based" approach, the specifics of which have yet to be determined. Bill C-288, which is intended to ensure that Canada meets its global climate change obligations under the Kyoto Protocol, was passed by the House of Commons on February 14, 2007. As details of the implementation of this legislation have not yet been announced, the effect of our operations cannot be determined at this time.

Trends

There are a number of trends that have been developing in the oil and gas industry during the past several years that appear to be shaping the near future of the business.

The first trend is the volatility of commodity prices. Natural gas is a commodity influenced by factors within North America. A tight supply-demand balance for natural gas causes significant elasticity in pricing, whereas higher than average storage levels tend to depress natural gas pricing. Drilling activity, weather, fuel switching and demand for electrical generation are all factors that affect the supply-demand balance. Changes to any of these or other factors create price volatility.

Crude oil is influenced by the world economy, Organization of the Petroleum Exporting Countries' ability to adjust supply to world demand and weather. Crude oil prices have been kept high by political events causing disruptions in the supply of oil and concern over potential supply disruptions triggered by unrest in the Middle East and more recently have been impacted by weather and increased storage levels. Political events trigger large fluctuations in price levels.

The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers generate sufficient cash flows to conduct active exploration programs without external capital. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. Purchasing land and properties similarly increase in price during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also decline.

A second trend within the Canadian oil and gas industry is the fairly consistent "renewal" of private and small junior oil and gas companies starting up business. These companies often have experienced management teams from previous industry organizations that have disappeared as a part of the ongoing industry consolidation. Many are able to raise capital and recruit well qualified personnel. Rockyview will have to compete with these companies and others to attract qualified personnel.

A third trend currently affecting the oil and gas industry is the impact on capital markets caused by investor uncertainty in the North American economy. The capital market volatility in Canada has also been affected by uncertainties surrounding the economic impact that the Protocol, and other environmental initiatives, will have on the sector and, in more recent times, by the October 31, 2006 proposals of the Federal government of Canada (the "October 31, 2006 Proposals") relating to income trusts and

other "specified investment flow-through" entities ("**SIFTs**"). Pursuant to the existing provisions of the *Income Tax Act* (Canada), to the extent that a SIFT has any income for a taxation year after certain inclusions and deductions, the SIFT will be permitted to deduct all amounts of income which are paid or become payable by it to unitholders in the year. Under the October 31, 2006 Proposals, SIFTs will be liable for tax at a rate consistent with the taxes currently imposed on corporations commencing in January 2011, provided that the SIFT experiences only "normal growth" and no "undue expansion" before then, in which case the tax could be imposed prior to the January 2011 deadline. Although the October 31, 2006 Proposals will not affect the method in which Rockyview will be taxed, they may have an impact on the ability of a SIFT to purchase producing assets from junior oil and gas companies (as well as the price that a SIFT is willing to pay for such an acquisition) thereby affecting exploration and production companies' ability to be sold to a SIFT which has been a key "exit strategy" in recent years for small to mid-sized oil and gas companies. This may be a benefit for Rockyview as it will compete with SIFTs for the acquisition of oil and gas properties from junior producers. However, it may also limit Rockyview's ability to sell producing properties or pursue an exit strategy.

Generally during the past year, the economic recovery combined with increased commodity prices has caused an increase in new equity financings in the oil and gas industry, although the level of same was negatively impacted by the October 31, 2006 Proposals. Rockyview will compete with numerous new companies and their new management teams and development plans in its access to capital. The competitive nature of the oil and gas industry will cause opportunities for equity financings to be selective. Rockyview may have to rely on internally generated funds to conduct their exploration and developmental programs.

RISK FACTORS

Rockyview's securities should be considered highly speculative due to the nature of Rockyview's business. An investor should consider carefully the risk factors set out below. In addition, investors should carefully review and consider all other information contained or incorporated by reference in this Annual Information Form before making an investment decision. An investment in securities of the Corporation should only be made by persons who can afford a significant or total loss of their investment.

Exploration, Development and Production Risks

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of Rockyview depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, Rockyview's existing reserves and the production therefrom will decline over time as such existing reserves are exploited. A future increase in Rockyview's reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that Rockyview will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, Rockyview may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by Rockyview.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient petroleum substances to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or personal injury. In particular, Rockyview may explore for and produce sour natural gas in certain areas. An unintentional leak of sour natural gas could result in personal injury, loss of life or damage to property and may necessitate an evacuation of populated areas, all of which could result in liability to Rockyview. In accordance with industry practice, Rockyview is not fully insured against all of these risks, nor are all such risks insurable. Although Rockyview maintains liability insurance in an amount

that it considers consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event Rockyview could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks could have a material adverse effect on Rockyview.

Failure to Realize Anticipated Benefits of Acquisitions and Dispositions

Rockyview makes acquisitions and dispositions of businesses and assets in the ordinary course of business. Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner as well as Rockyview's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of Rockyview. The integration of acquired business may require substantial management effort, time and resources and may divert management's focus from other strategic opportunities and operational matters. Management continually assesses the value and contribution of services provided and assets required to provide such services. In this regard, non-core assets are periodically disposed of, so that Rockyview can focus its efforts and resources more efficiently. Depending on the state of the market for such non-core assets, certain non-core assets of Rockyview, if disposed of, could be expected to realize less than their carrying value on the financial statements of Rockyview.

Operational Dependence

Other companies operate some of the assets in which Rockyview has an interest. As a result, Rockyview has limited ability to exercise influence over the operation of these assets or their associated costs, which could adversely affect Rockyview's financial performance. Rockyview's return on assets operated by others will therefore depend upon a number of factors that may be outside of Rockyview's control, including the timing and amount of capital expenditures, the operator's expertise and financial resources, the approval of other participants, the selection of technology and risk management practices.

Project Risks

Rockyview manages a variety of small and large projects in the conduct of its business. Project delays may delay expected revenues from operations. Significant project cost over-runs could make a project uneconomic.

Rockyview's ability to execute projects and market oil and natural gas depends upon numerous factors beyond the Corporation's control, including:

- the availability of processing capacity;
- the availability and proximity of pipeline capacity;
- the availability of storage capacity;
- the supply of and demand for oil and natural gas;
- the availability of alternative fuel sources;
- the effects of inclement weather;
- the availability of drilling and related equipment;
- unexpected cost increases;
- accidental events;
- currency fluctuations;
- changes in regulations;
- the availability and productivity of skilled labour; and
- regulation of the oil and natural gas industry by various levels of government and governmental agencies.

Because of these factors, Rockyview could be unable to execute projects on time, on budget or at all, and may not be able to effectively market the oil and natural gas that it produces.

Competition

The petroleum industry is competitive in all its phases. Rockyview competes with numerous other organizations in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. Rockyview's competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than Rockyview. Rockyview's ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also

on its ability to select and acquire other suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.

Regulatory

Oil and natural gas operations (exploration, production, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government, which may be amended from time to time. See "Industry Conditions". Governments may regulate or intervene with respect to price, taxes, royalties and the exportation of oil and natural gas. Such regulations may be changed from time to time in response to economic or political conditions. At this time, the Alberta Government is in the process of examining the royalty and tax regime applicable to oil, gas and oil sands – see "Industry Conditions – Provincial Royalties and Incentives". The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for natural gas and crude oil and increase Rockyview's costs, any of which may have a material adverse effect on Rockyview's business, financial condition and results of operations. In order to conduct oil and gas operations, Rockyview requires licenses from various governmental authorities. There can be no assurance that Rockyview will be able to obtain all of the licenses and permits that may be required to conduct operations that it may wish to undertake.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". Rockyview's exploration and production facilities and other operations and activities emit greenhouse gases which will likely subject Rockyview to possible future legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada, which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those proposed in Alberta's Climate Change and Emissions Management Act (partially in force), may require the reduction of emissions (or emissions intensity) produced by the Corporation's operations and facilities. The direct or indirect costs of these regulations may adversely affect the business of the Corporation.

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach of applicable environmental legislation may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require Rockyview to incur costs to remedy such discharge. Although Rockyview believes that it is in material compliance with current applicable environmental regulations no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect Rockyview's financial condition, results of operations or prospects. There has been much public debate with respect to Canada's ability to meet these targets and the Government's strategy or alternative strategies with respect to climate change and the control of greenhouse gases. Implementation of strategies for reducing greenhouse gases whether to meet the limits required by the Kyoto Protocol or as otherwise determined, could have a material impact on the nature of oil and natural gas operations, including those of Rockyview. Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict either the nature of those requirements or the impact on Rockyview and its operations and financial condition. See "Industry Conditions – Environmental Regulation".

Prices, Markets and Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by Rockyview is and will continue to be affected by numerous factors beyond its control. Rockyview's ability to market its oil and natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets. Rockyview may also be affected by deliverability

uncertainties related to the proximity of its reserves to pipelines and processing facilities and operational problems affecting such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

Rockyview's revenues, profitability and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas. Rockyview's ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of Rockyview. These factors include economic conditions in the United States and Canada, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternative fuel sources. Any substantial and extended decline in the price of oil and gas would have an adverse effect on Rockyview's carrying value of its proved reserves, borrowing capacity, revenues, profitability and cash flows from operations.

The exchange rate between the Canadian and U.S. dollar also affects the profitability of the Corporation and the Canadian dollar has strengthened recently against the U.S. dollar.

Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

Both oil and natural gas prices are unstable and are subject to fluctuation. Any material decline in prices could result in a reduction of Rockyview's net production revenue. The economics of producing from some wells may change as a result of lower prices, which could result in reduced production of oil or gas and a reduction in the volumes of Rockyview's reserves. Rockyview might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Rockyview's net production revenue and a reduction in its oil and gas acquisition, development and exploration activities. In addition, bank borrowings available to Rockyview are in part determined by Rockyview's borrowing base. A sustained material decline in prices from historical average prices could reduce Rockyview's borrowing base, therefore reducing the bank credit available to Rockyview which could require that a portion, or all, of Rockyview's bank debt be repaid and a liquidation of assets.

Substantial Capital Requirements

Rockyview anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If Rockyview's revenues or reserves decline, it may not have access to the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Rockyview. The inability of Rockyview to access sufficient capital for its operations could have a material adverse effect on Rockyview's financial condition, results of operations and prospects.

Additional Funding Requirements

Rockyview's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, Rockyview may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause Rockyview to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If Rockyview's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, Rockyview's ability to expend the necessary capital to replace its reserves or to maintain its production will be impaired. If Rockyview's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or, if available, on favourable terms.

Issuance of Debt

From time to time Rockyview may enter into transactions to acquire assets or the shares of other organizations. These transactions may be financed in whole or in part with debt, which may increase Rockyview's debt levels above industry standards for oil and natural gas companies of similar size. Depending on future exploration and development plans, Rockyview may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither Rockyview's articles nor its by-laws limit the amount of indebtedness that Rockyview may incur. The level of

Rockyview's indebtedness from time to time, could impair Rockyview's ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise.

Hedging

From time to time Rockyview may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, Rockyview will not benefit from such increases. Similarly, from time to time Rockyview may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, Rockyview will not benefit from the fluctuating exchange rate.

Availability of Drilling Equipment and Access

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment (typically leased from third parties) in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to Rockyview and may delay exploration and development activities. To the extent Rockyview is not the operator of its oil and gas properties, Rockyview will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Title to Assets

Although title reviews may be conducted prior to the purchase of oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat Rockyview's claim which could result in a reduction of the revenue received by Rockyview.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and NGL reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth in this Annual Information Form are estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. Rockyview's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

Estimates of proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. In Rockyview's case, 70% of gas in place associated with proved reserves was estimated using volumetric analysis. Recovery facts and drainage areas were estimated by experience and analogy to similar producing pools. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.

In accordance with applicable securities laws, Sproule has used both constant and escalated prices and costs in estimating the reserves and future net cash flows contained in the Sproule Report. Actual future net cash flows will be affected by other factors, such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and cash flows derived from Rockyview's oil and gas reserves will vary from the estimates contained in the Sproule Report, and such variations could be material. The Sproule Report is based in part on the assumed success of activities

Rockyview intends to undertake in future years. The reserves and estimated cash flows set out in the Sproule Report will be reduced to the extent that such activities do not achieve the level of success assumed in the Sproule Report.

Insurance

Rockyview's involvement in the exploration for and development of oil and natural gas properties may result in Rockyview becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although Rockyview maintains insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability and may not be sufficient to cover the full extent of such liabilities. In addition, such risks are not, in all circumstances, insurable or, in certain circumstances, Rockyview may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of any uninsured liabilities would reduce the funds available to Rockyview. The occurrence of a significant event that Rockyview is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on Rockyview.

Geo-Political Risks

The marketability and price of oil and natural gas that may be acquired or discovered by Rockyview is and will continue to be affected by political events throughout the world that cause disruptions in the supply of oil. Conflicts, or conversely peaceful developments, arising in the Middle-East, and other areas of the world, have a significant impact on the price of oil and natural gas. Any particular event could result in a material decline in prices and therefore result in a reduction of Rockyview's net production revenue.

In addition, Rockyview's oil and natural gas properties, wells and facilities could be subject to a terrorist attack. If any of Rockyview's properties, wells or facilities are the subject of terrorist attack it could have a material adverse effect on Rockyview. Rockyview will not have insurance to protect against the risk from terrorism.

Dividends

To date, Rockyview has not declared or paid any dividends on the outstanding Common Shares or Preferred Shares (as such term is defined herein). Any decision to pay dividends on the Common Shares will be made by the Board of Directors on the basis of Rockyview's earnings, financial requirements and other conditions existing at such future time. At present, Rockyview does not anticipate declaring and paying any dividends in the near future.

Conflicts of Interest

Certain directors of Rockyview are also directors of other oil and gas companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the ABCA. See "Directors and Executive Officers – Conflicts of Interest".

Dilution

Rockyview may make future acquisitions or enter into financings or other transactions involving the issuance of securities of Rockyview which may be dilutive.

Management of Growth

The Corporation may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Corporation to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Corporation to deal with this growth could have a material adverse impact on its business, operations and prospects.

Expiration of Licenses and Leases

The Corporation's properties are held in the form of licences and leases and working interests in licences and leases. If the Corporation or the holder of the licence or lease fails to meet the specific requirement of a licence or lease, the licence or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each licence or lease will be

met. The termination or expiration of the Corporation's licences or leases or the working interests relating to a licence or lease may have a material adverse effect on the Corporation's results of operations and business.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada. The Corporation is not aware that any claims have been made in respect of its property and assets, however, if a claim arose and was successful this could have an adverse effect on the Corporation and its operations.

Seasonality

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of the Corporation.

Third Party Credit Risk

The Corporation is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to the Corporation, such failures could have a material adverse effect on the Corporation and its cash flow from operations. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner's willingness to participate in the Corporation's ongoing capital program, potentially delaying the program and the results of such program until the Corporation finds a suitable alternative partner.

Reliance on Key Personnel

Rockyview's success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on Rockyview. Rockyview does not have any key person insurance in effect for management. The contributions of the existing management team to the immediate and near term operations of Rockyview are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that Rockyview will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of Rockyview.

DIVIDENDS

Rockyview has not declared or paid any dividends on the Common Shares since its incorporation. The Board of Directors of Rockyview will determine the actual timing, payment and amount of dividends, if any, that may be paid by Rockyview from time to time based upon, among other things, the cash flow, results of operations and financial conditions of Rockyview, the needs for funds to finance ongoing operations and other business considerations as the Board of Directors of Rockyview considers relevant. Payment of dividends is subject to the consent of Rockyview's lenders.

DESCRIPTION OF CAPITAL STRUCTURE

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares and preferred shares ("**Preferred Shares**") of Rockyview.

Common Shares

Rockyview is authorized to issue an unlimited number of Common Shares. Holders of Common Shares are entitled to one vote per share at meetings of shareholders of Rockyview, to receive dividends if, as and when declared by the Board of Directors and to receive *pro rata* the remaining property and assets of Rockyview upon its dissolution or winding-up, subject to the rights of shares having priority over the Common Shares.

Preferred Shares

Rockyview is authorized to issue an unlimited number of Preferred Shares, issuable in series. The Board of Directors of Rockyview is entitled to determine the designation, rights, privileges, restrictions and conditions attaching to the shares of a series. With respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of Rockyview, whether voluntary or involuntary, the Preferred Shares are entitled to preference over the Common Shares and any other shares ranking junior to the Preferred Shares from time to time and may also be given such other preferences over the Common Shares and any other shares ranking junior to the Preferred Shares as may be determined at the time of creation of such series.

MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the TSX under the symbol "RVE". The following table sets forth the high and low sales prices (which are not necessarily the closing prices) and the trading volumes for the Common Shares on the TSX as reported by the TSX for the periods indicated, commencing with the date upon which the Common Shares began trading on the TSX:

	Price Range ($)		Trading
Period	**High**	**Low**	**Volume**
2006			
January	6.52	5.89	1,324,388
February	6.40	5.63	2,484,293
March	6.02	5.67	1,669,039
April	6.38	5.95	1,343,448
May	6.40	5.80	1,377,746
June	5.90	4.33	838,463
July	4.29	3.66	1,063,265
August	4.25	4.03	858,832
September	4.11	3.38	1,016,409
October	4.01	3.00	1,030,929
November	3.71	3.10	1,174,853
December	3.58	3.00	1,286,772
2007			
January	3.54	3.05	784,304
February	3.70	3.05	730,995
March (1 - 23)	3.15	2.66	544,140

PRIOR SALES

Other than the issuance of 913,149 Warrants at a deemed price of $0.64 per Warrant pursuant to the Unit Offering, there is no class of securities of Rockyview that is outstanding but not listed or quoted on a marketplace.

ESCROWED SECURITIES

The following table sets forth the number of securities of each class of the Corporation held in escrow and the percentage of the outstanding securities of the class.

Designation of Class	Number of Securities Held in Escrow	Percentage of Class
Common Shares	597,423	2.5%
Warrants	597,415	66.9%

Note:

(1) Burnet, Duckworth & Palmer LLP is the escrow agent for these securities.

Pursuant to escrow agreements (the "**Escrow Agreements**") dated June 21, 2005 among Rockyview, Burnet, Duckworth & Palmer LLP (the "**Escrow Agent**") and subscribers (the "**Escrowed Securityholders**") who acquired Units pursuant to the Unit Offering, the Escrowed Securityholders have deposited in escrow with the Escrow Agent 597,423 Common Shares and 597,415 Warrants. Pursuant to the terms of the Escrow Agreements, the 597,423 Common Shares are subject to a contractual hold period and are all releasable from escrow June 21, 2007. Pursuant to the terms of the Escrow Agreements, the 597,415 Warrants are subject to a contractual hold period and releasable from escrow as to one-half of the aggregate number of Warrants held by the Escrowed Securityholders on each of the following dates: (i) the later of October 21, 2006 and the date on which the 20 day volume weighted average trading price of the Common Shares reaches $8.76; and (ii) the later of June 21, 2007 and the date on which the 20 day volume weighted average trading price of the Common Shares reaches $8.76. In addition, in the event that an Escrowed Securityholder who was an officer, director, employee or other service provider to Rockyview (a "**Rockyview Service Provider**") at the time of the Unit Offering, ceases to be a Rockyview Service Provider, such person will not be entitled to any further releases of Common Shares pursuant to the applicable Escrow Agreement. If any Common Shares are not released under the Escrow Agreements, Rockyview has the right to repurchase such Common Shares at a price equal to the lesser of $4.38 and the 20-day volume weighted average trading price of the Common Shares on the last trading day immediately prior to such person ceasing to be a Rockyview Service Provider, provided that, for a Rockyview Service Provider terminated without cause by Rockyview the repurchase price for the Common Shares will be the 20-day volume weighted average trading price of the Common Shares on the last trading day immediately prior to such person ceasing to be a Rockyview Service Provider. In the event that an Escrowed Securityholder who was a Rockyview Service Provider at the time of the Unit Offering, ceases to be a Rockyview Service Provider, such person shall cease to have the right to all unvested Warrants pursuant to the applicable Escrow Agreement and such Warrants shall not become exercisable and shall be void and of no further effect thereafter.

All of the Escrowed Securities shall be released from escrow pursuant to the Escrow Agreements if a "change of control" (as defined in the Escrow Agreements) takes place upon receipt by the Escrow Agent of documentation from Rockyview confirming the "change of control" and the date of the "change of control". Pursuant to the Escrow Agreements, the Board of Directors of Rockyview may accelerate the vesting of the Escrowed Securities in such circumstances and on such terms and conditions as the Board of Directors may determine to be appropriate, in its sole discretion.

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Security Holding

The following table sets forth certain information in respect of Rockyview's directors and executive officers:

Name, Province and Country of Residence	Positions with Rockyview (1)	Principal Occupation During the Five Preceding Years
Steven Cloutier Alberta, Canada	President, Chief Executive Officer and Director	President and Chief Executive Officer of Rockyview since June 27, 2005; prior thereto, President and Chief Operating Officer of APF Inc. and prior thereto Executive Vice President and Chief Operating Officer of APF Inc.
Martin Hislop (4) Alberta, Canada	Director	Retired Businessman since June 22, 2005 and prior thereto Chief Executive Officer of APF Inc.
John Howard (2)(3)(4)(6) Alberta, Canada	Chairman and Director	President, Lunar Enterprises Corp., a private oil and gas company.
Nancy Penner (2)(3) Alberta, Canada	Director	Counsel, Parlee McLaws LLP, a law firm.

Name, Province and Country of Residence	Positions with Rockyview [(1)]	Principal Occupation During the Five Preceding Years
Scott Dawson [(2)(3)(4)] Alberta, Canada	Director	President and Chief Executive Officer of Open Range Energy Corp., a public oil and gas company, since November 30, 2005 and prior thereto President and Chief Executive Officer of Tempest Energy Corp., a public oil and gas company.
Malcolm Adams [(2)(4)] Alberta, Canada	Director	Vice President, Exploration and Production of ARC Financial Corp. (private equity firm) since October 22, 2001 and prior thereto, Senior Exploration Engineer with ARC Resources Management Ltd. (manager of ARC Energy Trust, a public oil and gas trust)
Alan MacDonald Alberta, Canada	Vice President, Finance and Chief Financial Officer	Vice President, Finance and Chief Financial Officer of Rockyview since June 27, 2005 and prior thereto Vice President, Finance and Chief Financial Officer of APF Inc.
Daniel Allan Alberta, Canada	Chief Operating Officer	Chief Operating Officer of Rockyview since June 27, 2005; prior thereto, Vice-President Exploration and Production of APF Inc. and prior thereto President and Chief Executive Officer of CanScot Resources Ltd.
Howard Anderson Alberta, Canada	Vice President, Engineering	Vice President, Engineering of Rockyview since June 27, 2005; prior thereto Manager, Central Business Unit of APF Inc., from 2002 to 2004; prior thereto V.P. Engineering and Development at Pioneer Natural Resources Canada Inc., and prior thereto, Manager Exploration at Canadian Hunter Exploration Ltd.

Notes:

(1) All of the directors of Rockyview have been appointed to hold office until the next annual general meeting of shareholders or until their successor is duly elected or appointed, unless their office is earlier vacated. Messrs. Cloutier, Hislop, Howard and Ms. Penner have been directors of Rockyview since May 2005, Mr. Dawson has been a director since June 2005 and Mr. Adams has been a director since December 2006.
(2) Member of the Audit Committee.
(3) Member of the Compensation, Nominating and Corporate Governance Committee.
(4) Member of the Reserves Committee.
(5) Rockyview does not have an Executive Committee.
(6) Mr. Howard was appointed Chairman of the Board on February 23, 2006.

As at the date hereof, the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by all of the directors and executive officers of Rockyview is 1,451,827 Common Shares, being approximately 6.0% of the issued and outstanding Common Shares. In addition, the directors and officers of Rockyview own 537,630 Warrants, being approximately 60.2% of the issued and outstanding Warrants.

The following is a brief description of the background of the directors and executive officers of Rockyview.

Steven Cloutier, President, Chief Executive Officer and Director

Prior to his appointment as President and Chief Executive Officer of Rockyview, Mr. Cloutier was the President and Chief Operating Officer of APF Inc. since 2002. From 1996 to 1998, he was Vice President, Corporate Development of APF Inc. In 1998, he was promoted to Executive Vice President and Chief Operating Officer. Since co-founding APF Trust, Mr. Cloutier has been directly involved in oil and gas transactions worth almost more than $2 billion, including APF Trust's merger with StarPoint Energy Trust.

A native of Montreal, Quebec, Mr. Cloutier graduated in 1985 from McGill University with a bachelor's degree in industrial relations. From 1985 to 1987, Mr. Cloutier worked for a Montreal-based wealth management company. In 1986, he entered the University of Victoria Law School, from which he graduated in 1989. He commenced his legal career that year, moving to Toronto where he practiced corporate law and in 1994, he moved to Calgary joining Skyridge Resources Inc., a private oil and gas company, as Vice President, Corporate Development. In 1995, Mr. Cloutier co-founded Millennium Energy Inc., a junior oil and gas company whose shares traded on the TSX Venture Exchange, and remained a director of Millennium until it was merged with Crossfield Gas Ltd. in 2003 to form Bear Creek Energy Ltd.

Mr. Cloutier was a 2004 Prairies Region Finalist for the Ernst & Young Entrepreneur of the Year Award.

Daniel Allan, Chief Operating Officer

Mr. Allan is a Professional Geologist registered in both Alberta and the state of Wyoming, with more than 30 years of experience in the oil and gas industry. Following graduation with an honours degree in geology from McGill University in 1975, Mr. Allan began his career with Texaco Exploration, where he spent six years in Western Canada. In 1981 he moved to Dome Petroleum in Denver, Colorado and spent the next 14 years in the United States. In 1994 he commenced employment with MAXX Petroleum as Exploration Manager and subsequently founded CanScot Resources Ltd. in 1997 as President and Chief Executive Officer. CanScot, an emerging CBM player in the United States and Canada, was acquired by APF Inc. in September of 2003, at which time Mr. Allan joined APF Inc. and became responsible for all its CBM activities. In September 2004, he was promoted to Vice President, Exploration and Production, and assumed overall responsibility for all of APF Inc.'s technical functions, including engineering, operations and GeoScience.

Alan MacDonald, Vice President, Finance and Chief Financial Officer

Mr. MacDonald is a chartered accountant with more than 25 years experience in public practice and the oil and gas industry. From 1987 to 1999, Mr. MacDonald was Vice President, Finance of Starvest Capital Inc. which, among its other mandates, managed Starcor Energy Royalty Fund and Orion Energy Trust, two publicly-traded oil and gas royalty trusts. Prior to joining APF Inc., he was Vice President, Finance of Due West Resources Inc., a private oil and gas company.

Mr. MacDonald joined APF Inc. in August 2001 and led the team responsible for all financial, treasury and administrative functions. Mr. MacDonald was appointed Vice President, Finance and Chief Financial Officer of Rockyview in June 2005.

Howard Anderson, Vice President, Engineering

Mr. Anderson has over 25 years of oil and gas experience, specializing in reservoir development, acquisitions and exploration engineering.

Prior to his appointment as Rockyview's Vice President, Engineering, Mr. Anderson worked at APF Inc. as Manager, Central Business Unit, where he had overall responsibility for the development and growth of the assets to be acquired by Rockyview. Prior to joining APF Inc., he served two years as Vice President, Engineering and Development at Pioneer Natural Resources Canada Inc. and 14 years at Canadian Hunter Exploration Ltd, in a series of technical and managerial positions. He started his career with Esso Resources / Imperial Oil Ltd.

A graduate of Queen's University at Kingston with a B.Sc. in Engineering Physics, Mr. Anderson is a member of APEGGA, CIM and SPE. He also serves in an advisory capacity to the Dean of Engineering at the University of Calgary.

Martin Hislop, Director

Mr. Hislop is a chartered accountant with more than 25 years' experience in all aspects of financing and managing private and public oil and gas corporations, partnerships and trusts. He was most recently APF Inc.'s Chief Executive Officer.

Prior to co-founding the predecessor of APF Inc. in September 1994, Mr. Hislop was the President and Chief Executive Officer of Lakewood Energy Inc., a TSX-listed oil and gas company which was created as a result of the merger of 10 limited partnerships, for whom Mr. Hislop raised in excess of $125 million in equity between 1986 and 1992. During 1984 and 1985, he provided corporate finance consulting services to a Montreal-based investment dealer. Prior to that, Mr. Hislop was Vice President, Finance for Maxwell Cummings & Sons Holdings Ltd., a private investment company. In that capacity, he participated in the creation and/or financing of several oil and gas companies in which the Cummings group took positions, including Aberford Resources and Marline Oil. Under Mr. Hislop's stewardship, APF Trust generated an average annual rate of return of 22%, placing the APF Trust among industry leaders.

Mr. Hislop has sat on the board of a number of energy companies, including APF Inc., Bear Creek Energy Ltd., Millennium Energy Inc. and Bridgetown Energy Corporation and currently sits on the board of Tristar Oil & Gas Ltd.

John Howard, Chairman and Director

Mr. Howard is a professional engineer, graduating with a B.Sc. in Chemical Engineering in 1968 from the University of Alberta.

He has had a distinguished 35-year career in the oil and gas industry, and has held senior leadership roles with Aberford Resources (President and Chief Executive Officer, 1981-87), Novalta Resources and its successor, Seagull Energy Canada (President and Chief Executive Officer, 1987-97) and Sunoma Energy (President and Chief Executive Officer, 1999-2000) / Barrington Petroleum (President and Chief Executive Officer, 1999-2001). In addition, Mr. Howard served as a Governor of the Canadian Association of Petroleum Producers (1995-97) and its predecessor, the Independent Petroleum Producers Association of Canada (1982-87) including as its Chairman (1986-87). He also served the Government of Canada as a member of the Energy Options Advisory Committee (1987-88).

Mr. Howard has sat on the board of many corporations, and is currently a member of the following boards of directors: Bear Ridge Resources Ltd., Advantage Energy Income Fund, Eastshore Energy Ltd., Bunker Energy Inc., Auriga Energy Inc. and Quatro Resources Inc.

Nancy Penner, Director

Ms. Penner is Counsel with Parlee McLaws LLP, where she focuses her practice on securities, and oil and gas law. She has more than 20 years experience in public offerings of established corporations, royalty and income trusts, junior issuers and partnerships, developing strategies to protect shareholder value and assuring ongoing compliance with the requirements of securities regulatory authorities. She also advises boards of directors on corporate governance matters. In addition, Ms. Penner has experience in the oil and gas area, structuring transactions involving domestic and offshore properties and the formation and financing of limited partnerships and joint ventures.

Scott Dawson, Director

Mr. Dawson has been the President and Chief Executive Officer of Open Range Energy Corp., a public oil and gas company, since November 30, 2005. Prior thereto, Mr. Dawson was President and Chief Executive Officer of Tempest Energy Corp., a public oil and gas company, from June 2000 to November 30, 2005. Prior thereto, Mr. Dawson was the President and Chief Executive Officer of Tier One Energy Corp., a public oil and gas company, from December 1996 to November 1999.

Malcolm Adams, Director

Mr. Adams is a Professional Engineer and an ICD.D certified director with more than 12 years of oil and gas experience. He is a Vice President with ARC Financial Corporation, Canada's largest private equity firm focused exclusively on junior energy. Mr. Adams is responsible for developing and completing new investment opportunities for ARC Financial Corporation and enjoys working closely with portfolio companies, primarily with respect to risk management and corporate strategy. Prior to joining ARC Financial Corporation, Mr. Adams was a Senior Exploitation Engineer with ARC Resources Management Ltd. and he began his career as a Reservoir Engineer with Shell Canada. Mr. Adams graduated with a B.Sc. in Chemical Engineering in 1994 from

the University of New Brunswick and is a member of APEGGA. He is currently a member of the board of directors of three private companies.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation, no director or executive officer of the Corporation, or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

(a) is, as at the date of this Annual Information Form, or has been, within the 10 years before the date of this Annual Information Form, a director or executive officer of any corporation (including the Corporation) that while that person was acting in that capacity:

  (i) was the subject of a cease trade or similar order or an order that denied the relevant Corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days;

  (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the Corporation being the subject of a cease trade or similar order or an order that denied the relevant Corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

  (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder other than as set forth below:

  John A. Howard, Chairman of the Corporation, was the President, Chief Executive Officer and director of Sunoma Energy Corp. Immediately upon his resignation from the executive and board of directors, Sunoma Energy Corp. filed for court protection.

To the knowledge of the Corporation, no director or executive officer of the Corporation, or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, has been subject to:

(c) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of Rockyview will be subject in connection with the operations of Rockyview. In particular, certain of the directors and officers of Rockyview are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of Rockyview or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Rockyview. Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

LEGAL PROCEEDINGS

There are no material legal proceedings to which the Corporation is a party or in respect of which any of its property is the subject, nor are any such proceedings known to the Corporation to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There are no material interests, direct or indirect, of any director or executive officer of the Corporation, any person or company that is the direct or indirect owner of, or who exercises control or direction of, more than 10% of any class or series of the Corporation's outstanding voting securities, or any associate or affiliate of any of the foregoing persons or companies, in any transaction during the year ended December 31, 2006 or during the current financial year that has materially affected or will materially affect the Corporation, other than as disclosed elsewhere in this Annual Information Form in connection with the Corporation's acquisition of all of the issued and outstanding shares of Espoir completed on January 11, 2006 pursuant to a plan of arrangement under the provisions of the ABCA, the Corporation issued 129,190 Common Shares and paid $85,200 to Scott Dawson, a director of the Corporation on completion of the plan of arrangement.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Olympia Trust Company at its principal office in Calgary, Alberta and its agent's office in Toronto, Ontario.

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, there are no material contracts entered into by Rockyview during the year ended December 31, 2006 which can reasonably be regarded as presently material.

INTEREST OF EXPERTS

Names of Experts

The only persons or companies who are named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by the Corporation during, or relating to, the Corporation's most recently completed financial year, and whose profession or business gives authority to the statement, report or valuation made by the person or company, are PricewaterhouseCoopers LLP, the Corporation's independent auditors, Sproule, the Corporation's independent engineering evaluators and Seaton-Jordan, the Corporation's independent undeveloped landholding evaluators.

Interests of Experts

To the Corporation's knowledge, no registered or beneficial interests, direct or indirect, in any securities or other property of the Corporation or of one of the Corporation's associates or affiliates (i) were held by Sproule or Seaton-Jordan when Sproule or Seaton-Jordan prepared the statement, report or valuation in question, (ii) were received Sproule or Seaton-Jordan after Sproule or Seaton-Jordan prepared the statement, report or valuation in question, or (iii) is to be received by Sproule or Seaton-Jordan.

Neither PricewaterhouseCoopers LLP, Sproule or Seaton-Jordan, nor any director, officer or employee of PricewaterhouseCoopers LLP, Sproule or Seaton-Jordan, is or is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

PricewaterhouseCoopers LLP is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

AUDIT COMMITTEE INFORMATION

Composition of the Audit Committee

The Audit Committee of the Corporation is comprised of John Howard (Chair), Nancy Penner, Scott Dawson and Malcolm Adams. The following table sets out the assessment of each Audit Committee member's independence, financial literacy and relevant educational background and experience supporting such financial literacy.

Name and Municipality of Residence	Independent	Financially Literate	Relevant Education and Experience
John Howard Calgary, Alberta	Yes	Yes	As President and Chief Executive Officer of various publicly traded oil and gas issuers during the past 25 years and from his service on boards and audit committees of other publicly traded oil and gas issuers, Mr. Howard has developed practical experience and understanding of procedures for financial reporting.
Nancy Penner Calgary, Alberta	Yes	Yes	Ms. Penner's education and experience relevant to the performance of her responsibilities as an Audit Committee member are derived from more than 20 years' of law practice involving accounting and audit-related issues associated with complex commercial, securities and oil and gas transactions. She has also developed practical experience and understanding of internal controls and procedures for financial reporting from her service on Boards and audit committees of publicly traded issuers and a Crown corporation. She also continually pursues study on related subjects.
Scott Dawson Calgary, Alberta	Yes	Yes	As President and Chief Executive Officer of publicly traded oil and gas issuers during the past ten years and from his service on boards and audit committees of other publicly traded issuers, Mr. Dawson has also developed practical experience and understanding of procedures for financial reporting.
Malcolm Adams Calgary, Alberta	Yes	Yes	As a Vice President of ARC Financial Corporation, from his responsibility for developing and completing new investment opportunities, ARC Financial Corporation and from his service on the boards of other issuers, Mr. Adams has developed practical experience and understanding of procedures for financial reporting.

None of the members of the Audit Committee has a direct or indirect material relationship with the Corporation.

Pre-Approval of Policies and Procedures

Under the Mandate and Terms of Reference of the Audit Committee, the Audit Committee is required to review and pre-approve any non-audit services to be provided to the Corporation or its subsidiaries by the external auditors and consider the impact on the independence of such auditors. The Audit Committee may delegate to one or more independent members the authority to pre-approve non-audit services, provided that the member report to the Audit Committee at the next scheduled meeting such pre-approval and the member comply with such other procedures as may be established by the Audit Committee from time to time.

The Audit Committee has determined that in order to ensure the continued independence of the auditors, only permitted audit and non-audit related services would be provided to the Corporation by PricewaterhouseCoopers LLP and in such case, only with the prior approval of the Audit Committee.

Audit Committee Mandate and Terms of Reference

Role and Objective

The Audit Committee is a committee of the Board of Directors (the "**Board**") of the Corporation to which the Board has delegated its responsibility for the oversight of the nature and scope of the annual audit, the oversight of management's reporting on internal accounting standards and practices, the review of financial information, accounting systems and procedures, financial reporting and financial statements and has charged the Audit Committee with the responsibility of recommending, for approval of the Board, the audited financial statements, interim financial statements and other mandatory disclosure releases containing financial information.

The primary objectives of the Audit Committee are as follows:

1. to assist directors in meeting their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of the Corporation and related matters;

2. to provide better communication between directors and external auditors;

3. to enhance the external auditor's independence;

4. to increase the credibility and objectivity of financial reports; and

5. to strengthen the role of the independent directors by facilitating in depth discussions between directors on the Audit Committee, management and external auditors.

Membership of Audit Committee

1. The Audit Committee will be comprised of at least three (3) directors of the Corporation or such greater number as the Board may determine from time to time and all members of the Audit Committee shall be "independent" (as such term is used in Multilateral Instrument 52-110 – Audit Committees ("**MI 52-110**") unless the Board determines that the exemption contained in MI 52-110 is available and determines to rely thereon.

2. The Audit Committee may from time to time designate one of the members of the Audit Committee to be the Chair of the Audit Committee.

3. All of the members of the Audit Committee must be "financially literate" (as defined in MI 52-110) unless the Board determines that an exemption under MI 52-110 from such requirement in respect of any particular member is available and determines to rely thereon in accordance with the provisions of MI 52-110.

Mandate and Responsibilities of Audit Committee

It is the responsibility of the Audit Committee to:

1. Oversee the work of the external auditors, including the resolution of any disagreements between management and the external auditors regarding financial reporting.

2. Satisfy itself on behalf of the Board with respect to the Corporation's internal control systems:

   (a) identifying, monitoring and mitigating business risks; and

   (b) ensuring compliance with legal, ethical and regulatory requirements.

3. Review the annual and interim financial statements of the Corporation and related management's discussion and analysis ("**MD&A**") prior to their submission to the Board for approval. The process should include but not be limited to:

   (a) reviewing changes in accounting principles and policies, or in their application, which may have a material impact on the current or future years' financial statements;

(b) reviewing significant accruals, reserves or other estimates such as the ceiling test calculation;

(c) reviewing accounting treatment of unusual or non-recurring transactions;

(d) ascertaining compliance with covenants under loan agreements;

(e) reviewing disclosure requirements for commitments and contingencies;

(f) reviewing adjustments raised by the external auditors, whether or not included in the financial statements;

(g) reviewing unresolved differences between management and the external auditors; and

(h) obtain explanations of significant variances with comparative reporting periods.

4. Review the financial statements, prospectuses and other offering documents, MD&A, annual information forms ("**AIF**") and all public disclosure containing audited or unaudited financial information (including, without limitation, annual and interim press releases and any other press releases disclosing earnings or financial results) before release and prior to Board approval. The Audit Committee must be satisfied that adequate procedures are in place for the review of the Corporation's disclosure of all other financial information and will periodically assess the accuracy of those procedures.

5. Review and approve the disclosure of the Audit Committee information required to be included in the AIF of the Corporation prior to its filing with regulatory authorities.

6. With respect to the appointment of external auditors by the Board:

(a) recommend to the Board the external auditors to be nominated;

(b) recommend to the Board the terms of engagement of the external auditor, including the compensation of the auditors and a confirmation that the external auditors will report directly to the Audit Committee;

(c) on an annual basis, review and discuss with the external auditors all significant relationships such auditors have with the Corporation to determine the auditors' independence;

(d) when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change; and

(e) review and pre-approve any non-audit services to be provided to the Corporation or its subsidiaries by the external auditors and consider the impact on the independence of such auditors. The Audit Committee may delegate to one or more independent members the authority to pre-approve non-audit services, provided that the member(s) report to the Audit Committee at the next scheduled meeting such pre-approval and the member(s) comply with such other procedures as may be established by the Audit Committee from time to time.

7. Review with external auditors (and internal auditor if one is appointed by the Corporation) their assessment of the internal controls of the Corporation, their written reports containing recommendations for improvement, and management's response and follow-up to any identified weaknesses. The Audit Committee will also review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of the Corporation and its subsidiaries.

8. Review risk management policies and procedures of the Corporation (i.e. hedging, litigation and insurance).

9. Establish a procedure for:

(a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

(b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

10. Review and approve the Corporation's hiring policies regarding partners and employees and former partners and employees of the present and former external auditors of the Corporation.

The Audit Committee has authority to communicate directly with the internal auditors (if any) and the external auditors of the Corporation. The external auditors shall be required to report directly to the Audit Committee. The Audit Committee will also have the authority to investigate any financial activity of the Corporation. All employees of the Corporation are to cooperate as requested by the Audit Committee.

The Audit Committee may also retain persons having special expertise and/or obtain independent professional advise to assist in filling their responsibilities at such compensation as established by the Audit Committee and at the expense of the Corporation without any further approval of the Board.

Meetings and Administrative Matters

1. At all meetings of the Audit Committee every question shall be decided by a majority of the votes cast. In case of an equality of votes, the Chairman of the meeting shall be entitled to a second or casting vote.

2. The Chair will preside at all meetings of the Audit Committee, unless the Chair is not present, in which case the members of the Audit Committee that are present will designate from among such members the Chair for purposes of the meeting.

3. A quorum for meetings of the Audit Committee will be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Audit Committee will be the same as those governing the Board unless otherwise determined by the Audit Committee or the Board.

4. Meetings of the Audit Committee should be scheduled to take place at least four times per year. Minutes of all meetings of the Audit Committee will be taken. The Chief Financial Officer will attend meetings of the Audit Committee, unless otherwise excused from all or part of any such meeting by the Chairman.

5. The Audit Committee will meet with the external auditor at least once per year (in connection with the preparation of the year-end financial statements) and at such other times as the external auditor and the Audit Committee consider appropriate.

6. Agendas, approved by the Chair, will be circulated to Audit Committee members along with background information on a timely basis prior to the Audit Committee meetings.

7. The Audit Committee may invite such officers, directors and employees of the Corporation as it sees fit from time to time to attend at meetings of the Audit Committee and assist in the discussion and consideration of the matters being considered by the Audit Committee.

8. Minutes of the Audit Committee will be recorded and maintained and circulated to directors who are not members of the Audit Committee or otherwise made available at a subsequent meeting of the Board.

9. The Audit Committee may retain persons having special expertise and may obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.

10. Any members of the Audit Committee may be removed or replaced at any time by the Board and will cease to be a member of the Audit Committee as soon as such member ceases to be a director. The Board may fill vacancies on the Audit Committee by appointment from among its members. If and whenever a vacancy exists on the Audit Committee, the remaining members may exercise all its powers so long as two members remain on the Audit Committee. Subject to the foregoing, following appointment as a member of the Audit Committee each member will hold such office until the Audit Committee is reconstituted.

11. Any issues arising from these meetings that bear on the relationship between the Board and management should be communicated to the Chairman of the Board by the Audit Committee Chair.

External Auditor Service Fees

The following table sets forth the audit service fees billed by Rockyview's external auditor, PricewaterhouseCoopers LLP, for the period indicated:

Type of Fees and Fiscal Year Ended	Aggregate Fees Billed	Description of Services
Audit Fees		
Fiscal Period Ended December 31, 2006	$55,000	Audit of consolidated financial statements
Audit – Related Fees		
Fiscal Period Ended December 31, 2006	$21,000	Review of interim financial statements
Tax Services	$19,500	Tax planning and compliance
Private Placement	$4,000	December 2006 private placement

ADDITIONAL INFORMATION

Additional information relating to Rockyview may be found on SEDAR at www.sedar.com and also on Rockyview's website at www.rockyviewenergy.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Rockyview's securities and securities authorized for issuance under equity compensation plans is contained in Rockyview's information circular – proxy statement dated March 14, 2007 relating to the annual general meeting of shareholders to be held on April 19, 2007.

Additional information is also provided in Rockyview's consolidated financial statements and management's discussion and analysis for the year ended December 31, 2006, which documents may be found on SEDAR at www.sedar.com.

GLOSSARY OF TERMS

In this Annual Information Form, the following terms shall have the meanings set forth below, unless otherwise indicated.

"ABCA" means the *Business Corporations Act* (Alberta), together with any amendments thereto and all regulations promulgated thereunder;

"AEUB" means the Alberta Energy and Utilities Board;

"ARTC" means Alberta Royalty Tax Credit;

"COGE Handbook" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"Common Shares" means the common voting shares in the capital of Rockyview;

"Corporation" or **"Rockyview"** means Rockyview Oil & Gas Limited, a corporation amalgamated pursuant to the ABCA and, unless the context otherwise requires, includes ROG and Rockyview Partnership;

"Economic Life" means, with respect to an oil and natural gas property, the time remaining before production of Petroleum Substances from the property is forecast to be uneconomic under forecast cost and price assumptions;

"Espoir Arrangement" means the plan of arrangement under the ABCA involving Rockyview, Espoir and the securityholders of Espoir;

"GAAP" means Canadian generally accepted accounting principles;

"NI 51-101" means National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities adopted by the Canadian Securities Administrators;

"Petroleum Substances" means petroleum, natural gas and related hydrocarbons (including condensate and NGLs), and all other substances (including sulphur and its compounds), whether liquid, solid or gaseous and whether hydrocarbons or not, produced in association therewith;

"Reserve Value" means, for any petroleum and natural gas property at any time, the present worth of all of the estimated pre-tax net cash flow from the total proved plus probable reserves shown in the most recent engineering report relating to such property, discounted at 10% and using forecast price and cost assumptions (a common benchmark in the oil and natural gas industry);

"Rockyview Partnership" means Rockyview Energy Partnership, a general partnership organized under the laws of the Province of Alberta;

"ROG" means Rockyview Oil & Gas Ltd., a corporation amalgamated pursuant to the ABCA;

"Seaton-Jordan" means Seaton-Jordan & Associates Ltd., independent land evaluators, Calgary, Alberta;

"Seaton-Jordan Report" means the independent evaluation dated March 7, 2007, prepared by Seaton-Jordan in respect of Rockyview's undeveloped lands, effective December 31, 2006;

"SEDAR" means the computer system for the transmission, receipt, acceptance, review and dissemination of documents filed in electronic format known as the System for Electronic Document Analysis and Retrieval;

"Sproule" means Sproule Associates Limited, independent petroleum consultants, Calgary, Alberta;

"Sproule Report" means the December 31, 2006 report dated February 6, 2007 report prepared by Sproule, evaluating the crude oil, natural gas and NGL reserves of Rockyview, as at December 31, 2006 in accordance with the standards contained in the

COGE Handbook and the reserves definitions set out by the Canadian Securities Administrators in NI 51-101 and the COGE Handbook;

"**Tax Act**" means the *Income Tax Act* (Canada) R.S.C. 1985, c.1 (5th Supp.), as amended;

"**TSX**" means the Toronto Stock Exchange; and

"**United States**" or "**U.S.**" means the United States of America.

ABBREVIATIONS

Crude Oil and Natural Gas Liquids		**Natural Gas**	
bbl	one barrel	Mcf	one thousand cubic feet
bbls	barrels	MMcf	one million cubic feet
bbl/d	barrels per day	Bcf	one billion cubic feet
Mbbls	thousand barrels		
boe	barrels of oil equivalent of natural gas on the basis of 1 boe for 6 Mcf of natural gas (unless otherwise indicated)	Mcf/d	one thousand cubic feet per day
mboe	one thousand barrels of oil equivalent	MMcf/d	one million cubic feet per day
mmboe	one million barrels of oil equivalent	GJ	gigajoule
boe/d	barrels of oil equivalent per day	GJs/d	gigajoules per day
NGL	natural gas liquids	Btu	British thermal unit
stb	standard stock tank barrel	MMBtu	million British thermal units

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. This conversion factor is an industry accepted norm and is not based on either energy content or current prices.

Other

WTI	means West Texas Intermediate.
°API	means the measure of the density or gravity of liquid petroleum products derived from a specific gravity.
psi	means pounds per square inch.

CONVERSION

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	thousand cubic metres ("10^3m^3")	0.0282
thousand cubic metres	Mcf	35.494
bbls	cubic metres ("m^3")	0.159
cubic metres	bbls	6.290
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471

SCHEDULE A
REPORT ON RESERVES DATA BY SPROULE ASSOCIATES LIMITED
IN ACCORDANCE WITH FORM 51-101F2
(ROCKYVIEW RESERVES AS AT DECEMBER 31, 2006)

To the Board of Directors of Rockyview Energy Inc. (the "**Corporation**"):

1. We have prepared an evaluation of the Corporation's Reserves Data as at December 31, 2006. The Reserves Data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2006, using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The Reserves Data are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the Reserves Data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "**COGE Handbook**") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the Reserves Data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the Reserves Data of the Corporation evaluated by us for the year ended December 31, 2005, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Corporation's Board of Directors:

Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate) (Thousands of Dollars)			
			Audited ($)	Evaluated ($)	Reviewed ($)	Total ($)
Sproule Associates Limited	Evaluation of the P&NG Reserves of Rockyview Energy Inc., as of December 31, 2006 prepared February 6, 2007	Canada	0	132,926.5	0	132,926.5

5. In our opinion, the Reserves Data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update this evaluation for events and circumstances occurring after its preparation date.

7. Because the Reserves Data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Sproule Associates Limited
Calgary, Alberta
March 23, 2007

(Signed) "*Bob Johnson*", B.Sc., P. Eng
Manager, Engineering

SCHEDULE B
REPORT OF ROCKYVIEW MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE IN ACCORDANCE WITH FORM 51-101F3
(ROCKYVIEW RESERVES AS AT DECEMBER 31, 2006)

Management of Rockyview Energy Inc. (the "**Corporation**") are responsible for the preparation and disclosure of information with respect to the Corporation's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Corporation's reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The Board of Directors of the Corporation has

(a) reviewed the Corporation's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Board of Directors of the Corporation has reviewed the Corporation's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has approved

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(Signed) Steven Cloutier
President and Chief Executive Officer

(Signed) Daniel Allan
Chief Operating Officer

(Signed) John Howard
Director

(Signed) Scott Dawson
Director

March 23, 2007

Exemption
82-34899

OLYMPIA
Trust Company
CORPORATE & SHAREHOLDER SERVICES

May 19, 2007

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers
Toronto Stock Exchange

Dear Sirs:

Subject: Rockyview Energy Inc. (the "Corporation")

We hereby confirm the following materials were sent by prepaid first class mail on March 16, 2007 to the registered holders of Common shares of the Corporation:

1. Notice of Meeting / Information Circular – Proxy Statement dated March 14, 2007
2. Instrument of Proxy
3. Mail List Card
4. Proxy Return Envelope

We further confirm that copies of items #1-#4 of the above-noted materials were sent by courier on March 16, 2007 to each intermediary holding Common shares of the Corporation, who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are filing this material with you in our capacity as agent for the Corporation.

Yours truly,

OLYMPIA TRUST COMPANY

signed "Dan Young"

Dan Young
Corporate Administrator
Corporate & Shareholder Services
Direct Dial (403) 261-8467
Email: youngd@olympiatrust.com

cc: Rockyview Energy Inc.
Attention: Marilyn Robertson

Exemption
82-34899

Rockyview Energy

Rockyview Energy provides operations update and posts revised corporate presentation on its website

Calgary, Alberta, March 22, 2007 ("RVE" -- TSX) -- Rockyview Energy Inc. ("Rockyview" or the "Company") is pleased to provide an operational update.

2007 Winter Drilling Program

The Company has drilled 28 (20 net) wells year-to-date, resulting in 18 (14 net) gas wells, 8 (5 net) wells cased for gas and awaiting completion and 2 (1 net) abandoned wells. The Company has also re-completed 5 (3 net) other shallow gas wells and is in the process of drilling one (0.5 net) well at Wood River, targeting the Mannville formation. All the successful wells are expected to be tied-in following spring break-up. The activity is summarized below:

Central Alberta

- Drilled 16 (12 net) Horseshoe Canyon gas wells (cased and/or completed).
- Drilled 7 (5 net) Horseshoe Canyon/Belly River (dual producing) gas wells (cased and/or completed).
- Re-completed 5 (3 net) gas wells in the Horseshoe Canyon.
- Drilling one (0.5 net) Mannville gas well.

Western Alberta

- Drilled 2 (2 net) Mannville/Nordegg/Banff wells, cased for gas.

Peace River Arch

- Drilled 1 (0.5 net) Triassic wells, cased for oil/gas.
- Drilled 2 (0.7 net) abandoned wells.

Total expenditures on drilling, completions and re-completions for the first quarter are expected to be approximately $8.0 million. Management estimates that total tie-in costs will amount to approximately $3.0 million. A further update on production additions from these activities will be provided once rates have stabilized.

In addition, Rockyview invested $500,000 on land and seismic acquisitions. A total of 1,500 net acres was acquired during the quarter, predominantly in the Peace River Arch.

"We're very pleased with the results of our winter drilling program", noted Rockyview President & C.E.O. Steve Cloutier. "In addition to continuing the operational successes we had in 2006,

our drill and case costs on the shallow gas program have come in below estimates. Together with the infrastructure investments we made last year, this results in very attractive go-forward economics".

Rockyview also entered into a multi-section farm-in agreement in its Central Alberta core area. The Company has recompleted two wells in the Horseshoe Canyon formation, to earn four sections of land. Rockyview estimates that an additional 10 Horseshoe Canyon wells might be drilled on these lands, none of which has been assigned reserves.

Updated Corporate Presentation

Rockyview has updated the corporate presentation on its website to take into account the Company's recently released 2006 operating and financial results. The presentation may be viewed at www.rockyviewenergy.com.

For further information, please contact:
Steve Cloutier, President & C.E.O.
Alan MacDonald, Vice President, Finance, C.F.O. & Corporate Secretary
Tel: (403) 538-5000 Fax: (403) 538-5050
www.rockyviewenergy.com.

Reader Advisory - Statements in this news release contain forward-looking information including expectations of future production, expectations of future expenditures and capital costs, plans for exploration, development and drilling activities and other operational developments. Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to: the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. The risks outlined above should not be construed as exhaustive. The reader is cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

Exemption
82-34899

Rockyview Energy

ROCKYVIEW ENERGY INC. ANNOUNCES FILING OF ANNUAL INFORMATION FORM

Calgary, Alberta, March 27, 2007 – Rockyview Energy Inc. (TSX: RVE) ("Rockyview") has filed its annual information form for the period ended December 31, 2006, which includes the disclosure and report relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101. Copies of this document may be obtained via the SEDAR website at www.sedar.com or Rockyview's website at www.rockyviewenergy.com.

About Rockyview Energy

Rockyview is a Calgary-based company active in exploration, development and production of natural gas and crude oil in Western Canada.

For further information, please contact:
Steve Cloutier, President & C.E.O.
Alan MacDonald, Vice President, Finance, C.F.O. & Corporate Secretary
Tel: (403) 538-5000 Fax: (403) 538-5050
www.rockyviewenergy.com.

Exemption
82-34899

Rockyview Energy

Rockyview Energy increases 2007 capital budget

New Release

Calgary, Alberta, April 19, 2007 ("RVE" -- TSX) -- Rockyview Energy Inc. ("Rockyview" or the "Company") is pleased to announce that its board of directors has approved a $5 million increase to the Company's 2007 capital budget to bring total anticipated expenditures on drilling, completions, facilities, land and seismic to $25 million.

The original budget (news release dated December 13, 2006) contemplated $20 million in expenditures on an average 2007 natural gas reference price of C$6.50 per thousand cubic feet ("mcf"). Rockyview's production is leveraged approximately 95% to natural gas. Year-to-date, the price of natural gas at AECO has averaged C$7.40 per mcf, with the forward strip for the balance of the year trading at approximately C$7.92 per mcf. The Company also has approximately thirty-seven percent of its gas production hedged at a minimum price of $7.80 per mcf, with the opportunity to participate beyond that level through the use of collars.

"Given the commodity price environment and our hedges, we felt comfortable that stepping up our drilling program was the right move at this time", noted Rockyview President and Chief Executive Officer Steve Cloutier.

Mr. Cloutier also pointed to an improvement in the Company's capital costs as figuring into their deliberations, as well as new locations being added to their drilling inventory. "In addition to a well-managed drilling and completions program, we have been capitalizing on a reduction in some shallow gas service costs. Complementing this is recent success on a farm-in in our Central Alberta core area that sets up 10 incremental locations that efficiently fit within our current drilling plans".

Year to date, the Company has drilled 29 (20.5 net) wells, resulting in 18 (14.0 net) gas wells, 9 (5.5 net) wells cased for gas and awaiting completion and 2 (1 net) abandoned wells. The Company has also re-completed 5 (3 net) other shallow gas wells. All the successful wells are expected to be tied-in following spring break-up during the second quarter. The Company has a two to three-year drilling inventory comprised of low-risk shallow gas prospects and high impact plays and intends to allocate an increasing amount of human and financial resources to expanding its exploration initiatives.

Total expenditures on drilling, completions and re-completions for the first quarter are expected to be approximately $8.0 million. Management estimates that total tie-in costs will amount to approximately $3.0 million.

In addition, Rockyview has invested approximately $550,000 on land and seismic acquisitions. More than 2,000 net acres have been acquired since the beginning of the year, predominantly in the Peace River Arch, where Rockyview continues to build on a number of geological opportunities.

The increased $5 million in drilling activity will occur during the third and fourth quarters, with most of the budgeted capital allocated to exploration and development initiatives in the Company's Central Alberta and Peace River Arch core areas.

For further information, please contact:
Steve Cloutier, President & C.E.O.
Alan MacDonald, Vice President, Finance, C.F.O. & Corporate Secretary
Tel: (403) 538-5000 Fax: (403) 538-5050
www.rockyviewenergy.com.

Reader Advisory - Statements in this news release contain forward-looking information including expectations of future production, expectations of future expenditures and capital costs, plans for exploration, development and drilling activities and other operational developments. Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to: the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. The risks outlined above should not be construed as exhaustive. The reader is cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

END